Annual Report

September 30, 2010

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

Waddell & Reed Advisors Cash Management



CONTENTS
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

Economic conditions have improved markedly since our last report to you. As the economic recovery that began in the spring of 2009 gained slight momentum, investors began to demonstrate some appetite for risk, recognizing the power of the government stimulus and other initiatives that had been put in place. Stocks and bonds began to rally, and some positive signs began to appear, including an upturn in housing and a recovery in demand for consumer durable goods. At the start of the fiscal year, the end of the third calendar quarter of 2009, gross domestic product expanded at a 2.8 percent annualized rate. Progress continued as 2009 wound to a close. In the fourth calendar quarter of 2009, gross domestic product expanded to 5.6 percent.

The momentum that drove the equity markets higher in late 2009 continued into the first calendar quarter of 2010, albeit at a markedly slower pace. Many economic indicators pointed to continued recovery and increasing stability in the U.S. economy, and investor confidence was further bolstered by stabilization of global credit markets, stronger-than-expected first-quarter 2010 corporate profits and improvement in the auto and housing markets. This optimism abruptly changed with the emergence of the European debt crisis, which created fears of a double-dip recession. The European banking system was negatively impacted when investors began to question the credit quality of several sovereign governments. That scenario, in conjunction with data reflecting slowing U.S. economic growth and escalating concern about China's ability to slow the pace of its economy, drove a sharp global correction. The tide seemed to turn in September, however, traditionally a negative month for equities, with slightly stronger economic data and optimism that mid-term elections may drive more investor-friendly changes in Washington. Stocks staged a dramatic four-week rally that restored some optimism toward the end of the fiscal period, assisted perhaps by an announcement from the National Bureau of Economic Research that the 'Great Recession,' the longest-lasting since the Great Depression, officially ended in June of 2009.

The economy grew at a 1.7 percent annual rate in the second calendar quarter of 2010, slowing precipitously from the 3.7 percent rate in the first three months of the calendar year. Preliminary numbers for third-quarter growth appear positive. The S&P 500 Index posted a 12.1 percent gain for the 12 months ended September 30, 2010. Fixed Income markets, as measured by the Citigroup Broad Investment Grade Index, saw yields decline significantly.

Numerous imponderables remain, including persistent high unemployment and a housing sector that continues to struggle, particularly so after government stimulus was removed. Nonetheless, we are optimistic that better days are ahead. Interest rates are low, government policy remains accommodative, and companies are reporting more robust activity. Acquisition activity, a sign that companies are growing more willing to loosen the purse strings and funnel money into growing their operations, appears to be picking up.

Economic Snapshot

	9/30/10	9/30/09
S&P 500 Index	1141.20	1057.08
MSCI EAFE Index	1561.01	1552.84
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.33%	3.22%
U.S. unemployment rate	9.6%	9.8%
30-year fixed mortgage rate	4.35%	4.94%
Oil price per barrel	$ 79.97	$ 70.82

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust in Waddell & Reed, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

MANAGEMENT DISCUSSION
Bond Fund



Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Bond Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2010. He has managed the Fund for two years and has 24 years of industry experience.

Mark J. Otterstrom

Fiscal Year Performance

For the 12 Months Ended September 30, 2010

Bond Fund (Class A shares at net asset value)	8.61%
Benchmark(s) and/or Lipper Category	
Citigroup Broad Investment Grade Index (generally reflects the performance of securities representing the bond market)	7.77%
Lipper Corporate Debt Funds A Rated Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.01%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Several factors had significant influence on the Fund's performance over the last 12 months. First, substantial cash flowed into fixed-income mutual funds. At the same time, investors' appetite for risk returned with a vengeance. The lowest-rated corporate bonds saw the highest total returns over the last year. However, these assets were also the hardest hit during the credit collapse in 2008. We avoided significant losses in 2008 by maintaining a very high-grade, relatively short-duration portfolio. Over the last year, the high-grade corporate bonds held by the Fund underperformed those held in less risk-averse funds.

Duration was key

Duration management was another key ingredient to the Fund's performance. Funds with the longest duration performed the best during this period of declining Treasury interest rates. The Fund was short its benchmark's duration during the first half of its fiscal year. This was a good place to be early in the year. Treasury rates rose through March of 2010 as it appeared a sustainable U.S. economic recovery was beginning to take hold. It became apparent during the second half of the fiscal year that the U.S. economic recovery was slowing. In April, financial troubles in Greece and other eurozone countries led to a renewed flight-to-quality trade into U.S. Treasury debt. We saw a major shift in the yield curve, with a trading range at significantly lower levels.

An additional factor was the very strong total returns of agency mortgage-backed securities. Mortgage debt spreads have tightened significantly due to the lack of new supply combined with strong demand from mortgage investors. This lack of new-product supply is mostly the result of very low refinancing

rates. With the current low mortgage rates, we would normally be experiencing a larger volume of mortgage refinancing. However, today many homeowners either do not have the home equity or the current income to qualify for a new mortgage. Many homeowners who could refinance their loans have already done so and those who have not may be unable to due to the loss of value in their homes. These factors have combined to greatly reduce refinancing activity.

Interest rate rally helped

Funds with the largest allocation of weak investment-grade or non investment-grade debt performed best over the last fiscal year. While the duration for the Fund was short its benchmark for much of the year, we ultimately increased its duration and participated in most of this year's interest rate rally. Lower-rated corporate bonds and long dated treasury bonds were the two best performing sectors for this Fund over the last fiscal year.

The discussion by the Federal Open Market Committee (FOMC) concerning additional quantitative easing (QE) appears to have changed. Instead of questioning if additional easing is needed, the discussion now focuses on how best to implement the additional easing. The bond market has priced in a second round of QE before the end of the year. There is some concern in the market as to whether the Fed is now just pushing on a string and that additional QE will ultimately have diminished returns. Still, Treasury rates should remain low as long as the Fed is pursuing an easy money policy.

Investors' appetite for risk has abated, at least for now. The Fund is underweight its benchmark in Treasury, Agency and Agency-backed mortgage debt and substantially overweight corporate debt. We have lengthened the Fund's duration so it is now longer than that of its benchmark. The Fund is overweight the middle of the yield curve in an attempt to take advantage of a steep yield curve. We will continue to look for opportunities to add lower-grade bonds to the portfolio when we believe we are being compensated for the added risk. Spreads on agency-backed mortgage bonds have recently widened due to the concern the Fed will try to influence the pre-payment speeds of these securities. The Fed would like to see increased refinancing of existing mortgage into new loans with lower interest rates and lower monthly payments. Implementation of this goal is very problematic. Contract law that supports the foundation of mortgage-backed securities makes the forced refinancing of the underlying mortgages very difficult.

A cautious approach

With the potential of a prolonged global slowdown on the horizon, we will look to cautiously add longer duration bonds to the portfolio. We have seen a recent widening of credit spreads to relatively attractive levels. If we do not see additional weakness or a significant downdraft to the U.S. economy, credit spreads could see a healthy rally from their current levels. We continue to believe that until the Fed changes its monetary policy and begins to raise rates, the short end of the curve will act as an anchor for the long end. The yield curve remains steep and we believe offers some value at the middle of the curve. As the Fed retreats from the mortgage market and spreads widen we will look for opportunities to add to our agency-backed mortgage debt.

Given the fragility of the economic recovery, the current low inflation expectation in the market and home foreclosures still at troubling levels, the Fed appears to be in no hurry to raise short-term rates. While there are many reasons for Treasury rates to go higher, the flight-to-quality trade into Treasuries has been overwhelming. With the European Union recovery stretching over multiple quarters there is not much on the horizon to change the current attraction of Treasury debt. However, the current trade into Treasuries could reverse itself very rapidly if economic conditions begin to improve.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Bond Fund.

Bond Fund

Asset Allocation

Bonds	**97.1%**
Corporate Debt Securities	49.8%
United States Government and Government Agency Obligations	44.8%
Municipal Bonds – Taxable	1.4%
Other Government Securities	1.1%
Cash and Cash Equivalents	**2.9%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	100/137	73
3 Year	86/130	66
5 Year	76/122	62
10 Year	37/61	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**92.6%**
AAA	50.5%
AA	8.8%
A	21.0%
BBB	12.3%
Non-Investment Grade	**4.5%**
BB	1.9%
B	0.8%
CCC	1.8%
Cash and Cash Equivalents	**2.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



Bond Fund, Class A Shares[1] $16,216
Citigroup Broad Investment Grade Index $18,839
Lipper Corporate Debt Funds A Rated Universe Average $17,513

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-10	2.37%	3.52%	7.69%	8.94%
5-year period ended 9-30-10	3.76%	3.82%	4.11%	5.35%
10-year period ended 9-30-10	4.95%	4.59%	4.65%	5.92%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The Illustration of Fund Expenses for each Fund is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2010.

Actual Expenses

The first line for each share class in each table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Expenses for Comparison Purposes

The second line for each share class in each table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

ILLUSTRATION OF FUND EXPENSES
Bond Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,063.80	0.97%	$ 5.06
Class B	$1,000	$1,058.20	2.02%	$10.39
Class C	$1,000	$1,059.20	1.85%	$ 9.58
Class Y	$1,000	$1,063.80	0.67%	$ 3.41
Based on 5% Return[2]				
Class A	$1,000	$1,020.20	0.97%	$ 4.95
Class B	$1,000	$1,014.93	2.02%	$10.18
Class C	$1,000	$1,015.79	1.85%	$ 9.37
Class Y	$1,000	$1,021.72	0.67%	$ 3.34

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Bond Fund *(in thousands)* SEPTEMBER 30, 2010

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.8%		
Bombardier Inc.,		
7.500%, 3–15–18 (A)	$ 4,200	$ 4,515
Honeywell International Inc.,		
5.000%, 2–15–19	5,000	5,778
		10,293
Asset Management & Custody Banks – 0.2%		
TIAA Global Markets, Inc.,		
5.125%, 10–10–12 (A)	2,300	2,489
Biotechnology – 0.8%		
Amgen Inc.:		
6.150%, 6–1–18	6,000	7,308
5.700%, 2–1–19	2,000	2,390
		9,698
Brewers – 0.9%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14 (A)	8,000	8,983
5.375%, 1–15–20	2,000	2,258
		11,241
Broadcasting – 0.4%		
CBS Corporation,		
8.875%, 5–15–19	4,076	5,313
Cable & Satellite – 1.2%		
Comcast Cable Communications, Inc.,		
8.500%, 5–1–27	5,250	6,680
Comcast Corporation,		
5.150%, 3–1–20	4,000	4,371
EchoStar DBS Corporation,		
6.375%, 10–1–11	3,000	3,105
		14,156
CMBS Other – 3.0%		
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2005–2,		
4.783%, 7–10–43 (B)	6,624	6,910
Deutsche Mortgage and Asset Receiving Corporation COMM 2005-C6 Commercial Mortgage Pass-Through Certificates,		
5.144%, 6–10–44	18,500	19,320
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1,		
4.719%, 1–15–38	6,000	6,408
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7–12–38 (B)	6,000	6,371
		39,009
Coal & Consumable Fuels – 0.3%		
Peabody Energy Corporation,		
6.500%, 9–15–20	3,000	3,229
Computer Hardware – 1.9%		
Hewlett-Packard Company,		
2.125%, 9–13–15	17,500	17,661

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Computer Hardware (Continued)		
International Business Machines Corporation,		
7.625%, 10–15–18	$ 4,000	$ 5,314
		22,975
Construction & Farm Machinery & Heavy Trucks – 0.6%		
John Deere Capital Corporation,		
2.800%, 9–18–17	7,500	7,562
Consumer Finance – 1.2%		
American Express Credit Corporation,		
2.750%, 9–15–15	5,000	5,034
Ford Motor Credit Company LLC,		
7.000%, 4–15–15	10,000	10,690
		15,724
Data Processing & Outsourced Services – 0.7%		
Western Union Company (The),		
6.500%, 2–26–14	8,000	9,190
Diversified Banks – 1.0%		
U.S. Bancorp,		
4.200%, 5–15–14	6,200	6,797
Wells Fargo Financial, Inc.,		
5.500%, 8–1–12	5,000	5,376
		12,173
Diversified Capital Markets – 1.6%		
Credit Suisse AG,		
3.500%, 3–23–15	7,000	7,367
Deutsche Bank AG,		
3.450%, 3–30–15	12,400	13,080
		20,447
Diversified Chemicals – 1.6%		
Dow Chemical Company (The),		
7.600%, 5–15–14	1,975	2,308
E.I. du Pont de Nemours and Company:		
5.000%, 1–15–13	3,900	4,266
5.875%, 1–15–14	2,150	2,461
5.750%, 3–15–19	9,000	10,730
		19,765
Diversified Metals & Mining – 1.0%		
BHP Billiton Finance (USA) Limited,		
5.500%, 4–1–14	3,500	3,940
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	7,000	8,644
		12,584
Education Services – 0.3%		
Trustees of Princeton University (The),		
4.950%, 3–1–19	3,000	3,439
Electric Utilities – 0.1%		
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	1,218	1,257

Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electrical Components & Equipment – 0.2%		
Emerson Electric Co., 4.875%, 10–15–19	$ 2,500	$ 2,847
Environmental & Facilities Services – 0.1%		
Allied Waste North America, Inc., 7.125%, 5–15–16	1,500	1,607
Health Care Equipment – 0.7%		
Medtronic, Inc., 3.000%, 3–15–15	8,000	8,475
Health Care Services – 0.2%		
Medco Health Solutions, Inc., 4.125%, 9–15–20	3,000	3,038
Household Appliances – 0.2%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15 (C)	3,000	3,104
Household Products – 1.1%		
Procter & Gamble Company (The), 8.000%, 9–1–24	10,000	14,270
Industrial Conglomerates – 2.4%		
General Electric Capital Corporation:		
5.250%, 10–19–12	5,250	5,652
3.750%, 11–14–14	11,000	11,652
5.625%, 5–1–18	5,500	6,105
Westinghouse Electric Corporation, 8.875%, 6–14–14	4,500	5,327
		28,736
Industrial Machinery – 0.6%		
Illinois Tool Works Inc., 5.150%, 4–1–14	7,000	7,947
Integrated Oil & Gas – 0.6%		
Shell International Finance B.V., 4.375%, 3–25–20	7,000	7,704
Integrated Telecommunication Services – 0.8%		
AT&T Inc.:		
4.950%, 1–15–13	2,000	2,173
5.800%, 2–15–19	1,500	1,788
Deutsche Telekom International Finance B.V., 4.875%, 7–8–14	6,000	6,598
		10,559
Internet Software & Services – 0.8%		
British Telecommunications plc, 5.150%, 1–15–13	10,000	10,687
Investment Banking & Brokerage – 1.6%		
Goldman Sachs Group, Inc. (The), 5.375%, 3–15–20	7,000	7,378

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage (Continued)		
Morgan Stanley, 4.100%, 1–26–15	$12,450	$ 12,868
		20,246
Life & Health Insurance – 0.9%		
MetLife Global Funding I, 2.500%, 9–29–15 (C)	5,500	5,513
Prudential Financial, Inc., 4.750%, 9–17–15	5,000	5,410
		10,923
Movies & Entertainment – 0.4%		
Walt Disney Company (The), 4.700%, 12–1–12	5,000	5,418
Multi-Utilities – 3.1%		
Dominion Resources, Inc., 5.250%, 8–1–33	7,500	8,616
Duke Energy Carolinas, LLC, 4.300%, 6–15–20	3,250	3,583
Duke Energy Indiana, Inc., 3.750%, 7–15–20	7,000	7,309
Duke Energy Ohio, Inc., 2.100%, 6–15–13	4,000	4,107
NorthWestern Corporation, 6.340%, 4–1–19	7,000	8,132
Pacific Gas and Electric Company, 3.500%, 10–1–20	8,000	7,921
		39,668
Oil & Gas Drilling – 0.8%		
Weatherford International, Inc., 5.950%, 6–15–12	9,500	10,187
Oil & Gas Equipment & Services – 0.7%		
Halliburton Company:		
6.150%, 9–15–19	3,000	3,581
6.750%, 2–1–27	4,950	5,798
		9,379
Oil & Gas Storage & Transportation – 2.6%		
AGL Capital Corporation, 7.125%, 1–14–11	7,000	7,120
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (A)	9,604	10,484
Northern Natural Gas, 7.000%, 6–1–11 (C)	3,000	3,116
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14	4,500	5,269
Tennessee Gas Pipeline Company, 7.000%, 3–15–27	6,000	6,529
		32,518
Other Diversified Financial Services – 1.8%		
Bank of America Corporation, 6.500%, 8–1–16	3,000	3,375
JPMorgan Chase & Co.:		
4.650%, 6–1–14	7,000	7,665
6.000%, 1–15–18	10,000	11,419
		22,459

Bond Fund *(in thousands)* SEPTEMBER 30, 2010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Non-Agency REMIC/CMO – 2.8%		
Countrywide Home Loans Mortgage Pass-Through Trust 2005–28, 5.250%, 1–25–19	$9,531	$ 8,569
Countrywide Home Loans Mortgage Trust 2005-J4, 5.500%, 11–25–35	8,250	6,507
First Horizon Alternative Mortgage Securities Trust 2005-FA6, 5.500%, 9–25–35	5,946	4,186
GSR Mortgage Loan Trust 2004–2F, 7.000%, 1–25–34	1,586	1,632
MASTR Adjustable Rate Mortgage Trust 2005–1, 3.417%, 3–25–35 (B)	6,223	630
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–1, 2.989%, 2–25–34 (B)	2,682	678
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–12, 3.237%, 9–25–34 (B)	1,579	6
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–18, 3.037%, 12–25–34 (B)	1,788	6
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–3AC, 2.482%, 3–25–34 (B)	3,423	426
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–5, 3.134%, 5–25–34 (B)	2,875	109
Structured Asset Securities Corporation Trust 2005–16, 5.500%, 9–25–35	7,000	6,404
Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10, 4.500%, 9–25–18	5,461	5,654
		34,807
Packaged Foods & Meats – 1.0%		
Kraft Foods Inc.:		
4.125%, 2–9–16	7,625	8,252
5.375%, 2–10–20	3,500	3,910
		12,162
Paper Products – 0.1%		
Westvaco Corporation, 7.500%, 6–15–27	1,050	1,082
Pharmaceuticals – 3.4%		
GlaxoSmithKline Capital Inc., 5.650%, 5–15–18	7,500	8,910
Johnson & Johnson, 5.150%, 7–15–18	6,000	7,053
Merck & Co., Inc., 4.750%, 3–1–15	4,500	5,111
Novartis Capital Corporation:		
2.900%, 4–24–15	5,000	5,273
4.400%, 4–24–20	2,000	2,221
Pfizer Inc., 5.350%, 3–15–15	8,400	9,695

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals (Continued)		
Roche Holdings Ltd, 5.000%, 3–1–14 (A)	$4,000	$ 4,473
		42,736
Property & Casualty Insurance – 1.9%		
Berkshire Hathaway Finance Corporation:		
4.750%, 5–15–12	4,500	4,780
5.000%, 8–15–13	8,000	8,852
Fidelity National Financial, Inc., 6.600%, 5–15–17	10,000	10,321
		23,953
Soft Drinks – 1.0%		
Bottling Group, LLC, 5.125%, 1–15–19	2,800	3,213
Coca-Cola Company (The), 5.350%, 11–15–17	7,000	8,241
PepsiCo, Inc., 7.900%, 11–1–18	1,000	1,332
		12,786
Systems Software – 0.8%		
Microsoft Corporation, 3.000%, 10–1–20	10,500	10,473
Tobacco – 0.6%		
Philip Morris International Inc., 4.500%, 3–26–20	6,800	7,419
Water Utilities – 0.3%		
California Water Service Company, 5.875%, 5–1–19	3,000	3,377
Wireless Telecommunication Service – 0.7%		
America Movil, S.A.B. de C.V., 5.000%, 3–30–20	5,500	5,932
New York Telephone Company, 6.700%, 11–1–23	2,250	2,418
		8,350
TOTAL CORPORATE DEBT SECURITIES – 49.8%		**$ 627,461**
(Cost: $594,086)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Massachusetts – 0.3%		
MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, 5.260%, 10–1–18	3,750	4,319
New York – 1.1%		
NYC Indl Dev Agy, 11.000%, 3–1–29 (C)	10,750	13,904
TOTAL MUNICIPAL BONDS – TAXABLE – 1.4%		**$ 18,223**
(Cost: $14,500)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Brazil – 0.1%		
Federative Republic of Brazil (The),		
9.250%, 10–22–10	$1,500	$ 1,504
Canada – 1.0%		
Province de Quebec,		
7.140%, 2–27–26	9,200	12,997
TOTAL OTHER GOVERNMENT SECURITIES – 1.1%		$ 14,501
(Cost: $10,931)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 3.8%		
Federal Farm Credit Bank:		
4.350%, 9–2–14	10,000	11,201
4.600%, 1–29–20	7,500	8,575
Federal National Mortgage Association:		
4.000%, 1–18–13	5,000	5,047
1.450%, 6–29–15	12,000	12,125
3.100%, 10–16–15	10,000	10,373
		47,321
Mortgage-Backed Obligations – 23.1%		
Federal Home Loan Mortgage Corporation		
Adjustable Rate Participation Certificates:		
4.000%, 2–15–23	7,687	8,064
4.500%, 6–15–27	9,058	9,518
4.500%, 5–15–32	8,848	9,714
5.260%, 6–1–34	840	897
4.000%, 11–15–36	7,337	7,757
4.500%, 5–15–39	3,696	3,971
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO:		
4.000%, 5–15–16	730	742
5.000%, 5–15–19	4,500	4,986
5.000%, 7–15–19	1,301	1,340
5.000%, 5–15–23	5,500	6,113
4.250%, 3–15–31	441	445
5.000%, 5–15–31	4,231	4,316
5.500%, 9–15–31	3,970	4,096
5.500%, 5–15–34	1,183	1,266
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only): (D)		
5.000%, 9–15–31	4,127	369
5.500%, 10–15–31	4,280	183
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates:		
4.000%, 6–1–14	1,025	1,058
4.500%, 4–1–18	1,409	1,486
4.500%, 3–1–19	1,417	1,505
4.500%, 10–1–20	5,365	5,696
5.000%, 6–1–21	2,407	2,566
5.500%, 3–1–22	4,360	4,710
6.000%, 7–1–22	2,051	2,224
6.000%, 8–1–22	1,385	1,502
5.000%, 7–1–25	3,763	3,993
6.000%, 2–1–27	2,164	2,339
5.000%, 3–1–35	2,658	2,810
5.500%, 10–1–35	3,112	3,323
Federal National Mortgage Association		
Agency REMIC/CMO:		
5.000%, 3–25–18	8,500	9,341
5.000%, 6–25–18	6,750	7,458

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association		
Agency REMIC/CMO: (Continued)		
5.000%, 9–25–18	$5,000	$ 5,304
5.000%, 3–25–29	5,565	5,710
5.500%, 2–25–32	602	604
4.000%, 11–25–32	1,166	1,248
4.000%, 3–25–33	958	1,026
5.000%, 7–15–33	10,000	10,616
3.500%, 8–25–33	2,760	2,888
4.500%, 12–25–34	4,716	5,009
5.500%, 7–15–36	4,360	4,643
4.500%, 3–25–37	9,891	10,592
5.500%, 4–25–37	8,353	9,095
4.000%, 3–25–39	5,514	5,769
4.500%, 6–25–40	11,251	12,013
Federal National Mortgage Association		
Agency REMIC/CMO (Interest Only): (D)		
5.500%, 1–25–33	3,314	428
5.500%, 11–25–36	18,731	2,864
5.500%, 8–25–37	8,074	1,216
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
5.506%, 4–1–17	8,014	9,117
4.000%, 11–1–18	2,435	2,581
4.500%, 6–1–19	4,021	4,272
4.500%, 8–1–19	4,568	4,853
4.500%, 9–1–19	7,586	8,047
5.000%, 12–1–19	2,314	2,472
5.000%, 6–1–20	947	1,011
5.500%, 11–1–22	4,896	5,297
5.500%, 10–1–23	1,514	1,638
5.000%, 4–1–24	3,897	4,136
4.500%, 7–25–24	3,000	3,299
5.000%, 5–1–28	6,079	6,422
5.500%, 9–25–31	2,957	3,065
5.000%, 6–25–32	3,853	4,014
5.500%, 2–1–33	3,246	3,490
6.000%, 4–1–33	1,246	1,370
5.000%, 9–1–33	6,658	7,072
5.500%, 2–1–35	6,216	6,728
5.000%, 5–1–35	3,373	3,566
Government National Mortgage Association		
Agency REMIC/CMO:		
4.585%, 8–16–34	5,000	5,455
4.500%, 8–20–40	10,927	11,538
		292,256
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 26.9%		$ 339,577
(Cost: $326,580)		

UNITED STATES GOVERNMENT OBLIGATIONS – 17.9%

	Principal	Value
Treasury Obligations		
United States Treasury Bond Principal		
STRIPS,		
0.000%, 11–15–21 (E)	17,000	12,176
United States Treasury Bonds:		
8.000%, 11–15–21	8,900	13,424
6.125%, 11–15–27	19,000	26,232
4.375%, 5–15–40	20,000	22,456
3.875%, 8–15–40	52,300	54,057

Bond Fund *(in thousands)* SEPTEMBER 30, 2010

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
United States Treasury Notes:		
2.375%, 2–28–15	$24,850	$ 26,215
2.500%, 4–30–15	15,000	15,905
3.625%, 8–15–19	30,000	32,995
3.500%, 5–15–20	20,000	21,711
		$ 225,171
(Cost: $209,603)		
SHORT-TERM SECURITIES		
Commercial Paper (F) – 1.5%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), 0.230%, 10–4–10	5,000	5,000
IBM International Group Capital LLC (International Business Machines Corporation), 0.000%, 10–1–10	13,779	13,779
		18,779
Master Note – 0.6%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (G)	7,541	7,541
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 26,320**
(Cost: $26,320)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$1,251,253**
(Cost: $1,182,020)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		**9,764**
NET ASSETS – 100.0%		**$1,261,017**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $30,944 or 2.5% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $25,637 or 2.0% of net assets.

(D)Amount shown as principal represents notional amount for computation of interest.

(E)Zero coupon bond.

(F)Rate shown is the yield to maturity at September 30, 2010.

(G)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

Notes to Schedule of Investments (Continued)

The following acronyms are used throughout this schedule:

CMBS = Collateralized Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
STRIPS = Separate Trading of Registered Interest and Principal Securities

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Cash Management

(UNAUDITED)



Below, Mira Stevovich, CFA, portfolio manager of Waddell & Reed Advisors Cash Management, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2010. She has managed the Fund for 12 years and has 23 years of industry experience.

Mira Stevovich

Portfolio Characteristics

As of September 30, 2010

Average maturity 35.8 days

Information presented is for illustrative purposes only and is subject to change.

Navigating the credit crisis

The overall money market was seriously affected by the financial market and credit crises that rocked the markets in 2008 and early 2009. Short-term borrowing by corporations and financial institutions was affected. In an effort to help ease the pressure, the Federal Reserve injected liquidity into the market and provided various facilities whereby banks, broker-dealers and even money market funds could sell securities to the Federal Reserve to obtain liquidity.

Since then, the money market has stabilized and returned to the more normal environment we have experienced during the fiscal year ended September 30, 2010. During this period, the Federal Reserve continued to maintain a policy that provided liquidity to the market. As the year wound to a close, the credit markets were more settled and credit spreads had narrowed. The economy was slowly emerging from the recession, while investment grade money market rates remained at historic lows.

Lower rates, higher-quality bias

The Fund's fiscal year started with the federal funds rate at between 0 percent and 0.25 percent, where it remains to date.

The drastically low federal funds rate during the Fund's fiscal year restrained the performance of the Fund and rates on money market investments in general. We sought to maintain the Fund's yield by purchasing longer-dated maturities as credit spreads were wide, and by investing in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). This move positively affected Fund performance and helped support the Fund's yield for the first part of the fiscal year.

Credit quality remained an important factor in the management and performance of the Fund. We have been especially mindful of this as problems in the financial system negatively affected the money markets. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

In our belief, we have emphasized investments of the highest credit quality this past year from many industries and sectors, and we intend to continue to do so going forward. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We have substituted short-term corporate notes for commercial paper, when possible, since the notes typically yield higher rates of return. We intend to continue to include U.S. Treasury and government agency as necessary.

The Fund has been operating under new SEC regulation during the period. We are managing the Fund to comply with these new regulations, which were announced in January 2010. The new regulations were designed by the SEC in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the new regulations, to provide for the liquidity needs of our shareholders. We will continue to manage the Fund in a prudent manner and in accordance with SEC regulations.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation

Corporate Obligations	**61.5%**
Commercial Paper	33.5%
Notes	16.3%
Commercial Paper (backed by irrevocable bank letter of credit)	8.0%
Notes (backed by irrevocable bank letter of credit)	3.7%
Municipal Obligations	**34.6%**
United States Government and Government Agency Obligations and Cash and Other Assets, Net of Liabilities	**3.9%**

Cash Management

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,000.10	0.49%	$2.50
Class B**	$1,000	$1,000.10	0.50%	$2.50
Class C**	$1,000	$1,000.10	0.49%	$2.50
Based on 5% Return[2]				
Class A	$1,000	$1,022.61	0.49%	$2.53
Class B**	$1,000	$1,022.59	0.50%	$2.53
Class C**	$1,000	$1,022.60	0.49%	$2.53

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

**Class B and Class C are not available for direct investments.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Cash Management *(in thousands)* SEPTEMBER 30, 2010

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper (A)		
American Honda Finance Corp.:		
0.180%, 10–6–10	$26,000	$ 25,999
0.230%, 11–22–10	4,000	3,999
Corporacion Andina de Fomento:		
0.860%, 10–5–10	11,000	10,999
0.480%, 10–15–10	10,000	9,996
0.190%, 10–28–10	30,500	30,495
Hewlett-Packard Company, 0.150%, 10–4–10	12,945	12,945
Honeywell International Inc., 0.590%, 12–27–10	10,800	10,784
John Deere Credit Limited (John Deere Capital Corporation), 0.210%, 10–28–10	20,000	19,997
Nokia Corp.:		
0.210%, 10–7–10	6,000	6,000
0.220%, 10–13–10	40,505	40,502
0.210%, 10–14–10	5,000	4,999
Novartis Securities Investment Ltd., 0.000%, 10–1–10	12,000	12,000
PACCAR Financial Corp., 0.270%, 12–2–10	18,600	18,591
Panasonic Finance America, Inc.:		
0.190%, 10–4–10	11,000	11,000
0.400%, 1–13–11	15,000	14,983
0.430%, 2–14–11	35,000	34,942
Prudential Funding LLC, 0.000%, 10–1–10	28,000	28,000
Sonoco Products Co., 0.000%, 10–1–10	6,000	6,000
Straight-A Funding, LLC (Federal Financing Bank):		
0.200%, 10–13–10	10,000	9,999
0.210%, 11–5–10	42,100	42,091
0.250%, 12–13–10	30,000	29,985
Wisconsin Electric Power Co., 0.000%, 10–1–10	31,069	31,069
Total Commercial Paper – 33.5%		**415,375**
Commercial Paper (backed by irrevocable bank letter of credit) (A)		
COFCO Capital Corp. (Rabobank Nederland), 0.280%, 10–20–10	62,150	62,140
River Fuel Company #2, Inc. (Bank of New York (The)), 0.340%, 10–29–10	14,500	14,496
River Fuel Funding Company #3, Inc. (Bank of New York (The)), 0.280%, 10–29–10	10,000	9,998
River Fuel Trust #1 (Bank of New York (The)), 0.340%, 10–29–10	12,600	12,597
Total Commercial Paper (backed by irrevocable bank letter of credit) – 8.0%		**99,231**
Notes		
3M Company, 5.610%, 12–12–10	30,750	31,068
Bank of America, N.A., 0.763%, 10–22–10 (B)	12,800	12,800
BellSouth Corporation, 4.295%, 4–26–11 (C)	20,000	20,378

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Citigroup Inc.:		
0.452%, 11–18–10 (B)	$19,300	$ 19,255
6.500%, 1–18–11	12,390	12,553
5.100%, 9–29–11	13,349	13,887
Countrywide Home Loans Inc. (Bank of America), 4.000%, 3–22–11	21,000	21,338
IBM International Group Capital LLC (International Business Machines Corporation), 0.568%, 11–26–10 (B)	11,000	11,000
Rabobank Nederland, 0.446%, 11–16–10 (B)	7,500	7,500
Royal Bank of Scotland plc (The), 1.010%, 10–28–10 (B)	37,000	37,000
Washington Mutual Finance Corp. (Citigroup), 6.875%, 5–15–11	5,000	5,182
Wells Fargo & Company, 0.948%, 10–25–10 (B)	10,000	10,012
Total Notes – 16.3%		**201,973**
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corp, Var Rate Demand Rev Bonds, Ser 2000 (Wachovia Bank, N.A.), 0.330%, 10–1–10 (B)	1,715	1,715
EPC–Allentown, LLC, Incremental Taxable Var Rate Demand Bonds, Ser 2005 (Wachovia Bank, N.A.), 0.330%, 10–1–10 (B)	8,430	8,430
P&W Holdings, LLC, Taxable Var Rate Demand Bonds, Ser 2005 (Wachovia Bank, N.A.), 0.320%, 10–1–10 (B)	4,015	4,015
The Academy of the New Church, Taxable Var Rate Demand Bonds, Ser 2008 (Wachovia Bank, N.A.), 0.280%, 10–1–10 (B)	19,120	19,120
Trap Rock Industries, Inc., Taxable Var Demand Bonds, Ser 2005 (Wachovia Bank, N.A.), 0.280%, 10–1–10 (B)	12,385	12,385
Total Notes (backed by irrevocable bank letter of credit) – 3.7%		**45,665**
TOTAL CORPORATE OBLIGATIONS – 61.5%		**$ 762,244**
(Cost: $762,244)		

MUNICIPAL OBLIGATIONS	Principal	Value
Arizona – 0.3%		
Indl Dev Auth of Phoenix, AZ, Adj Mode, Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apartment Proj), Ser 2007A (Wachovia Bank, N.A.), 0.260%, 10–1–10 (B)	4,000	4,000
California – 2.6%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (Bank of America, N.A), 0.290%, 10–1–10 (B)	2,885	2,885

SCHEDULE OF INVESTMENTS
Cash Management *(in thousands)*

SEPTEMBER 30, 2010

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A), 0.290%, 10–1–10 (B)	$4,000	$ 4,000
Cnty of Santa Clara, Teeter Plan Oblig, Commercial Paper Notes, Ser A, 0.260%, 10–6–10	15,000	15,000
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008–A (Bank of America, N.A.), 0.230%, 10–1–10 (B)	4,950	4,950
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.), 0.260%, 10–1–10 (B)	5,000	5,000
		31,835
Colorado – 1.3%		
Castle Pines North Fin Corp, Var Rate Cert of Participation, Ser 2009 (Wells Fargo Bank, N.A.), 0.300%, 10–1–10 (B)	3,075	3,075
Castle Rock, CO, Var Rate Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.), 0.300%, 10–1–10 (B)	8,985	8,985
Harvest Junction Metro Dist (Longmont, CO), Ltd Tax GO Var Rate Bonds, Ser 2006 (U.S. Bank N.A.), 0.300%, 10–1–10 (B)	3,000	3,000
Westminster Econ Dev Auth, CO, Tax Increment Var Rate Rev Rfdg Bonds (Mandalay Gardens Urban Renewal Proj), Ser 2009 (U.S. Bank N.A.), 0.300%, 10–1–10 (B)	1,630	1,630
		16,690
Florida – 2.3%		
Cape Coral, FL (Bank of America, N.A.), 0.320%, 11–1–10	13,199	13,199
Pinellas Cnty Edu Fac Auth, Rfdg Prog Rev Bonds (Pooled Independent High Edu Institutions Loan Proj), Ser 1985 (Wachovia Bank, N.A.), 0.320%, 11–15–10	15,500	15,500
		28,699
Georgia – 4.6%		
Dev Auth of Talbot Cnty, Incremental Taxable Indl Dev Var Rate Rev Bonds (Junction City Mining Co, LLC Proj), Ser 2000 (Wachovia Bank, N.A.), 0.280%, 10–1–10 (B)	4,460	4,460
Habersham Cnty Dev Auth, Tax-Exempt Adj Mode, Indl Dev Rev Bonds (Stellcell of North America, Inc. Proj), Ser 2009 (Bank of America, N.A.), 0.440%, 10–1–10 (B)	6,300	6,300
Muni Elec Auth of GA:		
0.310%, 10–12–10	14,800	14,800
0.340%, 11–1–10	28,667	28,667
0.340%, 11–1–10	2,243	2,243
		56,470

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Illinois – 3.7%		
Chicago GO Tender Notes, Taxable Ser 2009 (U.S. Bank, N.A.), 0.640%, 12–15–10	$23,500	$ 23,500
Chicago, IL, Econ Dev Var Rate Rev Bonds (Crane Carton Co Proj), Ser 1992 (Bank of America, N.A.), 0.450%, 10–1–10 (B)	3,000	3,000
Elmurst, IL, Adj Demand Rev Bonds, Joint Commission on Accreditation of Hlthcare Organizations, Ser 1988 (JPMorgan Chase Bank, N.A.), 0.270%, 10–1–10 (B)	9,725	9,725
IL Fin Auth (Loyola Univ of Chicago Fin Prog), Commercial Paper Rev Notes, 0.280%, 12–1–10	5,000	5,000
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (JPMorgan Chase Bank, N.A.), 0.250%, 10–1–10 (B)	5,000	5,000
		46,225
Indiana – 0.2%		
IN Fin Auth, Hlth Sys Rev Bonds (Sisters of St. Francis Hlth Svcs, Inc. Obligated Group), Ser 2009H (JPMorgan Chase Bank, N.A.), 0.260%, 10–1–10 (B)	2,000	2,000
Louisiana–1.1%		
LA Pub Fac Auth, Var Rate Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)), 0.500%, 10–1–10 (B)	5,500	5,500
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (Bank of New York (The)), 0.240%, 10–6–10 (B)	5,000	5,000
Parish of St. Bernard, LA, Exempt Fac Var Rate Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation), 0.250%, 10–1–10 (B)	3,300	3,300
		13,800
Maryland – 0.6%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (Wachovia Bank, N.A.), 0.280%, 10–1–10 (B)	7,850	7,850
Massachusetts – 1.1%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (JPMorgan Chase Bank, N.A.), 0.260%, 10–1–10 (B)	14,000	14,000
Michigan – 1.4%		
Board of Regents of Eastn MI Univ, General Rev Var Rate Demand Rfdg Bonds, Ser 2009A, 0.340%, 10–1–10 (B)	16,900	16,900

Cash Management *(in thousands)*

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Mississippi – 6.1%		
MS Bus Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (Wachovia Bank, N.A.), 0.280%, 10–1–10 (B)	$8,919	$ 8,919
MS Bus Fin Corp, Gulf Opp Zone Indl Dev Var Rate Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (Chevron Corporation), 0.270%, 10–1–10 (B)	41,500	41,500
MS Bus Fin Corp, Taxable Indl Dev Rev Bonds (Telapex, Inc. Proj), Ser 2000 (Wachovia Bank, N.A.), 0.280%, 10–1–10 (B)	15,000	15,000
MS Dev Bank, Var Rate Demand Rfdg Bonds (Harrison Cnty, MS GO Coliseum and Convention Ctr Rfdg Bonds), Ser 2010B (Bank of America, N.A.), 0.280%, 10–1–10 (B)	10,000	10,000
		75,419
Missouri – 0.8%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (JPMorgan Chase & Co.), 0.350%, 10–1–10 (B)	6,855	6,855
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Ninth Street Garage Proj), Ser 2004B (Bank of America, N.A.), 0.500%, 10–1–10 (B)	3,265	3,265
		10,120
New York – 4.5%		
NY Hsng Fin Agy, Related-Caroline Apartments Hsng Rev Bonds, Ser 2008A (Federal Home Loan Mortgage Corporation), 0.280%, 10–1–10 (B)	14,000	14,000
NY State Enrg Research and Dev Auth, Elec Fac Rev Bonds (Long Island Lighting Co Proj) Ser 1997A (Royal Bank of Scotland), 0.270%, 10–1–10 (B)	6,600	6,600
NY State Hsng Fin Agy, Archstone Westbury Hsng Var Rate Rev Bonds, Ser A (Bank of America, N.A.), 0.270%, 10–1–10 (B)	18,860	18,860
NYC GO Bonds, Fiscal 2006 Ser E (Bank of America, N.A.), 0.270%, 10–1–10 (B)	5,000	5,000
NYC Indl Dev Agy, Var Rate Demand Civid Fac Rfdg and Impvt Rev Bonds (Touro College Proj), Ser 2007 (JPMorgan Chase Bank, N.A.), 0.250%, 10–1–10 (B)	10,700	10,700
		55,160
Ohio – 0.9%		
The Univ of Toledo (A State Univ of OH), Gen Receipt Bonds, Var Rate, Ser 2008B, 0.340%, 10–1–10 (B)	11,350	11,350

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Tennessee – 0.3%		
The Hlth and Edu Fac Board of the Metro Govt of Nashville and Davidson Cnty, TN, Var Rate Rev and Rfdg Bonds (Meharry Med College Proj), Ser 1998 (Bank of America, N.A.), 0.550%, 10–1–10 (B)	$3,090	$ 3,090
Texas – 1.3%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Var Rate Rev Bonds, Ser 2010, 0.270%, 10–1–10 (B)	11,000	11,000
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (Air Products and Chemicals, Inc.), 0.460%, 10–1–10 (B)	5,500	5,500
		16,500
Virginia – 0.3%		
Pennisula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Associates Proj), Ser 1987-A (U.S. Bank, N.A.), 0.270%, 10–1–10	3,500	3,500
Washington – 0.2%		
WA State Hsng Fin Commission, Var Rate Demand Multifam Mtg Rev Bonds (Lake Washington Apartments Proj), Ser 1996 (U.S. Bank N.A.), 0.300%, 10–1–10 (B)	2,140	2,140
Wisconsin – 0.4%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (JPMorgan Chase Bank, N.A.), 0.280%, 10–1–10 (B)	5,230	5,230
Wyoming – 0.6%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bds (Chevron U.S.A. Inc. Proj), Ser 1992 (Chevron Corporation), 0.270%, 10–1–10 (B)	7,000	7,000
TOTAL MUNICIPAL OBLIGATIONS – 34.6%		$ 427,978

(Cost: $427,978)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

United States Government Agency Obligations		
Defeased Loan Trust 2010-2, 1.040%, 8–13–11	10,857	10,856
Overseas Private Investment Corporation:		
0.230%, 11–15–10 (B)	7,000	7,000
0.240%, 11–15–10 (B)	5,000	5,000
0.230%, 12–15–10 (B)	5,824	5,824

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States Government Agency Obligations (Continued)		
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), 0.542%, 10–15–10 (B)	$22,655	$ 22,655
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.1%		**$ 51,335**
(Cost: $51,335)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$1,241,557**
(Cost: $1,241,557)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(3,006)**
NET ASSETS – 100.0%		**$1,238,551**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at September 30, 2010.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

See Accompanying Notes to Financial Statements.

Global Bond Fund

 

Mark G. Beischel   Daniel J. Vrabac

Below, Mark G. Beischel, CFA, and Daniel J. Vrabac, portfolio managers of the Waddell & Reed Advisors Global Bond Fund, discuss the Fund's positioning, performance and results for the fiscal year ended September 30, 2010. Mr. Beischel has been a manager of the Fund for eight years and he has 17 years of industry experience. Mr. Vrabac, who has 31 years of industry experience, returned as co-manager on September 3, 2008, and had been a manager of the Fund from September 2000 through March 2007.

Fiscal Year Performance

For the 12 Months Ended September 30, 2010

Global Bond Fund (Class A shares at net asset value)	**8.24%**
Benchmark(s) and/or Lipper Category	
Barclays Capital U.S. Dollar-Denominated Universal Index (generally reflects the performance of securities representing the world's bond markets)	**8.91%**
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	**9.22%**

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Global Bond Fund performed strongly in absolute terms for the fiscal year ended September 30, 2009 (before the effects of sales charges). However, the high-yield sector of the Fund's benchmark, the Barclays Capital U.S. Dollar-Denominated Universal Index, performed very well, ultimately pushing its return slightly ahead of the Fund's for the fiscal year ended September 30, 2010. In addition, global interest rates declined in the developed markets over the course of the year. The Fund's shorter duration (2.2 years vs. 4 to 6 years) also restrained its relative performance.

The fiscal year amounted to a tale of two different halves. From September 2009 through the end of April 2010, equity prices went up and spreads narrowed with the expectation that the Federal Reserve's quantitative easing program was successful in getting the U.S. economy back on track. In May of 2010 the perception of growth changed as the fiscal problems in Southern Europe came to the forefront and China began its renewed efforts to slow economic growth. This perceived risk resulted in a widening of credit spreads and a stronger U.S. dollar. During this period we were able to add opportunistically to the Fund's emerging market exposure. In late August the anticipation of another round of quantitative easing (QE) by the Fed led credit spreads to narrow and the U.S. dollar to weaken. The Fund's overweight in credit has proven beneficial to performance. With the tremendous volatility in the foreign currency markets over the past 12 months, we increased the Fund's dollar exposure in an effort to reduce risk.

More quantitative easing

The caution about the economy's immediate growth prospects reflects the same factors that have constrained output since the first of the year. A stagnant housing market, record high unemployment and a deleveraging process that is in its infancy stage are constraints with which, in our opinion, the market must reconcile. This uncertainty about the U.S. economy has triggered speculation about the Federal Open Market Committee (FOMC) pursuing a policy of additional quantitative easing (QE II). This decision to engage in more quantitative easing should have a greater impact on sentiment about the economy itself because monetary policy is already highly accommodative. QE II would be a symbolic action by the Fed indicating a commitment to boost output growth and reducing unemployment. The consequences of this action have been the weakening of the dollar versus most other currencies. On the international front, the Japanese began intervening in the currency markets to stop the depreciation of the yen that is hurting Japan's export sector. This "beggar thy neighbor" policy (an effort to increase demand for a country's exports by devaluing the currency and making a country's goods less expensive in other countries) has been seen in other countries in their efforts to try to slow down the appreciation of their currency versus the dollar (Chile, Peru, Indonesia, etc). European Central Bank officials have said that they hope to reduce their unconventional lending facilities at the end of this year. The problems of the Southern European countries have subsided but not gone away. The austerity programs that have been announced are still being implemented and the political will of each government is coming into question. The Bank of England is signaling that it, too, will embark upon further QE in order to boost the growth of credit and money. Finally, China's self-induced slowdown seems to have stabilized and pressure from the international front has put the value of the renminbi into question.

Staying the course

We continue to seek opportunities to reduce volatility in the Fund. It starts with our intensive credit analysis that takes into consideration how companies will perform in multiple economic scenarios. We are maintaining a low duration strategy for the Fund (two years for the Fund vs. five years for the Lipper average) as it allows us a higher degree of certainty involving the companies in which we can invest. By maintaining a shorter duration it increases the turnover of the portfolio. This is designed to benefit the investor three-fold: Should interest rates rise, it lessens the overall sensitivity to deterioration in the credit market; it would allow the portfolio to reinvest the maturing paper at more attractive yields, and; it provides much greater protection against the risk of inflation and/or higher interest rates. We continue to focus on maintaining proper diversification. The Fund also has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to potentially have less volatility with a reasonable yield in an effort to reward investors over the long term.

Given the extreme volatility and uncertainty regarding markets and the dollar, the Fund's dollar exposure is now 95 percent. The Fund has a 4.8 percent exposure in the Chinese renminbi, a 2.5 percent short position in the Euro and a 2.8 percent short in the Japanese yen. The Chinese government already is diversifying away from the U.S. dollar through direct investments as well as currency swaps with other countries. This should bode well for the renminbi versus the U.S. dollar.

Continued volatility

The massive overleveraging of the U.S. consumer and financial sector likely is going to take time to unwind. The economy is suffering through a deleveraging process in those sectors, which has manifested itself in higher unemployment and lower economical growth. While the private sector is deleveraging, the public sector is re-leveraging to compensate. Deficits and debt growth are now a major concern. The question is how long the rest of the world will tolerate extreme money and fiscal policies in the U.S. before an adverse impact on the dollar and interest rates. We believe the consumer will continue to be hit hard with high unemployment rates, declining incomes, and reduced access to credit. Potential economic growth in the U.S. has fallen from 3.5 percent to 2.0 percent. Economic growth in the U.S. and most of the developed economies is the result of central government stimulus and inventory re-building — both of which are now ending. The private sector is still unable to sustain growth on its own. Our outlook leads us to believe that the "return to risk" rallies in equities, bonds and commodities will be fragile, and market volatility will remain high.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Diversification cannot ensure a profit or protect against loss in a declining market.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index nor is an index representative of the Waddell & Reed Advisors Global Bond Fund.

Global Bond Fund

Asset Allocation

Bonds	**94.1%**
Corporate Debt Securities	67.3%
United States Government and Government Agency Obligations	21.5%
Other Government Securities	5.3%
Cash and Cash Equivalents and Equities	**5.9%**

Quality Weightings

Investment Grade	**64.8%**
AAA	24.7%
AA	0.8%
A	8.4%
BBB	30.9%
Non-Investment Grade	**29.3%**
BB	17.0%
B	10.2%
Non-rated	2.1%
Cash and Cash Equivalents and Equities	**5.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	78/173	45
3 Year	65/112	58
5 Year	37/96	39
10 Year	44/59	74

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**46.0%**
United States	39.6%
Canada	3.7%
Other North America	2.7%
Europe	**19.7%**
United Kingdom	7.0%
Russia	6.0%
Norway	3.7%
Other Europe	3.0%
South America	**16.4%**
Brazil	10.7%
Argentina	3.5%
Other South America	2.2%
Pacific Basin	**9.2%**
Other	**2.8%**
Bahamas/Caribbean	**0.4%**
Cash and Cash Equivalents	**5.5%**

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Global Bond Fund

(UNAUDITED)



Global Bond Fund, Class A Shares[1] $16,705
Barclays Capital U.S. Dollar-Denominated Universal Index $18,919
Lipper Global Income Funds Universe Average $19,372

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-10	2.01%	3.21%	7.37%	8.63%
5-year period ended 9-30-10	5.00%	5.07%	5.33%	6.72%
10-year period ended 9-30-10	5.26%	4.87%	4.92%	6.32%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,033.00	1.17%	$ 6.00
Class B	$1,000	$1,029.10	2.17%	$11.06
Class C	$1,000	$1,030.70	1.99%	$10.15
Class Y	$1,000	$1,036.50	0.81%	$ 4.07
Based on 5% Return[2]				
Class A	$1,000	$1,019.19	1.17%	$ 5.96
Class B	$1,000	$1,014.20	2.17%	$10.98
Class C	$1,000	$1,015.08	1.99%	$10.08
Class Y	$1,000	$1,021.03	0.81%	$ 4.04

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Global Bond Fund (in thousands)

COMMON STOCKS – 0.4%	Shares	Value
Oil & Gas Drilling		
Seadrill Limited	98	$ 2,838
(Cost: $1,854)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.5%		
Bombardier Inc., 7.500%, 3–15–18 (A)	$2,400	2,580
Raytheon Company, 5.375%, 4–1–13	1,000	1,109
		3,689
Agricultural Products – 1.7%		
CCL Finance Limited:		
9.500%, 8–15–14 (A)	6,000	7,035
9.500%, 8–15–14	3,050	3,576
Corporacion Pesquera Inca S.A.C., 9.000%, 2–10–17	1,970	2,039
Cosan S.A. Industria e Comercio, 8.250%, 11–15–19	1,200	1,215
		13,865
Air Freight & Logistics – 0.0%		
FedEx Corporation, 7.375%, 1–15–14	300	354
Airlines – 0.3%		
GOL Finance:		
9.250%, 7–20–20	1,400	1,445
9.250%, 7–20–20	1,100	1,136
		2,581
Alternative Carriers – 0.5%		
PCCW-HKT Capital No. 2 Limited, 6.000%, 7–15–13	3,750	4,064
Automotive Manufacturers – 0.1%		
Toyota Motor Credit Corporation, 2.740%, 1–18–15 (B)	1,000	993
Automotive Retail – 0.5%		
TGI International Ltd., 9.500%, 10–3–17	3,600	4,086
Brewers – 1.8%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (C)	BRL 6,050	3,540
Anheuser-Busch InBev Worldwide Inc., 3.000%, 10–15–12	$1,250	1,298
Companhia Brasileira de Bebidas, 10.500%, 12–15–11	2,000	2,200
Miller Brewing Company, 5.500%, 8–15–13	3,300	3,629
SABMiller plc, 5.700%, 1–15–14 (D)	3,000	3,365
		14,032
Broadcasting – 1.1%		
Globo Comunicacoe e Participacoes S.A., 6.250%, 12–20–49 (E)	4,000	4,090
Pontis Ltd., 6.250%, 12–20–49 (E)	4,000	4,089
		8,179

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Coal & Consumable Fuels – 1.2%		
Indo Integrated Energy B.V., 8.500%, 6–1–12	$7,400	$ 7,841
PT Adaro Indonesia, 7.625%, 10–22–19	1,500	1,635
		9,476
Construction & Engineering – 1.0%		
Odebrecht Finance Ltd.:		
9.625%, 4–9–14 (A)	6,000	7,050
7.500%, 10–18–17	524	572
		7,622
Construction Materials – 0.6%		
CEMEX Espana, S.A.:		
9.250%, 5–12–20 (D)	3,346	3,137
9.250%, 5–12–20	557	522
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20	1,400	1,502
		5,161
Consumer Finance – 0.6%		
Banco BMG S.A.:		
9.150%, 1–15–16	2,000	2,192
9.150%, 1–15–16 (A)	500	548
SLM Corporation, 2.603%, 4–1–14 (B)	2,500	2,095
		4,835
Department Stores – 0.4%		
Parkson Retail Group Limited, 7.125%, 5–30–12	3,000	3,109
Distillers & Vintners – 1.7%		
Central European Distribution Corporation, 9.125%, 12–1–16 (A)	3,000	3,225
Central European Distribution Corporation, Convertible, 3.000%, 3–15–13	4,025	3,643
Diageo Capital plc, 5.200%, 1–30–13	5,000	5,449
Diageo Finance B.V., 5.500%, 4–1–13	1,000	1,104
		13,421
Diversified Banks – 4.2%		
Banco Cruzeiro do Sul S.A.:		
9.375%, 9–26–11	696	712
8.500%, 2–20–15 (D)	7,500	8,025
Banco Industrial e Comercial S.A., 6.250%, 1–20–13 (A)	3,500	3,605
Banco Santander (Brasil) S.A., 4.500%, 4–6–15 (A)	2,250	2,313
Banco Santander Chile, S.A., 3.750%, 9–22–15 (D)	2,300	2,332
Export-Import Bank of Korea (The), 5.500%, 10–17–12	5,000	5,348
Hongkong and Shanghai Banking Corporation (The), 5.000%, 8–29–49 (B)	2,500	2,413
ICICI Bank Limited:		
5.750%, 1–12–12 (A)	3,000	3,120
6.625%, 10–3–12 (A)	3,000	3,213
VTB Capital S.A., 6.609%, 10–31–12 (A)	2,000	2,113
		33,194

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Chemicals – 0.1%		
Dow Chemical Company (The),		
7.600%, 5–15–14	$1,000	$ 1,168
Diversified Metals & Mining – 5.7%		
Anglo American Capital plc,		
9.375%, 4–8–14 (A)	5,000	6,157
BHP Billiton Finance (USA) Limited,		
8.500%, 12–1–12	1,500	1,735
Raspadskaya Securities Limited,		
7.500%, 5–22–12	4,500	4,646
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	6,750	8,337
Southern Peru Copper Corporation,		
6.375%, 7–27–15 (A)	1,375	1,544
Suzano Trading Ltd,		
5.875%, 1–23–21 (D)	5,750	5,750
Teck Resources Limited,		
9.750%, 5–15–14	6,000	7,399
Vedanta Resources plc:		
8.750%, 1–15–14	2,000	2,150
8.750%, 1–15–14	1,650	1,772
Xstrata Canada Corporation,		
8.375%, 2–15–11	5,850	6,012
		45,502
Electric Utilities – 5.0%		
Allegheny Energy, Inc.,		
8.250%, 4–15–12 (A)	5,000	5,399
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A.:		
8.875%, 12–15–16	2,695	2,500
8.875%, 12–15–16 (A)	2,000	1,855
DPL Inc.,		
6.875%, 9–1–11	1,500	1,580
Empresa Distribuidora y Comercializadora Norte S.A.,		
10.500%, 10–9–17	2,010	2,105
ENEL Finance International S.A.,		
3.875%, 10–7–14 (D)	2,500	2,621
Hidroelectrica El Chocon S.A.,		
3.792%, 9–15–11 (B)	1,425	1,311
Hidroelectrica Piedra del Aguila S.A.,		
9.000%, 7–11–17 (D)	500	505
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	1,312	1,354
IPALCO Enterprises, Inc.,		
8.625%, 11–14–11	5,500	5,796
Korea Southern Power Co., Ltd.,		
5.375%, 4–18–13 (A)	2,000	2,146
Majapahit Holding B.V.,		
7.250%, 10–17–11 (D)	1,000	1,051
Oncor Electric Delivery Company,		
6.375%, 5–1–12	1,000	1,089
PPL Energy Supply, LLC:		
6.400%, 11–1–11	5,300	5,595
6.300%, 7–15–13	700	779
UtiliCorp United Inc.,		
7.950%, 2–1–11	3,900	3,983
		39,669
Environmental & Facilities Services – 0.5%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	4,000	4,026

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Distributors – 0.8%		
Cargill, Inc.,		
6.375%, 6–1–12 (A)	$3,370	$ 3,646
Olam International Limited,		
7.500%, 8–12–20	2,750	2,863
		6,509
Forest Products – 1.3%		
Celulosa Arauco y Constitucion S.A.,		
7.750%, 9–13–11	3,750	3,944
Sino-Forest Corporation,		
10.250%, 7–28–14 (A)	5,250	6,090
		10,034
Gas Utilities – 1.0%		
National Fuel Gas Company,		
6.700%, 11–21–11	3,700	3,926
Transportadora de Gas del Sur S.A.,		
7.875%, 5–14–17 (A)	2,000	1,955
Transportadora de Gas Del Sur S.A.,		
7.875%, 5–14–17	1,950	1,906
		7,787
Health Care Facilities – 1.0%		
HCA Inc.:		
6.750%, 7–15–13	2,200	2,244
9.125%, 11–15–14	2,775	2,924
HealthSouth Corporation,		
10.750%, 6–15–16	2,775	3,042
		8,210
Health Care Services – 0.0%		
DASA Finance Corporation,		
8.750%, 5–29–18	300	337
Homebuilding – 0.7%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	2,650	2,730
URBI, Desarrollos Urbanos, S.A. de C.V.,		
8.500%, 4–19–16	2,900	3,095
		5,825
Hotels, Resorts & Cruise Lines – 0.6%		
Royal Caribbean Cruises Ltd.,		
8.750%, 2–2–11	4,872	4,976
Household Appliances – 0.5%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12–15–15	2,000	2,069
6.500%, 12–15–15 (D)	2,000	2,069
		4,138
Household Products – 0.1%		
Clorox Co.,		
5.450%, 10–15–12	385	418
Independent Power Producers & Energy Traders – 2.4%		
CESP – Companhia Energetica de Sao Paulo:		
9.750%, 1–15–15 (C)(D)	BRL6,400	4,658
9.750%, 1–15–15 (C)	4,500	3,275
Empresa Nacional de Electricidad S.A.,		
8.350%, 8–1–13	$3,000	3,466

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Independent Power Producers & Energy Traders (Continued)		
Star Energy Geothermal (Wayang Windu) Limited,		
11.500%, 2–12–15 (A)	$3,750	$ 4,209
TransAlta Corporation,		
5.750%, 12–15–13	3,500	3,885
		19,493
Industrial Conglomerates – 0.6%		
Jaiprakash Associates Limited, Convertible,		
0.000%, 9–12–12 (F)	4,000	5,080
Industrial Machinery – 0.3%		
Ingersoll-Rand Global Holding Company Limited,		
6.000%, 8–15–13	2,125	2,382
Integrated Oil & Gas – 1.8%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	2,000	2,202
Empresa Nacional del Petroleo,		
6.750%, 11–15–12 (D)	2,400	2,637
Gazprom International S.A.,		
7.201%, 2–1–20	3,768	4,079
PF Export Receivables Master Trust,		
6.436%, 6–1–15	1,917	2,051
PF Export Receivables Master Trust, Senior Trust Certificates, Series 2003-A,		
6.436%, 6–1–15 (D)	1,533	1,641
TNK-BP Finance S.A.,		
6.125%, 3–20–12	2,000	2,077
		14,687
Integrated Telecommunication Services – 0.1%		
Telefonica de Argentina S.A.,		
9.125%, 11–7–10	500	502
Investment Banking & Brokerage – 0.1%		
Morgan Stanley,		
3.050%, 5–1–14 (B)	1,000	984
Marine Ports & Services – 0.5%		
Novorossiysk Port Capital S.A.,		
7.000%, 5–17–12	4,000	4,140
Multi-Utilities – 4.0%		
Abu Dhabi National Energy Company PJSC:		
5.620%, 10–25–12	3,000	3,157
5.620%, 10–25–12 (A)	3,000	3,157
6.600%, 8–1–13	2,000	2,168
Aquila, Inc.,		
11.875%, 7–1–12 (B)	2,500	2,877
Black Hills Corporation:		
6.500%, 5–15–13	5,000	5,444
9.000%, 5–15–14	2,000	2,370
KeySpan Corporation,		
7.625%, 11–15–10	2,905	2,927
NiSource Finance Corp.,		
7.875%, 11–15–10	5,000	5,035
Veolia Environment,		
5.250%, 6–3–13	4,000	4,360
		31,495

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Office Electronics – 0.1%		
Xerox Corporation,		
5.500%, 5–15–12	$1,000	$ 1,064
Oil & Gas Drilling – 2.1%		
Noble Group Limited,		
8.500%, 5–30–13 (A)	6,900	7,782
Seadrill Limited, Convertible,		
3.625%, 11–8–12	3,100	3,441
Weatherford International, Inc.,		
5.950%, 6–15–12	5,000	5,361
		16,584
Oil & Gas Equipment & Services – 2.2%		
Petroleum Geo-Services ASA, Convertible,		
2.700%, 12–3–12	10,800	10,165
SKDP 1 Ltd.,		
12.000%, 5–19–17	4,000	4,320
Smith International, Inc.,		
8.625%, 3–15–14	2,500	3,047
		17,532
Oil & Gas Exploration & Production – 1.4%		
Anadarko Petroleum Corporation,		
5.750%, 6–15–14	1,000	1,080
Pan American Energy LLC:		
7.750%, 2–9–12	750	774
7.875%, 5–7–21 (A)	4,000	4,171
7.875%, 5–7–21	1,650	1,720
Ras Laffan Liquefied Natural Gas Co. Ltd.,		
5.500%, 9–30–14 (A)	3,000	3,289
		11,034
Oil & Gas Refining & Marketing – 0.4%		
Frontier Oil Corporation,		
6.625%, 10–1–11	2,780	2,790
Oil & Gas Storage & Transportation – 4.8%		
AGL Capital Corporation,		
7.125%, 1–14–11	5,000	5,086
DCP Midstream, LLC,		
9.700%, 12–1–13 (A)	5,000	6,127
Energy Transfer Partners, L.P.,		
5.650%, 8–1–12	3,100	3,298
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (A)	6,243	6,815
Midcontinent Express Pipeline LLC,		
5.450%, 9–15–14	3,500	3,737
ONEOK Partners, L.P.,		
5.900%, 4–1–12	865	923
Plains All American Pipeline, L.P., and PAA Finance Corp.:		
7.750%, 10–15–12	2,900	3,226
5.625%, 12–15–13	400	437
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,500	2,927
TransCapital Limited,		
7.700%, 8–7–13	2,800	3,094
TransCapitalInvest Limited,		
6.103%, 6–27–12 (A)	2,000	2,097
Transneft,		
6.103%, 6–27–12	500	524
		38,291

Global Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats – 2.5%		
BFF International Limited,		
7.250%, 1–28–20 (A)	$3,000	$ 3,225
Bunge Limited Finance Corp.,		
5.350%, 4–15–14	1,200	1,281
Cadbury Schweppes US Finance LLC,		
5.125%, 10–1–13 (D)	6,000	6,563
JBS Finance II Ltd.,		
8.250%, 1–29–18 (D)	7,050	7,270
JBS USA LLC and JBS USA Finance, Inc.,		
11.625%, 5–1–14	2,100	2,426
		20,765
Paper Products – 1.3%		
Fibria Overseas Finance Ltd.,		
7.500%, 5–4–20 (A)	3,589	3,809
International Paper Company,		
7.400%, 6–15–14	5,350	6,198
		10,007
Pharmaceuticals – 0.5%		
Shire plc, Convertible,		
2.750%, 5–9–14	3,700	3,719
Precious Metals & Minerals – 0.6%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	4,000	4,388
Publishing – 0.7%		
Pearson Dollar Finance Two plc:		
5.500%, 5–6–13 (A)	3,000	3,292
5.500%, 5–6–13	2,000	2,195
		5,487
Railroads – 1.6%		
Burlington Northern Santa Fe Corporation,		
5.900%, 7–1–12	4,500	4,868
Kansas City Southern de Mexico, S.A. de C.V.:		
7.625%, 12–1–13	2,250	2,329
7.375%, 6–1–14	3,500	3,623
Kansas City Southern Railway Company (The),		
13.000%, 12–15–13	750	908
		11,728
Restaurants – 0.3%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (A)	2,250	2,447
Soft Drinks – 0.9%		
Coca-Cola HBC Finance B.V.,		
5.500%, 9–17–15	3,900	4,403
PepsiAmericas, Inc.,		
5.750%, 7–31–12	2,200	2,396
		6,799
Steel – 1.3%		
ArcelorMittal,		
9.000%, 2–15–15	2,250	2,716
Evraz Group S.A.:		
8.875%, 4–24–13 (A)	4,000	4,254
8.875%, 4–24–13	3,400	3,617
		10,587

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Tobacco – 0.2%		
B.A.T. International Finance plc,		
8.125%, 11–15–13 (A)	$1,500	$ 1,767
Trading Companies & Distributors – 0.3%		
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (A)	2,500	2,606
Wireless Telecommunication Service – 2.8%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	3,000	3,314
3.625%, 3–30–15	2,000	2,084
Indosat Palapa Company B.V.,		
7.375%, 7–29–20 (D)	750	827
Mobile TeleSystems Finance S.A.,		
8.375%, 10–14–10	3,500	3,501
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (C)	RUB115,000	3,825
Reliance Communications Limited, Convertible,		
0.000%, 3–1–12 (F)	$4,400	5,070
Sprint Capital Corporation,		
7.625%, 1–30–11	2,000	2,033
VIP Finance Ireland Limited,		
8.375%, 4–30–13 (A)	2,000	2,158
		22,812
TOTAL CORPORATE DEBT SECURITIES – 67.3%		**$536,430**
(Cost: $503,640)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 0.7%		
City of Buenos Aires,		
12.500%, 4–6–15	4,000	4,270
Compania Latinoamericana de Infraestructura & Servicios S.A.,		
9.750%, 5–10–12	1,420	1,356
		5,626
Norway – 1.2%		
Norway Government Bonds,		
6.000%, 5–16–11 (C)	NOK53,800	9,343
Russia – 0.3%		
Open Joint Stock Company "Russian Railroads",		
8.500%, 7–6–11 (C)	RUB65,000	2,170
Supranational – 1.3%		
CENTRAL AMERICAN BANK FOR ECONOMIC INTEGRATION:		
4.875%, 1–15–12 (D)	$4,500	4,672
4.875%, 1–15–12	1,500	1,558
Corporacion Andina de Fomento,		
7.375%, 1–18–11	2,500	2,547
European Bank for Reconstruction and Development,		
6.500%, 12–20–10 (C)	RUB50,000	1,644
		10,421

Global Bond Fund *(in thousands)*

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
United Kingdom – 1.8%		
United Kingdom Treasury,		
4.250%, 3–7–11 (C)	GBP9,000	$ 14,363
TOTAL OTHER GOVERNMENT SECURITIES – 5.3%		$ 41,923
(Cost: $47,400)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 5.7%

	Principal	Value
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.000%, 5–15–24	$2,551	2,751
4.000%, 11–15–36	2,553	2,699
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (G)		
4.500%, 8–15–17	445	10
5.000%, 5–15–18	904	84
5.000%, 4–15–19	88	6
5.000%, 4–15–19	42	3
5.000%, 11–15–22	132	5
5.500%, 3–15–23	83	10
5.000%, 5–15–23	68	4
5.000%, 8–15–23	56	3
5.500%, 2–15–24	488	20
5.500%, 4–15–25	411	17
5.500%, 10–15–25	1,001	152
5.000%, 10–15–28	349	5
5.000%, 8–15–30	2,050	53
5.000%, 10–15–30	1,210	49
5.500%, 3–15–31	68	3
5.500%, 10–15–32	2,248	252
5.500%, 1–15–33	516	75
5.500%, 5–15–33	1,670	256
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates,		
4.500%, 10–1–35	7,149	7,487
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	2,331	2,470
4.000%, 9–25–24	2,366	2,507
5.000%, 2–25–35	5,305	5,516
3.500%, 9–25–39	2,702	2,820
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (G)		
5.000%, 5–25–22	37	1
5.000%, 6–25–22	5,352	380
5.500%, 6–25–23	108	14
4.000%, 7–15–23	22,057	2,646
5.000%, 8–25–23	335	21
4.000%, 12–15–23	7,882	741
4.000%, 2–15–24	2,684	297
4.000%, 4–15–24	9,305	818
4.500%, 4–25–30	484	33
5.000%, 9–25–30	385	17
5.000%, 3–25–31	1,244	49
5.000%, 8–15–31	779	67
5.500%, 12–25–33	2,113	275
5.500%, 8–25–35	1,221	198
5.500%, 11–25–36	2,529	387
6.500%, 7–15–37	1,490	251
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 11–1–22	1,986	2,149
5.000%, 8–1–23	2,667	2,831

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates: (Continued)		
5.000%, 7–1–34	$2,365	$ 2,507
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (G)		
5.000%, 6–16–29	960	12
5.000%, 10–20–32	500	77
7.000%, 5–20–33	1,468	352
5.500%, 7–16–33	636	104
5.000%, 7–20–33	1,374	116
5.500%, 11–20–33	211	23
5.500%, 6–20–35	198	30
5.500%, 7–20–35	445	32
5.500%, 10–16–35	484	80
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	3,748	3,983
		$ 45,748
(Cost: $46,793)		

UNITED STATES GOVERNMENT OBLIGATIONS – 15.8%

	Principal	Value
Treasury Obligations		
United States Treasury Notes:		
1.125%, 12–15–11	65,000	65,622
0.625%, 7–31–12	7,850	7,883
1.375%, 2–15–13	20,000	20,405
0.750%, 8–15–13	7,850	7,880
1.750%, 7–31–15	7,810	8,000
2.375%, 7–31–17	7,100	7,335
3.500%, 5–15–20	7,810	8,478
		$125,603
(Cost: $123,973)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (H) – 2.4%		
Bemis Company, Inc.,		
0.260%, 10–4–10	4,735	4,735
CVS Caremark Corporation,		
0.270%, 10–4–10	4,000	4,000
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.230%, 10–4–10	5,000	5,000
McCormick & Co. Inc.,		
0.000%, 10–1–10	5,338	5,338
		19,073
Master Note – 0.2%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (I)	1,213	1,213
Municipal Obligations – Taxable – 0.3%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.),		
0.260%, 10–1–10 (I)	3,000	3,000
TOTAL SHORT-TERM SECURITIES – 2.9%		$ 23,286
(Cost: $23,286)		

	Value
TOTAL INVESTMENT SECURITIES – 97.4%	**$775,828**
(Cost: $746,946)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.6%	**20,428**
NET ASSETS – 100.0%	**$796,256**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Goldman Sachs International	245,703	3–24–11	$139	$ —
Buy	Chinese Yuan Renminbi	Citibank, N.A.	10,200	12–7–11	41	—
Sell	Euro	Deutsche Bank AG	16,200	1–6–12	—	1,086
Sell	Japanese Yen	Deutsche Bank AG	1,997,300	5–10–11	—	1,261
					$180	$2,347

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $124,799 or 15.7% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, GBP – British Pound, NOK – Norwegian Krone and RUB – Russian Ruble).

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $57,123 or 7.2% of net assets.

(E) This security currently pays the stated rate but this rate will increase in the future.

(F) Zero coupon bond.

(G) Amount shown as principal represents notional amount for computation of interest.

(H) Rate shown is the yield to maturity at September 30, 2010.

(I) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	39.6%
Brazil	10.7%
United Kingdom	7.0%
Russia	6.0%
Norway	3.7%
Canada	3.7%
Argentina	3.5%
Mexico	2.7%
India	2.4%
Indonesia	1.9%
Hong Kong	1.8%
Chile	1.7%
China	1.5%
Supranational	1.3%

Country Diversification (Continued)

United Arab Emirates	1.1%
South Korea	1.0%
Luxembourg	0.8%
Greece	0.6%
France	0.5%
Columbia	0.5%
Poland	0.4%
Bermuda	0.4%
Spain	0.4%
Qatar	0.4%
Singapore	0.4%
Italy	0.3%
Australia	0.2%
Other+	5.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Government Securities Fund



Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Government Securities Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2010. He has managed the Fund for two years and has 24 years of industry experience.

Mark J. Otterstrom

Fiscal Year Performance

For the 12 Months Ended September 30, 2010

Government Securities Fund (Class A shares at net asset value)	7.03%
Benchmark(s) and/or Lipper Category	
Citigroup Treasury/Govt Sponsored/Mortgage Bond Index (generally reflects the performance of securities representing the government bond market)	6.61%
Lipper General U.S. Government Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.01%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Two key factors had the strongest impact on the Fund's performance over the last 12 months. Duration management was the key ingredient to the Fund's performance. Funds with the longest duration performed the best during this period of declining Treasury interest rates. This Fund was short its benchmark duration during the first half of its fiscal year. This was a good place to be early in the year. Treasury rates rose through March of 2010 as it appeared a sustainable U.S. economic recovery was beginning to take hold. It became apparent during the second half of the fiscal year that the US economic recovery was slowing. In April financial troubles with Greece and other Euro zone countries lead to a renewed flight to quality trade into U.S. Treasury debt. We saw a major shift in the yield curve, with a trading range at significantly lower levels.

A second significant factor was the strong total returns of agency mortgage-backed securities. Mortgage debt spreads have tightened significantly due to the lack of new supply combined with strong demand from mortgage investors. This lack of supply of new product is mostly the result of very low refinancing rates. With the current low mortgage rates, we would normally be experiencing a larger volume of mortgage refinancing. However, today many homeowners either do not have the home equity or the current income to qualify for a new mortgage. Many homeowners who could refinance their loans have already done so and those who have not may be unable to due to the loss of value in their homes. These factors have combined to greatly reduce refinancing activity.

Duration was key

Funds with the largest allocation of mortgage-backed securities and who had very long fund duration performed best over the last fiscal year. This Fund was overweight agency-backed mortgages throughout this period. While the duration for this Fund was short our benchmark for much of the year, we ultimately increased duration and participated in most of this year's interest rate rally. Mortgage-backed securities and long-dated treasury bonds were two of the best-performing sectors for this Fund over the last fiscal year.

The discussion by the Federal Open Market Committee concerning additional quantitative easing appears to have changed. Instead of questioning if additional easing is needed, the discussion has changed to how best to implement the additional easing. The bond market has priced in a second round of quantitative easing (QE2) before the end of the year. There is some concern in the market as to whether the Fed is now just pushing on a string and that QE2 will ultimately have diminished returns. Still, Treasury rates should remain low as long as the Fed is pursuing an easy money policy.

Emphasis on quality, lengthening duration

This Fund invests only in very high-grade, government-backed fixed-income securities. The Fund is underweight our benchmark in Treasury bonds and overweight Agency debt. We have lengthened the Fund's duration so it is now significantly longer than our benchmark duration. We are overweight the middle of the yield curve in an attempt to take advantage of a steep yield curve. As part of its quantitative easing effort to keep mortgage rates low, the Fed had been buying agency-backed mortgage pass-through pools. If the Fed withdraws from this market, the spread should widen and we will look for opportunities to increase our agency-backed mortgage bonds exposure.

As the flight-to-quality trade was overtaking the market we lengthened the Fund duration. With the potential of a prolonged global slowdown on the horizon, we will look to maintain a longer duration for the portfolio. We continue to believe that until the Fed changes its monetary policy and begins to raise rates, the short end of the curve will act as an anchor for the long end. The yield curve remains steep and we believe offers some value at the middle of the curve.

The Fed is in no hurry to raise short-term rates given the fragility of the economic recovery. While there are many reasons for Treasury rates to go higher, the flight to quality trade into Treasuries has been overwhelming. With the European Union recovery stretching over multiple quarters, there is not much on the horizon to change the current attraction of Treasury debt. However, the current trade into Treasuries could reverse itself very rapidly if economic conditions begin to improve.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Government Securities Fund.

Government Securities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Bonds	**97.8%**
United States Government and Government Agency Obligations	97.8%
Cash and Cash Equivalents	**2.2%**

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	62/139	45
3 Year	85/130	65
5 Year	63/116	54
10 Year	41/78	52

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**97.1%**
AAA	95.5%
AA	1.6%
Non-Investment Grade	**0.7%**
Non-rated	0.7%
Cash and Cash Equivalents	**2.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Government Securities Fund

(UNAUDITED)



		$16,024
▬▬▬	Government Securities Fund, Class A Shares[1]	$16,024
– – –	Citigroup Treasury/Govt Sponsored/Mortgage Bond Index	$18,406
▪ ▪ ▪	Lipper General U.S. Government Funds Universe Average	$17,182

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-10	2.48%	2.02%	6.18%	7.37%
5-year period ended 9-30-10	4.20%	3.96%	4.24%	5.47%
10-year period ended 9-30-10	4.83%	4.33%	4.42%	5.65%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Government Securities Fund (UNAUDITED)

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,057.30	0.98%	$ 5.04
Class B	$1,000	$1,052.20	1.95%	$10.06
Class C	$1,000	$1,053.10	1.78%	$ 9.14
Class Y	$1,000	$1,059.00	0.67%	$ 3.50
Based on 5% Return[2]				
Class A	$1,000	$1,020.14	0.98%	$ 4.95
Class B	$1,000	$1,015.28	1.95%	$ 9.87
Class C	$1,000	$1,016.12	1.78%	$ 8.97
Class Y	$1,000	$1,021.68	0.67%	$ 3.44

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Government Securities Fund *(in thousands)* SEPTEMBER 30, 2010

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 23.0%		
Federal Farm Credit Bank:		
4.350%, 9–2–14	$ 5,000	$ 5,601
5.250%, 1–6–16	6,000	7,059
4.600%, 1–29–20	5,000	5,717
Federal Home Loan Bank:		
2.375%, 3–14–14	5,000	5,220
5.375%, 6–13–14	6,000	6,923
4.500%, 9–13–19	8,000	9,072
4.125%, 3–13–20	8,000	8,836
Federal Home Loan Mortgage Corporation, 4.750%, 11–17–15	10,000	11,563
Federal National Mortgage Association:		
4.375%, 7–17–13	8,000	8,786
2.875%, 12–11–13	6,650	7,061
1.450%, 6–29–15	4,000	4,041
3.000%, 6–30–15	6,000	6,162
3.100%, 10–16–15	5,360	5,560
Private Export Funding Corporation, 4.375%, 3–15–19	6,000	6,751
		98,352
Mortgage-Backed Obligations – 46.0%		
Federal Agricultural Mortgage Corporation, Guaranteed Agricultural Mortgage-Backed Securities,		
7.027%, 1–25–12	1,630	1,630
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.000%, 2–15–23	3,416	3,584
4.500%, 6–15–27	4,529	4,758
4.500%, 5–15–32	4,000	4,391
5.000%, 9–15–34	3,085	3,250
4.000%, 11–15–36	3,476	3,675
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 4–15–18	3,950	4,481
5.000%, 5–15–19	4,500	4,986
5.000%, 5–15–23	8,000	8,892
5.500%, 10–15–31	5,479	5,576
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (A)		
5.000%, 9–15–31	1,376	123
5.500%, 10–15–31	1,424	61
5.500%, 1–15–38	10,612	1,575
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.500%, 10–1–20	3,353	3,561
5.500%, 3–1–22	1,258	1,359
6.000%, 7–1–22	1,641	1,779
4.500%, 3–1–23	5,656	5,953
5.500%, 10–1–35	958	1,022
5.000%, 11–1–35	12,186	13,011
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	7,000	7,693
5.000%, 6–25–18	6,000	6,629
5.500%, 2–25–32	678	679
4.000%, 3–25–33	880	943
3.500%, 8–25–33	2,913	3,048
4.500%, 3–25–37	3,974	4,256
4.000%, 3–25–39	2,451	2,564
4.000%, 11–25–39	8,628	9,138
4.500%, 6–25–40	5,625	6,007

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (A)		
5.500%, 1–25–33	$ 1,100	$ 142
5.500%, 11–25–36	3,760	575
5.500%, 8–25–37	2,708	408
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 6–1–19	1,675	1,780
4.500%, 8–1–19	3,326	3,533
4.500%, 9–1–19	3,793	4,023
5.000%, 12–1–19	1,462	1,561
4.500%, 11–1–20	3,368	3,571
5.500%, 11–1–22	2,207	2,388
5.500%, 10–1–23	964	1,042
4.500%, 7–25–24	6,000	6,598
5.000%, 5–1–28	3,546	3,746
5.500%, 9–25–31	2,957	3,065
5.000%, 6–25–32	6,238	6,499
5.500%, 2–1–33	1,624	1,746
5.000%, 3–25–33	4,000	4,211
6.000%, 4–1–33	2,867	3,152
5.500%, 12–1–34	4,604	4,938
6.000%, 4–1–39	6,202	6,669
Government National Mortgage Association Agency REMIC/CMO:		
4.585%, 8–16–34	3,000	3,273
5.000%, 4–16–39	4,531	4,842
4.500%, 8–20–40	9,263	9,782
Guaranteed Development Company Participation Certificates, Series 1995–20 F, Guaranteed by the United States Small Business Administration (an Independent Agency of the United States),		
6.800%, 6–1–15	326	340
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2002–3 Class G,		
6.000%, 2–15–30	2,407	2,552
		195,060
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 69.0%		**$293,412**
(Cost: $276,683)		

UNITED STATES GOVERNMENT OBLIGATIONS – 28.8%	Principal	Value
Treasury Obligations		
United States Treasury Bonds:		
9.000%, 11–15–18	10,000	15,163
4.375%, 5–15–40	20,000	22,456
3.875%, 8–15–40	20,000	20,672
United States Treasury Notes:		
4.000%, 2–15–14	10,000	11,084
4.250%, 8–15–14	10,000	11,278
3.625%, 8–15–19	15,000	16,498
3.500%, 5–15–20	16,000	17,369
2.625%, 8–15–20	8,000	8,074
		$122,594
(Cost: $115,150)		

Government Securities Fund *(in thousands)* SEPTEMBER 30, 2010

SHORT-TERM SECURITIES – 1.6%	Principal	Value
Repurchase Agreements		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9–30–10 to be repurchased at $6,986, 0.130%, 10–1–10 (B)	$6,986	$ 6,986
(Cost: $6,986)		
TOTAL INVESTMENT SECURITIES – 99.4%		**$422,992**
(Cost: $398,819)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		**2,668**
NET ASSETS – 100.0%		**$425,660**

Notes to Schedule of Investments

(A)Amount shown as principal represents notional amount for computation of interest.

(B)Collateralized by $6,908 United States Treasury Bond, 3.875% due 8–15–40; market value and accrued interest aggregate $7,175.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

High Income Fund



Below, William M. Nelson, portfolio manager of the Waddell & Reed Advisors High Income Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2010. He has managed the Fund since April 2008 and he has 22 years of industry experience.

William M. Nelson

Fiscal Year Performance

For the 12 Months Ended September 30, 2010

High Income Fund (Class A shares at net asset value)	14.46%
Benchmark(s) and/or Lipper Category	
Citigroup High Yield Market Index (generally reflects the performance of securities representing the bond market)	17.49%
Lipper High Current Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	16.57%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's underperformance of its benchmark index relates to the fact that it was largely in a defensive position in 2007 and 2008. When the financial crisis hit in 2008, the Fund benefited from this defensive posture. But as signs of a recovery were underway, debt sales, distressed exchanges and lending helped push out maturities of high-yield companies and the lowest-rated companies benefitted the most. That environment manifested itself in 2009 and continues currently. Taking a cautious approach, technical factors of re-liquification of issuers' balance sheets caused massive spread tightening of lower-quality credits during the year. An additional factor that worked against the Fund in both absolute and relative terms during the period is that the search for yield caused companies that otherwise would seek bankruptcy protection to survive and limp along. Prices and yields came in quicker than in past cycles, and those in the most need of financing rallied the most.

Careful selection

During the year, we focused on individual issuers and those situations that we anticipated would provide the Fund with the best risk/reward characteristics. The overriding theme has been focusing on companies with sustainable business models that should benefit from a rebound in the economy. We still believe there are issues pertaining to housing, unemployment and the political backdrop. Going forward, we think the focus on individual issuers will be more important as the huge rally in spreads has occurred.

A bifurcated market

Our view at this juncture is "as the economy goes, so goes high yield." Over the past two years, we have seen considerable spread tightening. It appears to be more technically driven than fundamentally driven; the search for yield by many investors has brought yield levels on high yield securities to levels not seen in quite some time. All of this activity in high yield is occurring with Treasury levels at their lowest in decades. It appears bifurcated; economic activity is slow and treasury yields are low. Absolute yields are approaching "pre-Lehman" levels; as long as treasury yields stay this low and investors are "pushed out" the credit curve, high yield may continue to do well. Should fundamentals erode in the financial markets, then readjustment of yields and spreads could occur.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors High Income Fund.

High Income Fund

ALL DATA IS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

Asset Allocation

Bonds	**94.4%**
Corporate Debt Securities	89.1%
Senior Loans	5.3%
Cash and Cash Equivalents and Equities	**5.6%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	407/482	85
3 Year	130/416	32
5 Year	136/351	39
10 Year	138/234	59

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**2.1%**
BBB	2.1%
Non-Investment Grade	**92.3%**
BB	23.2%
B	49.0%
CCC	18.3%
Below CCC	0.2%
Non-rated	1.6%
Cash and Cash Equivalents and Equities	**5.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

High Income Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
High Income Fund, Class A Shares(1) $17,214
Citigroup High Yield Market Index $21,124
Lipper High Current Yield Funds Universe Average $18,234
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class Y
1-year period ended 9-30-10	7.87%	9.28%	13.53%	14.82%
5-year period ended 9-30-10	5.41%	5.44%	5.73%	7.02%
10-year period ended 9-30-10	5.58%	5.16%	5.24%	6.55%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

High Income Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,059.10	1.08%	$ 5.56
Class B	$1,000	$1,053.70	2.13%	$10.99
Class C	$1,000	$1,054.80	1.89%	$ 9.76
Class Y	$1,000	$1,060.80	0.77%	$ 4.02
Based on 5% Return[2]				
Class A	$1,000	$1,019.64	1.08%	$ 5.45
Class B	$1,000	$1,014.39	2.13%	$10.78
Class C	$1,000	$1,015.57	1.89%	$ 9.57
Class Y	$1,000	$1,021.19	0.77%	$ 3.94

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

High Income Fund *(in thousands)* SEPTEMBER 30, 2010

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.1%		
Pinnacle Entertainment, Inc. (A)	103	$ 1,148
Food Distributors – 0.1%		
Dole Food Company, Inc. (A)	214	1,961
Oil & Gas Equipment & Services – 0.2%		
Dresser-Rand Group Inc. (A)	79	2,914
Railroads – 0.3%		
Kansas City Southern (A)	95	3,554
Thrifts & Mortgage Finance – 0.3%		
PMI Group, Inc. (The) (A)	1,063	3,902
Wireless Telecommunication Service – 0.0%		
NII Holdings, Inc. (A)	17	678
TOTAL COMMON STOCKS – 1.0%		$ 14,157
(Cost: $18,149)		

PREFERRED STOCKS – 0.3%		
Communications Equipment		
Lucent Technologies Capital Trust I, 7.75% Cumulative (A)	6	$ 4,820
(Cost: $4,916)		

WARRANTS – 0.1%		
Agricultural Products		
ASG Consolidated LLC	7	$ 748
(Cost: $408)		

CORPORATE DEBT SECURITIES	Principal	Value
Advertising – 0.8%		
Interpublic Group of Companies, Inc. (The), 10.000%, 7–15–17	$9,550	11,150
Aerospace & Defense – 0.3%		
Alliant Techsystems Inc., 6.875%, 9–15–20	1,750	1,778
BE Aerospace Inc, 6.875%, 10–1–20	2,660	2,714
		4,492
Agricultural Products – 1.3%		
American Seafoods Group LLC, 10.750%, 5–15–16 (B)	9,380	9,568
ASG Consolidated LLC, 15.000%, 5–15–17 (B)	6,800	6,154
Southern States Cooperative, Inc., 11.250%, 5–15–15 (B)	2,570	2,724
		18,446
Airlines – 0.2%		
Global Aviation Holdings, Inc., 14.000%, 8–15–13 (B)	3,000	3,210
Alternative Carriers – 0.6%		
Level 3 Financing, Inc.:		
9.250%, 11–1–14	850	799
10.000%, 2–1–18	4,050	3,645

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Alternative Carriers (Continued)		
PAETEC Holding Corp., 9.500%, 7–15–15	$3,215	$ 3,279
		7,723
Apparel Retail – 1.0%		
Limited Brands, Inc.:		
8.500%, 6–15–19	9,895	11,503
7.000%, 5–1–20	1,840	1,987
		13,490
Apparel, Accessories & Luxury Goods – 0.6%		
Norcraft Companies, L.P. and Norcraft Finance Corp., 10.500%, 12–15–15	3,650	3,814
Oxford Industries, Inc., 11.375%, 7–15–15	4,000	4,500
		8,314
Auto Parts & Equipment – 3.2%		
Affinia Group Inc., 10.750%, 8–15–16 (B)	10,780	11,993
Allison Transmission, 11.000%, 11–1–15 (B)	2,782	3,018
Icahn Enterprises L.P., 8.000%, 1–15–18	9,950	10,000
J.B. Poindexter & Co., Inc., 8.750%, 3–15–14	11,802	11,536
UCI Holdco, Inc., 8.292%, 12–15–13 (C)(D)	7,313	7,067
		43,614
Automotive Retail – 2.2%		
Asbury Automotive Group, Inc.:		
8.000%, 3–15–14	510	515
7.625%, 3–15–17	1,275	1,243
AutoNation, Inc., 6.750%, 4–15–18	4,160	4,264
Sonic Automotive, Inc., 9.000%, 3–15–18	15,990	16,590
United Auto Group, Inc., 7.750%, 12–15–16	7,500	7,322
		29,934
Broadcasting – 1.4%		
Gray Television, Inc., 10.500%, 6–29–15	4,120	4,115
SIRIUS XM Radio Inc., 8.750%, 4–1–15 (B)	14,635	15,550
		19,665
Building Products – 2.7%		
Goodman Global Group, Inc., 0.000%, 12–15–14 (E)	34,268	21,931
Hillman Group, Inc. (The), 10.875%, 6–1–18 (B)	6,190	6,530
Norcraft Companies, L.P. and Norcraft Finance Corp., 9.750%, 9–1–12	387	363
Ply Gem Industries, Inc., 11.750%, 6–15–13	6,560	7,019
		35,843
Cable & Satellite – 1.8%		
Cablevision Systems Corporation:		
7.750%, 4–15–18	850	899
8.000%, 4–15–20	1,300	1,399

High Income Fund (in thousands) SEPTEMBER 30, 2010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
CSC Holdings, Inc., 8.625%, 2–15–19	$1,400	$ 1,575
DISH DBS Corporation, 7.875%, 9–1–19	12,250	13,184
EchoStar DBS Corporation, 7.750%, 5–31–15	7,000	7,464
		24,521
Casinos & Gaming – 2.9%		
Harrah's Entertainment, Inc., 12.750%, 4–15–18 (B)	1,840	1,716
Inn of the Mountain Gods Resort and Casino, 12.000%, 11–15–10 (F)	7,350	3,014
Marina District Finance Company, Inc.:		
9.500%, 10–15–15 (B)	900	873
9.875%, 8–15–18 (B)	900	869
MGM MIRAGE:		
13.000%, 11–15–13	2,000	2,350
10.375%, 5–15–14	1,700	1,891
7.625%, 1–15–17	4,500	3,791
11.125%, 11–15–17	3,700	4,213
11.375%, 3–1–18	4,250	4,048
9.000%, 3–15–20 (B)	2,375	2,500
Peninsula Gaming, LLC:		
8.375%, 8–15–15	3,150	3,276
10.750%, 8–15–17	2,300	2,429
Pinnacle Entertainment, Inc.:		
8.625%, 8–1–17	3,125	3,316
8.750%, 5–15–20	460	453
Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp., 7.750%, 8–15–20 (B)	4,600	4,853
		39,592
Catalog Retail – 0.8%		
QVC, Inc., 7.500%, 10–1–19 (B)	10,250	10,711
Commodity Chemicals – 0.2%		
Celanese US Holdings, LLC, 6.625%, 10–15–18 (B)	1,105	1,130
TPC Group Inc., 8.250%, 10–1–17 (G)	1,095	1,122
		2,252
Computer Storage & Peripherals – 0.2%		
Hutchinson Technology Incorporated, Convertible, 3.250%, 1–15–26	4,250	3,103
Construction & Farm Machinery & Heavy Trucks – 1.5%		
ArvinMeritor, Inc., 10.625%, 3–15–18	1,700	1,883
Case Corporation, 7.250%, 1–15–16	2,550	2,716
Case New Holland, Inc., 7.875%, 12–1–17 (B)	4,140	4,497
Terex Corporation, 10.875%, 6–1–16	10,000	11,412
		20,508
Construction Materials – 2.7%		
CEMEX Finance LLC, 9.500%, 12–14–16 (B)	6,200	6,238

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Materials (Continued)		
Headwaters Incorporated, 11.375%, 11–1–14 (B)	$16,115	$ 17,162
Headwaters Incorporated, Convertible:		
2.500%, 2–1–14	3,075	2,399
14.750%, 2–1–14 (G)	12,024	12,926
		38,725
Consumer Finance – 2.0%		
American General Finance Corporation, 6.900%, 12–15–17	2,500	2,088
Bankrate Inc., 11.750%, 7–15–15 (B)	11,975	12,813
Credit Acceptance Corporation, 9.125%, 2–1–17 (B)	3,840	4,032
Ford Motor Credit Company LLC:		
12.000%, 5–15–15	4,500	5,670
8.125%, 1–15–20	1,700	1,953
TMX Finance LLC and TitleMax Finance Corp, 13.250%, 7–15–15 (B)	1,062	1,159
		27,715
Consumer Products – 0.5%		
Prestige Brands, Inc., 8.250%, 4–1–18	6,125	6,339
Department Stores – 0.2%		
Sears Holdings Corp., 6.625%, 10–15–18 (G)	2,580	2,580
Diversified Chemicals – 0.8%		
LCI Escrow Corporation, 8.000%, 11–1–17 (B)	1,860	2,032
Solutia Inc., 7.875%, 3–15–20	6,310	6,744
Vertellus Specialties Inc., 9.375%, 10–1–15 (B)	2,185	2,267
		11,043
Diversified Metals & Mining – 0.2%		
Compass Minerals International, Inc., 8.000%, 6–1–19	3,200	3,380
Diversified Real Estate Activities – 0.3%		
DuPont Fabros Technology, Inc., 8.500%, 12–15–17	3,350	3,593
Diversified Support Services – 1.2%		
KAR Holdings, Inc.:		
8.750%, 5–1–14	11,511	11,986
10.000%, 5–1–15	1,038	1,090
SITEL, LLC and SITEL Finance Corp., 11.500%, 4–1–18 (B)	4,715	3,772
		16,848
Drug Retail – 0.1%		
Rite Aid Corporation, 9.750%, 6–12–16	1,700	1,817

High Income Fund *(in thousands)* SEPTEMBER 30, 2010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Education Services – 3.2%		
Laureate Education, Inc.:		
10.000%, 8–15–15 (B)	$10,350	$ 10,557
11.000%, 8–15–15 (B)(C)	24,285	24,794
11.750%, 8–15–17 (B)	9,975	10,524
		45,875
Electrical Components & Equipment – 1.9%		
International Wire Group, Inc., 9.750%, 4–15–15 (B)	5,200	5,310
NXP B.V. and NXP Funding LLC, 9.500%, 10–15–15	20,942	21,465
		26,775
Electronic Manufacturing Services – 2.1%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	8,240	9,033
8.250%, 3–15–18	8,395	9,381
KEMET Corporation, 10.500%, 5–1–18 (B)	10,000	10,463
		28,877
Environmental & Facilities Services – 0.1%		
Liberty Tire Recycling Holdco, LLC and Liberty Tire Recycling Finance, Inc., 11.000%, 10–1–16 (B)	876	894
Food Distributors – 1.9%		
Dole Food Company, Inc., 13.875%, 3–15–14	12,163	14,838
Viskase Companies, Inc.:		
9.875%, 1–15–18 (B)	10,040	10,241
9.875%, 1–15–18 (B)	1,700	1,734
		26,813
Forest Products – 1.3%		
Ainsworth Lumber Co. Ltd., 11.000%, 7–29–15 (B)(C)	21,730	17,809
Gas Utilities – 1.0%		
Ferrellgas, L.P. and Ferrellgas Finance Corp., 9.125%, 10–1–17	6,000	6,503
Suburban Propane Partners, L.P. and Suburban Energy Finance Corp., 7.375%, 3–15–20	6,320	6,715
		13,218
Health Care Equipment – 1.6%		
Biomet, Inc.:		
10.000%, 10–15–17	5,600	6,181
10.375%, 10–15–17	3,000	3,330
11.625%, 10–15–17	2,320	2,584
ReAble Therapeutics Finance LLC and ReAble Therapeutics Finance Corporation:		
10.875%, 11–15–14	2,221	2,415
11.750%, 11–15–14	7,000	7,333
		21,843
Health Care Facilities – 2.9%		
HCA Inc.:		
9.625%, 11–15–16	8	9
9.875%, 2–15–17	1,700	1,879
8.500%, 4–15–19	6,363	7,095
7.875%, 2–15–20	2,500	2,734
7.250%, 9–15–20	1,700	1,819

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
HealthSouth Corporation, 8.125%, 2–15–20	$11,585	$ 12,048
Radiation Therapy Services, Inc., 9.875%, 4–15–17 (B)	6,440	6,360
Tenet Healthcare Corporation, 8.000%, 8–1–20 (B)	2,700	2,693
United Surgical Partners International, Inc., 8.875%, 5–1–17	6,000	6,135
		40,772
Health Care Services – 2.5%		
BioScrip, Inc., 10.250%, 10–1–15	2,820	2,883
Gentiva Health Services, Inc., 11.500%, 9–1–18 (B)	9,000	9,608
OnCure Holdings, Inc., 11.750%, 5–15–17 (B)	3,840	3,533
Rotech Healthcare Inc., 10.750%, 10–15–15 (G)	1,720	1,707
US Oncology, Inc., 10.750%, 8–15–14	15,886	16,521
		34,252
Home Furnishings – 0.2%		
Simmons Bedding Company, 11.250%, 7–15–15 (B)	2,800	3,007
Hotels, Resorts & Cruise Lines – 1.0%		
Gaylord Entertainment Company, 6.750%, 11–15–14	13,500	13,230
Household Products – 0.8%		
Diversey Holdings, Inc., 10.500%, 5–15–20	4,250	4,654
Diversey, Inc., 8.250%, 11–15–19	5,750	6,153
		10,807
Independent Power Producers & Energy Traders – 1.2%		
AES Corporation (The), 9.750%, 4–15–16	11,000	12,650
Calpine Corporation, 7.875%, 7–31–20 (B)	4,300	4,418
		17,068
Industrial Conglomerates – 0.7%		
Pinafore, LLC and Pinafore, Inc., 9.000%, 10–1–18 (B)	8,725	9,161
Industrial Machinery – 1.6%		
CPM Holdings, Inc., 10.625%, 9–1–14 (B)	7,450	8,027
RBS Global, Inc. and Rexnord LLC:		
11.750%, 8–1–16	10,675	11,423
8.500%, 5–1–18	2,455	2,495
		21,945
Integrated Telecommunication Services – 2.1%		
Qwest Communications International Inc.:		
8.000%, 10–1–15	4,500	4,871
7.125%, 4–1–18 (B)	5,950	6,248

High Income Fund (in thousands) SEPTEMBER 30, 2010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services (Continued)		
West Corporation:		
9.500%, 10–15–14	$7,900	$ 8,265
11.000%, 10–15–16	8,670	9,212
8.625%, 10–1–18 (G)	655	668
		29,264
Internet Software & Services – 2.5%		
Clearwire Communications LLC:		
12.000%, 12–1–15 (B)	6,150	6,627
12.000%, 12–1–15 (B)	6,080	6,566
Equinix, Inc., 8.125%, 3–1–18	3,525	3,763
Terremark Worldwide, Inc., 12.000%, 6–15–17	14,743	16,843
		33,799
IT Consulting & Other Services – 1.2%		
Broadview Networks Holdings, Inc., 11.375%, 9–1–12	5,440	5,331
Telvent GIT, S.A., Convertible, 5.500%, 4–15–15 (B)	11,500	11,558
		16,889
Leisure Facilities – 0.7%		
Speedway Motorsports, Inc., 8.750%, 6–1–16	8,700	9,396
Life Sciences Tools & Services – 0.2%		
PharmaNet Development Group Inc., 10.875%, 4–15–17 (B)	2,550	2,633
Metal & Glass Containers – 0.5%		
Plastipak Holdings, Inc.:		
8.500%, 12–15–15 (B)	780	807
10.625%, 8–15–19 (B)	5,180	5,750
		6,557
Movies & Entertainment – 1.7%		
AMC Entertainment Inc.:		
8.000%, 3–1–14	9,300	9,381
11.000%, 2–1–16	3,000	3,203
Cinemark USA, Inc., 8.625%, 6–15–19	5,000	5,325
Marquee Holdings Inc., 9.505%, 8–15–14	6,305	5,170
		23,079
Office Electronics – 1.7%		
Xerox Capital Trust I, 8.000%, 2–1–27	23,704	24,116
Office Services & Supplies – 0.6%		
Interface, Inc., 11.375%, 11–1–13	7,530	8,547
Oil & Gas Drilling – 2.1%		
RDS Ultra-Deepwater Ltd, 11.875%, 3–15–17 (B)	9,165	9,577
Vantage Drilling Company, 11.500%, 8–1–15 (B)	18,850	19,793
		29,370
Oil & Gas Equipment & Services – 1.4%		
Geokinetics Holdings USA, Inc., 9.750%, 12–15–14 (B)	9,735	8,518

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services (Continued)		
Global Geophysical Services, Inc., 10.500%, 5–1–17 (B)	$7,080	$ 7,204
PHI, Inc., 8.625%, 10–15–18 (B)	1,326	1,303
Thermon Industries, Inc., 9.500%, 5–1–17 (B)	2,760	2,884
		19,909
Oil & Gas Exploration & Production – 3.8%		
Anadarko Petroleum Corporation:		
5.950%, 9–15–16	5,950	6,500
6.375%, 9–15–17	2,260	2,490
Chesapeake Energy Corporation:		
9.500%, 2–15–15	15,125	17,508
6.875%, 8–15–18	3,440	3,603
6.625%, 8–15–20	3,440	3,595
McMoRan Exploration Co., 11.875%, 11–15–14	7,400	8,140
Petrohawk Energy Corporation:		
10.500%, 8–1–14	2,100	2,378
7.250%, 8–15–18 (B)	1,400	1,428
Quicksilver Resources Inc.:		
11.750%, 1–1–16	3,300	3,869
7.125%, 4–1–16	2,600	2,568
		52,079
Oil & Gas Storage & Transportation – 1.1%		
Copano Energy, L.L.C., 8.125%, 3–1–16	4,650	4,743
dcp LLC, 10.750%, 8–15–15 (B)	3,010	3,040
Energy Transfer Equity, L.P., 7.500%, 10–15–20	1,582	1,665
Inergy, L.P., 8.750%, 3–1–15	5,000	5,394
		14,842
Other Diversified Financial Services – 0.7%		
JPMorgan Chase & Co., 7.900%, 4–29–49 (D)	8,500	9,109
Packaged Foods & Meats – 0.1%		
Pinnacle Foods Finance LLC, 8.250%, 9–1–17 (B)	1,290	1,306
Paper Products – 0.8%		
Appleton Papers Inc.:		
10.500%, 6–15–15 (B)	4,205	3,942
11.250%, 12–15–15 (B)	3,916	2,898
PE Paper Escrow GmbH, 12.000%, 8–1–14 (B)	3,780	4,366
		11,206
Personal Products – 0.1%		
NBTY, Inc., 9.000%, 10–1–18 (G)	880	924
Pharmaceuticals – 1.3%		
Catalent Pharma Solutions, Inc., 9.750%, 4–15–17 (H)	EUR1,500	1,881

High Income Fund (in thousands) SEPTEMBER 30, 2010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals (Continued)		
Mylan Inc.:		
7.625%, 7–15–17 (B)	$1,840	$ 1,957
7.875%, 7–15–20 (B)	1,840	1,971
Quintiles Transnational Holdings Inc,		
9.500%, 12–30–14 (B)	11,445	11,760
		17,569
Property & Casualty Insurance – 0.8%		
Fidelity National Information Services, Inc.:		
7.625%, 7–15–17 (B)	8,095	8,641
7.875%, 7–15–20 (B)	2,525	2,721
		11,362
Publishing – 1.0%		
Nielsen Finance LLC and Nielsen Finance Co.:		
11.500%, 5–1–16	6,600	7,491
0.000%, 8–1–16 (I)	4,200	4,205
7.750%, 10–15–18	1,744	1,731
		13,427
Railroads – 1.1%		
Kansas City Southern de Mexico, S.A. de C.V.,		
8.000%, 2–1–18 (B)	14,650	15,749
Regional Banks – 1.4%		
CIT Group, Inc.:		
7.000%, 5–1–13	6,825	6,859
7.000%, 5–1–17	13,350	13,066
		19,925
Restaurants – 3.2%		
CKE Restaurants, Inc.,		
11.375%, 7–15–18 (B)	19,850	20,346
NPC International, Inc.,		
9.500%, 5–1–14	25,075	25,576
		45,922
Security & Alarm Services – 0.6%		
DynCorp International Inc.,		
10.375%, 7–1–17 (B)	8,025	7,985
Specialized Finance – 0.3%		
PHH Corporation,		
9.250%, 3–1–16 (B)	4,300	4,472
Specialized REITs – 0.3%		
Omega Healthcare Investors, Inc.,		
6.750%, 10–15–22 (B)	4,300	4,260
Specialty Chemicals – 1.2%		
Huntsman International LLC:		
7.375%, 1–1–15	1,700	1,726
5.500%, 6–30–16	1,500	1,436
8.625%, 3–15–20	10,900	11,281
8.625%, 3–15–21 (B)	1,720	1,780
		16,223
Steel – 1.0%		
Ryerson Inc.,		
12.000%, 11–1–15	4,395	4,527
Severstal Columbus LLC,		
10.250%, 2–15–18 (B)	4,300	4,515

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Steel (Continued)		
WireCo WorldGroup Inc.,		
9.500%, 5–15–17 (B)	$4,250	$ 4,367
		13,409
Wireless Telecommunication Service – 1.9%		
Crown Castle International Corp.,		
9.000%, 1–15–15	9,885	10,897
Digicel Group Limited,		
10.500%, 4–15–18 (B)	5,452	5,984
SBA Telecommunications, Inc.:		
8.000%, 8–15–16	1,575	1,693
8.250%, 8–15–19	1,575	1,733
Sprint Nextel Corporation,		
8.375%, 8–15–17	1,500	1,628
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	4,060	4,550
		26,485
TOTAL CORPORATE DEBT SECURITIES – 89.1%		**$1,230,767**
(Cost: $1,166,883)		

SENIOR LOANS	Principal	Value
Airlines – 0.2%		
Delta Air Lines, Inc.,		
8.750%, 9–16–13 (D)	2,970	3,005
Alternative Carriers – 0.4%		
U.S. Telepacific Corp.,		
9.250%, 7–25–15 (D)	4,925	4,931
Communications Equipment – 0.1%		
Mitel Networks Corporation,		
7.352%, 8–15–15 (D)	1,315	1,197
Diversified Support Services – 1.4%		
N.E.W. Holdings I, LLC:		
9.500%, 3–5–17 (D)	6,995	6,915
9.500%, 3–5–17 (D)	6,995	6,915
9.500%, 3–5–17 (D)	6,995	6,914
		20,744
Electric Utilities – 0.2%		
Texas Competitive Electric Holdings Company, LLC,		
4.066%, 10–10–14 (D)	2,620	2,034
Environmental & Facilities Services – 0.4%		
K2 Pure Solutions Nocal, L.P.,		
10.000%, 7–20–15 (D)	5,625	5,400
Health Care Services – 1.0%		
Gentiva Health Services, Inc.,		
6.750%, 5–23–16 (D)	13,740	13,688
Household Products – 0.5%		
Reynolds Group Holdings, Inc.,		
2.375%, 8–16–16 (D)	6,660	6,686

High Income Fund *(in thousands)* SEPTEMBER 30, 2010

SENIOR LOANS (Continued)	Principal	Value
Hypermarkets & Super Centers – 0.5%		
Roundy's Supermarkets, Inc.,		
10.000%, 4–5–16 (D)	$6,580	$ 6,681
Independent Power Producers & Energy Traders – 0.1%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
3.758%, 10–10–14 (D)	1,831	1,422
3.758%, 10–10–14 (D)	411	319
3.789%, 10–10–14 (D)	13	10
		1,751
Oil & Gas Storage & Transportation – 0.5%		
Blueknight Energy Partners, L.P.:		
9.500%, 6–30–11 (D)	6,953	6,976
9.500%, 6–30–11 (D)	393	386
		7,362
TOTAL SENIOR LOANS – 5.3%		**$ 73,479**
(Cost: $73,662)		

SHORT-TERM SECURITIES – 2.9%	Principal	Value
Commercial Paper (J)		
Avon Capital Corp. (Avon Products, Inc.),		
0.240%, 10–6–10	$4,400	$ 4,400
Clorox Co.:		
0.360%, 10–22–10	5,673	5,672
0.340%, 11–4–10	3,000	2,999
E.I. du Pont de Nemours and Company,		
0.190%, 10–18–10	3,500	3,500
General Mills, Inc.,		
0.290%, 10–18–10	6,000	5,999
IBM International Group Capital LLC (International Business Machines Corporation),		
0.000%, 10–1–10	11,832	11,831
Kellogg Co.,		
0.270%, 10–15–10	2,603	2,603
Straight-A Funding, LLC (Federal Financing Bank),		
0.170%, 10–7–10	3,000	3,000
		$ 40,004
(Cost: $40,004)		
TOTAL INVESTMENT SECURITIES – 98.7%		**$1,363,975**
(Cost: $1,304,022)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		**18,300**
NET ASSETS – 100.0%		**$1,382,275**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Citibank, N.A.	73	10-15-10	$ 9	$—
Sell	Euro	Citibank, N.A.	73	4-15-11	9	—
Sell	Euro	Citibank, N.A.	73	10-14-11	10	—
Sell	Euro	Citibank, N.A.	73	4-13-12	10	—
Sell	Euro	Citibank, N.A.	73	10-15-12	10	—
Sell	Euro	Citibank, N.A.	73	4-15-13	10	—
Sell	Euro	Citibank, N.A.	73	10-15-13	11	—
Sell	Euro	Citibank, N.A.	73	4-15-14	11	—
Sell	Euro	Citibank, N.A.	73	10-15-14	11	—
Sell	Euro	Citibank, N.A.	73	4-15-15	11	—
Sell	Euro	Citibank, N.A.	74	10-15-15	11	—
Sell	Euro	Citibank, N.A.	73	4-15-16	11	—
Sell	Euro	Citibank, N.A.	73	10-14-16	11	—
Sell	Euro	Citibank, N.A.	1,574	4-13-17	223	—
					$358	$—

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $482,010 or 34.9% of net assets.

(C)Payment-in-kind bonds.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010.

(E)Zero coupon bond.

(F)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At September 30, 2010, the total value of these securities amounted to $19,927 or 1.4% of net assets.

(H) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(I) Securities do not bear interest for an initial period of time and subsequently become interest bearing.

(J) Rate shown is the yield to maturity at September 30, 2010.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Municipal Bond Fund



Below, Bryan J. Bailey, CFA, portfolio manager of the Waddell & Reed Advisors Municipal Bond Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2010. He has managed the Fund for 10 years and he has 22 years of industry experience.

Bryan J. Bailey

Fiscal Year Performance

For the 12 Months Ended September 30, 2010

Municipal Bond Fund (Class A shares at net asset value)	**6.45%**
Benchmark(s) and/or Lipper Category	
Standard & Poor's/Investortools Main Municipal Bond Index (generally reflects the performance of securities representing the municipal bond market)	5.85%
Lipper General Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.37%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The municipal bond market continues to wrestle with high levels of negative headline and political risk. In spite of the dark clouds, the asset class successfully navigated these headwinds to post respectable returns for the fiscal year, with the credit quality of the market holding up remarkably well. The most recent report issued by Moody's Investors Service (February 2010) titled "U.S. Municipal Bond Defaults and Recoveries, 1970-2009" shows that there were only 54 rated defaults during this 40-year period. As there were 60,000 rated issues, the average cumulative default rate after 10 years of issuance amounted to .09 percent. Admittedly, there is pressure on some local, city and county issuers and we expect many states to continue to push their problems down to the local level. While we expect cumulative default rates to pick up modestly in the future, we believe that the defaults will be concentrated in the high-yield sectors and local municipal issuers. Essential service revenue bonds continue to perform very well with little noticeable credit erosion. Retail demand for municipal bonds continues to be very robust, as investors move out on the yield curve and away from essentially zero-percent money market rates. Retail investors remain quite confident in the credit quality of the asset class, the market's low historical default record, and the expectation that future tax rates are moving up. As a result, the Fund has benefited from increased cash flows. The municipal yield curve remains quite steep by historical measures, and credit spreads, while tighter than six months ago, are wider than historical averages. The favorable market acceptance of the Build America Bond (BAB) program (part of President Obama's American Reinvestment and Recovery Act legislation) has reduced the supply of tax free bonds, especially longer-dated maturities.

Seizing opportunity

The Fund outperformed both its Lipper peer group and benchmark (before the effects of sales charges) during the year ended September 30, 2010. With the municipal market seizing up, as a result of aggressive de-leveraging and the re-pricing of credit beginning in the fourth quarter of 2008, we seized upon the opportunity to re-structure the Fund as many attractive opportunities presented themselves. We aggressively increased the duration (interest rate sensitivity) of the Fund from an extremely defensive position to a slightly aggressive position (approximately 15 percent longer than the stated benchmark currently). We also increased exposure to lower-rated investment-grade spread product (A-BBB ratings range), as spreads finally represented attractive compensation for bearing additional credit risk. These portfolio adjustments made in the Fund's previous fiscal year positioned it appropriately for the year ended September 30, 2010.

Longer duration spread helped, but strategy was out of favor

Absolute performance was enhanced by increasing exposure to longer duration spread product, especially hospital and education revenue bonds. The Fund also meaningfully increased its exposure to higher-quality, non-callable zero coupon bonds with longer maturity dates. To reiterate, when the municipal market was seizing up in late 2008 and early 2009, we felt once-in-a-lifetime investment opportunities presented themselves. We felt that the significantly wider-than-historical spreads available represented great value. The Fund's ample liquid holdings put us in a very enviable position to capitalize on many of these opportunities.

On the downside, our unwillingness to deviate from our long-held investment philosophy, which has produced solid 3-, 5- and 10-year performance numbers, restrained performance. We were unwilling to chase volatile high-yield credits that were being lifted by technical buying that was not supported by fundamentals. The Fund has a long-term track record of providing competitive total returns to shareholders with one of the lowest volatility measures in the industry. We will not compromise our investment principles. It is important to remember that many of the bonds that were the big winners in 2010 were big losers in 2009. Therefore, we are not willing to take excessive risks in an effort to produce out-sized returns. Preservation of capital is an important consideration in our efforts.

An aggressive stance is warranted

While the aggressive monetary and fiscal stimulus efforts have stabilized the economy, we remain concerned that the positive impacts of these programs may be reversed to some degree when the stimulus is removed. There may also be unintended consequences as a result of these unorthodox measures. There is a discernable risk that the unemployment rate may stay stubbornly high as state, local and municipal entities utilize additional layoffs as a means to improve their fiscal positions and balance their budgets. Unlike in other periods of economic recovery, labor force mobility might be compromised as many homeowners are underwater on their mortgages, and therefore less willing to re-locate. This continues to be a very difficult period and we believe that additional cuts to programs and services will need to be made at the state and local level to balance budgets. We think that long-term interest rates reached unreasonably low levels in the last five years as a result of easy money and an extensive use of leverage. Also contributing to low interest rates was Federal Reserve intervention and unconventional use of its balance sheet. We believe these low-rate levels are not sustainable in the long run. Add to this additional issuance from the Treasury to fund deficit spending, other programs on the President's agenda that will require funding and additional issuance from state and local municipalities, and the long-run market clearing path for interest rates is probably up, not down. We are concerned that a depreciating dollar might, at some point, dissuade foreigners from supporting our Treasury market, as well as other fixed-income markets, although this is not apparent as of yet. A weak dollar may also eventually result in inflation moving significantly above the Fed's comfort zone. As usual, any meaningful recovery in equity markets could put pressure on bonds. We will remain proactive and vigilant in assessing any risk to the Fund from a change in inflation expectations, as monetary policy continues to be extraordinarily accommodative. Inflation is not on the immediate horizon, but if it materializes, we believe it will eventually put upward pressure on long-term interest rates.

Because we feel that any serious inflation risk is not on the immediate horizon, we believe that a slightly aggressive stance on interest rates is warranted, and we are a little more willing to increase the Fund's exposure to interest-rate risk. The primary factors driving our decision are the steep slope of the municipal yield curve and a commitment to essentially a zero-rate interest rate policy for the foreseeable future by the Federal Reserve. We expect to actively seek relative value opportunities between sectors, states and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross-market technical factors. We will continue to search for trading opportunities to exploit in the high-yield space. The Fund's objective remains the same: to provide income that is not subject to Federal income taxes. To achieve that objective, we will continue investing in short-, intermediate- and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal Bond Fund.

Municipal Bond Fund

Asset Allocation

Bonds	**93.6%**
Municipal Bonds	93.6%
Cash and Cash Equivalents	**6.4%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	58/250	24
3 Year	3/217	2
5 Year	9/197	5
10 Year	57/159	36

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**88.6%**
AAA	17.5%
AA	18.1%
A	32.8%
BBB	20.2%
Non-Investment Grade	**5.0%**
B	0.2%
Non-rated	4.8%
Cash and Cash Equivalents	**6.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Municipal Bond Fund

(UNAUDITED)



Municipal Bond Fund, Class A Shares[1] $15,548
Standard & Poor's/Investortools Main Municipal Bond Index $17,425
Lipper General Municipal Debt Funds Universe Average $15,828

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C
1-year period ended 9-30-10	1.93%	1.44%	5.54%
5-year period ended 9-30-10	4.28%	4.06%	4.25%
10-year period ended 9-30-10	4.51%	4.03%	4.03%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Municipal Bond Fund

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,057.90	0.86%	$4.42
Class B	$1,000	$1,053.00	1.81%	$9.34
Class C	$1,000	$1,053.50	1.72%	$8.83
Based on 5% Return[2]				
Class A	$1,000	$1,020.77	0.86%	$4.34
Class B	$1,000	$1,016.01	1.81%	$9.17
Class C	$1,000	$1,016.43	1.72%	$8.67

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS	Principal	Value
Alabama – 0.8%		
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A–1, 5.500%, 8–1–35	$1,000	$ 1,038
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11–1–33	2,000	2,194
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	2,500	2,910
		6,142
Alaska – 0.2%		
AK Intl Arpt Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10–1–21	1,735	1,874
Arizona – 1.5%		
AZ Hlth Fac Auth, Hosp Rev Bonds (John C. Lincoln Hlth Network), Ser 2000, 6.875%, 12–1–20	2,500	2,575
Cert of Participation for the Benefit of AZ State Univ (AZ State Univ Proj), Ser 2002, 5.375%, 7–1–13	1,000	1,071
Phoenix Civic Impvt Corp, Sr Lien Arpt Rev Bonds, Ser 2002B, 5.750%, 7–1–14	2,000	2,127
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	2,000	2,362
The Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	2,500	2,909
		11,044
Arkansas – 0.1%		
AR Dev Fin Auth, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003D, 5.300%, 7–1–24	555	561
California – 13.8%		
ABAG Fin Auth for Nonprofit Corp, Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8–1–39	1,000	1,122
Arpt Commission, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5–1–39	3,000	3,344
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	2,500	2,615
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11–1–38	2,000	2,203
CA Muni Fin Auth, Cmnty Hosp of Cent CA Obligated Group Cert of Participation, 5.500%, 2–1–39	4,000	3,966
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10–1–29	1,000	1,182
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	2,085	2,218

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rfdg Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2002A, 5.000%, 1–1–22	$1,500	$ 1,568
CA Rural Home Mtg Fin Auth, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 1998B, Class 5, 6.350%, 12–1–29	30	32
CA Statewide Cmnty Dev Auth, Hosp Rev Cert of Participation, Cedars-Sinai Med Ctr, Ser 1992, 6.500%, 8–1–12	1,550	1,586
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	1,750	1,779
6.350%, 7–1–46	1,000	1,033
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10–1–36	750	852
Cnty of Sacramento, 2010 Rfdg Cert of Participation, 5.750%, 2–1–30	2,000	2,104
Delta Cnty Home Mtg Fin Auth, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 1998A, 5.200%, 12–1–14	30	30
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds (Cap Apprec Bonds), Ser 1999, 0.000%, 1–15–17 (A)	7,500	5,261
Golden State Tob Securitization Corp, Tob Settlement Asset-Bkd Bonds, Ser 2003A–1, 6.750%, 6–1–39	2,500	2,897
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8–1–31 (A)	3,315	1,022
0.000%, 8–1–32 (A)	5,000	1,433
0.000%, 8–1–33 (A)	5,000	1,329
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Participation, 6.750%, 11–1–39	2,750	3,040
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5–15–34	3,000	3,273
Redev Agy for the Cnty of Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	1,500	1,588
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9–1–40	1,000	1,016
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A:		
5.500%, 8–1–29	3,755	4,411
5.500%, 8–1–29	45	48
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008, 5.500%, 10–1–28	500	571
Southn CA Pub Power Auth, Multiple Proj Rev Bonds, Ser 1989, 6.750%, 7–1–12	3,455	3,802
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	1,000	1,188
State of CA, Various Purp GO Bonds:		
6.000%, 2–1–15	3,000	3,530
5.250%, 2–1–19	5,000	5,436

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
5.250%, 2–1–19	$2,000	$ 2,175
5.250%, 11–1–21	1,000	1,086
5.000%, 2–1–22	7,000	7,443
5.500%, 4–1–28	2,535	2,952
5.500%, 4–1–28	325	379
5.500%, 4–1–28	135	157
5.500%, 4–1–28	5	5
5.250%, 10–1–29	2,500	2,664
5.750%, 4–1–31	5,000	5,481
6.000%, 3–1–33	1,000	1,129
State of CA, Dept of Water Res, Cent Vly Proj, Water Sys Rev Bonds, Ser X, 5.500%, 12–1–16	10	12
CA Various Purp GO Bonds, 6.000%, 11–1–39	4,500	5,027
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11–1–34	500	551
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G–1, 5.750%, 10–1–30	1,000	1,073
The Metro Water Dist of Southn CA, Water Rev Bonds, 2003 Authorization, Ser B–2, 5.000%, 10–1–27	5,000	5,467
The Regents of the Univ of CA, Hosp Rev Bonds (UCLA Med Ctr), Ser 2004B, 5.500%, 5–15–20	1,500	1,602
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1–1–29	1,000	1,134
		103,816
Colorado – 2.8%		
City and Cnty of Broomfield, CO, Rfdg Cert of Participation, Ser 2010, 5.000%, 12–1–23 (B)	1,565	1,750
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12–1–23	1,845	2,185
7.400%, 12–1–38	1,000	1,189
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	2,500	2,606
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Participation, Ser 2008:		
5.500%, 11–1–27	730	814
5.500%, 11–1–27	270	342
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A, 5.500%, 11–1–29	1,250	1,328
CO Hsng and Fin Auth, Sngl Fam Prog Sr and Sub Bonds, Ser 2001A–2, 6.500%, 8–1–31	270	285
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	2,750	2,791
Joint Sch Dist No. 28J, Adams and Arapahoe Counties, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	2,500	2,946
Regional Trans Dist, Private Activity Bonds (Denver Transit Partners Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	4,250	4,748
		20,984

MUNICIPAL BONDS (Continued)	Principal	Value
Connecticut – 0.8%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6–15–34	$2,500	$ 2,814
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	3,325	3,333
		6,147
District Of Columbia – 1.0%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	2,500	2,728
Metro WA Arpt Auth, Dulles Toll Road, Second Sr Lien, Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (A)	6,500	5,101
		7,829
Florida – 7.4%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	2,500	2,658
Broward Cnty, FL, Passenger Fac Charge/Arpt Sys Rev Convertible Lien Bonds, Arpt Sys Rev Bonds, Ser 2001J–1, 5.750%, 10–1–18	2,870	2,954
Citizens Ppty Insurance Corp, Sr Secured Rev Bonds, Ser 2010A–1, 5.250%, 6–1–17	3,600	3,871
Coral Gables, FL, Hlth Fac Auth, Hosp Rev Bonds (Baptist Hlth South FL Obligated Group), Ser 2004, 5.250%, 8–15–24	5,000	5,815
Greater Orlando Aviation Auth, Arpt Fac Rev Bonds, Ser 2002B, 5.500%, 10–1–17	2,000	2,105
Halifax Hosp Med Ctr (Daytona Beach, FL), Hosp Rev Rfdg and Impvt Bonds, Ser 2006A, 5.250%, 6–1–26	3,000	3,072
Hillsborough Cnty Aviation Auth, FL, Tampa Intl Arpt, Rev Bonds, Ser 2003B, 5.000%, 10–1–20	2,000	2,047
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	3,600	3,800
Hsng Fin Auth of Lee Cnty, FL, Sngl Fam Mtg Rev Bonds, Ser 1999A, Subser 2, 5.000%, 9–1–30	165	166
Miami, FL, Spl Oblig Non-Ad Valorem Rev Rfdg Bonds, Ser 2002A, 5.500%, 9–1–13	2,460	2,623
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2002, 5.750%, 10–1–16	2,000	2,134
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	2,500	2,642
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	2,500	2,640
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	1,500	1,614

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Communities Prog), Ser 2008B, 6.250%, 7–1–26	$2,500	$ 2,911
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B, 5.250%, 10–1–22	5,000	6,041
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C, 6.000%, 10–1–23	2,500	3,039
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7–1–35	2,500	2,866
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4–1–39	1,000	1,052
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmty Proj), Ser 2010A, 5.875%, 8–1–40	2,000	2,070
		56,120
Georgia – 2.9%		
Atlanta Dev Auth Edu Fac, Rev Bonds (Panther Place, LLC Proj), Ser 2009A, 5.000%, 7–1–37	3,500	3,711
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	2,500	2,659
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	1,500	1,549
Hosp Auth of Cobb Cnty, GA, Rev Anticipation Rfdg and Impvt Cert, Ser 2003, 5.250%, 4–1–20	3,000	3,206
Muni Elec Auth of GA, Proj One Spl Oblig Bonds, Fifth Crossover Ser:		
6.400%, 1–1–13	6,925	7,341
6.400%, 1–1–13	860	914
6.400%, 1–1–13	75	76
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 6.000%, 1–1–23	2,100	2,473
		21,929
Guam – 0.4%		
GU Intl Arpt Auth, General Rev Bonds, Ser 2003C, 5.375%, 10–1–20	3,305	3,380
Idaho – 0.3%		
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11–1–37	2,000	2,247
Illinois – 2.2%		
Belleville, IL, Tax Increment Rfdg Rev Bonds (Frank Scott Parkway Redev Proj), Ser 2007A, 5.700%, 5–1–36	1,500	1,277
Cmnty College Dist No. 525 (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008, 5.750%, 6–1–28	1,000	1,144
Collateralized Sngl Fam Mtg Rev Bonds (Chicago), Ser 2002C, 5.600%, 10–1–34	740	750

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	$2,500	$ 2,690
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Obligated Group), Ser 2009A, 7.250%, 11–1–30	2,500	2,917
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.750%, 7–1–33	2,500	2,900
Maywood, GO Corporate Purp Bonds, Ser 2001C, 5.500%, 1–1–21	1,300	1,316
Regional Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Counties, IL, GO Bonds, Ser 2002A, 6.000%, 7–1–24	3,080	3,792
		16,786
Indiana – 2.2%		
IN Hlth and Edu Fac Fin Auth, Hosp Rev Bonds (Cmnty Fndtn of NW IN Obligated Group), Ser 2007, 5.500%, 3–1–37	1,750	1,755
IN State Office Bldg Commission, Capitol Complex Rev Bonds (Senate Avenue Prkg Fac), Ser 1990A, 7.400%, 7–1–15	4,775	5,681
IN State Office Bldg Commission, Capitol Complex Rev Bonds (State Office Bldg I Fac), Ser 1990B, 7.400%, 7–1–15	8,000	9,518
		16,954
Iowa – 0.8%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Increment Rev Bonds, Ser 2008, 5.750%, 6–1–31	1,000	1,063
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8–1–27	2,500	3,002
IA Higher Ed Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9–1–39	2,145	2,221
		6,286
Kansas – 2.0%		
Arkansas City, KS Pub Bldg Commission, Rev Bonds (South Cent KS Regional Med Ctr), Ser 2009, 7.000%, 9–1–38	2,000	2,222
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4–1–32	3,000	3,092
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2001A–1, 6.300%, 12–1–32	265	280
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2002A–5, 5.550%, 12–1–33	1,750	1,839
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2002B–4, 5.900%, 12–1–34	1,015	1,073

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003A–2, 5.650%, 6–1–35	$1,075	$ 1,133
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2004A–4, 5.625%, 6–1–36	465	490
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B-Major Multi-Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (A)	2,500	1,408
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig Rev Rfdg Bonds (Redev Proj Area B), 2nd Lien Ser of 2005, 5.000%, 12–1–20	3,000	3,142
Unif Govt of Wyandotte Cnty/Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12–1–27	660	660
		15,339
Kentucky – 1.3%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	4,500	4,850
6.500%, 3–1–45	2,250	2,438
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A, 6.000%, 7–15–31	2,500	2,604
		9,892
Louisiana – 1.4%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1–1–28	1,000	1,089
LA Local Govt Environmental Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,097
LA Local Govt Environmental Fac and Cmnty Dev Auth, Hosp Rev Bonds (Woman's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	5,500	5,713
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	1,000	1,067
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A–1, 6.000%, 1–1–23	1,500	1,733
		10,699
Maine – 0.2%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A–3, 5.875%, 12–1–39	1,550	1,730
Maryland – 0.7%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,750	1,824
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7–1–40	1,500	1,547

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland (Continued)		
MD Trans Auth, Arpt Prkg Rev Bonds (Baltimore/Washington Intl Arpt Proj), Ser 2002B, 5.375%, 3–1–15	$2,000	$ 2,111
		5,482
Massachusetts – 0.9%		
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	1,000	1,086
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10–15–40	1,000	1,041
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, 5.750%, 7–1–39	1,615	1,704
The Cmnwlth of MA, GO Bonds, Ser 2003D, 5.250%, 10–1–21	2,500	2,819
		6,650
Michigan – 2.5%		
Board of Regents of Eastn MI Univ, General Rev Rfdg Bonds, Ser 2002A, 5.800%, 6–1–13	1,530	1,720
Board of Trustees of Grand Vly, State Univ, General Rev Bonds, Ser 2009, 5.750%, 12–1–34	1,000	1,082
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003 (B), 7.500%, 7–1–33	2,000	2,446
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	4,750	4,930
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.000%, 9–1–29	3,950	4,744
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	2,000	2,076
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I, 6.000%, 10–15–38	2,000	2,258
		19,256
Minnesota – 1.4%		
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Obligated Group Proj), Ser 2006, 5.250%, 5–15–36	2,000	1,937
Minneapolis, Hlth Care Sys Rev Bonds (Fairview Hlth Svcs), Ser 2008A, 6.750%, 11–15–32	1,000	1,144
Minneapolis-St. Paul Metro Arpts Commission, Arpt Rev Bonds, Ser 2001B:		
5.750%, 1–1–13	2,345	2,372
5.750%, 1–1–15	5,000	5,043
		10,496
Missouri – 3.7%		
Belton, MO, Cert of Participation, Ser 2008, 5.125%, 3–1–25	1,000	1,067
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	2,265	2,233

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (Barnes-Jewish, Inc./Christian Hlth Svcs), Ser 1993A, 6.000%, 5–15–11	$3,000	$ 3,086
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	2,500	2,635
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A:		
5.500%, 6–1–34	1,000	1,021
5.750%, 6–1–39	1,000	1,057
Indl Dev Auth of Grundy Cnty, MO, Hlth Fac Rev Bonds (Wright Mem Hosp), Ser 2009, 6.750%, 9–1–34	1,000	1,044
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	2,300	2,342
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Independence, MO-Events Ctr Proj), Ser 2009A, 6.625%, 4–1–33	2,000	2,128
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Independence, MO-Events Ctr Proj), Ser 2009F, 6.250%, 4–1–38	2,000	2,076
NW MO State Univ, Hsng Sys Rev Bonds, Ser 2003, 5.500%, 6–1–19	2,650	2,862
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Participation, Ser 2009, 6.750%, 6–15–35	2,500	2,643
St. Louis Muni Fin Corp, Compound Interest Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A, 0.000%, 7–15–36 (A)	2,250	498
St. Louis, MO, Arpt Rev Rfdg Bonds (Lambert-St.Louis Intl Arpt), Ser 2003A, 5.250%, 7–1–18	1,000	1,072
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Project Sugar), Ser 2010-C, 6.000%, 9–1–24	2,000	2,069
		27,833
Nebraska – 0.1%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bds (Immanuel Oblig Grp), Ser 2010, 5.625%, 1–1–40	1,000	1,041
Nevada – 0.9%		
Las Vegas Redev Agy, NV, Tax Increment Rev Bonds, Ser 2009A, 8.000%, 6–15–30	3,000	3,545
NV Hsng Division, Sngl Fam Mtg Bonds, Ser 1998A–1 Mezzanine Bonds, 5.350%, 4–1–16	185	185
Overton Power Dist No. 5, Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–25	1,715	2,088
Redev Agy of Mesquite, NV, Tax Increment Rev Bonds, Ser 2009, 7.375%, 6–1–24	1,000	1,048
		6,866
New Hampshire – 1.0%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10–1–39	$1,500	$ 1,564
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRGHlthcare Issue, Ser 2009, 7.000%, 4–1–38	2,250	2,676
NH Hlth and Edu Fac Auth, Hosp Rev Bonds, Catholic Med Ctr Issue, Ser 2002A:		
6.125%, 7–1–32	1,755	1,939
6.125%, 7–1–32	245	250
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2006A, 5.650%, 1–1–36	1,215	1,288
		7,717
New Jersey – 1.7%		
Casino Reinvestment Dev Auth, Hotel Room Fee Rev Bonds, Ser 2004, 5.250%, 1–1–23	1,350	1,398
Cnty of Hudson, NJ, Rfdg Cert of Participation, Ser 2002, 6.000%, 12–1–10	2,110	2,125
Newark, NJ GO Sch Purp Rfdg Bonds, Ser 2002, 5.375%, 12–15–13	2,000	2,194
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2004I, 5.250%, 9–1–24	2,250	2,630
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	1,000	1,181
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	1,500	1,628
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12–15–40 (A)	10,000	1,822
		12,978
New Mexico – 1.2%		
Albuquerque, NM, Arpt Rfdg Rev Bonds, Ser 2001, 5.375%, 7–1–15	3,365	3,440
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D, 6.000%, 1–1–37	1,560	1,697
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D–2, 5.250%, 7–1–30	3,000	3,165
San Juan Cnty, NM, Gross Receipts Tax Rev Bonds, Sub Ser 2001B, 5.750%, 9–15–21	1,000	1,062
		9,364
New York – 5.4%		
Dormitory Auth, City Univ Sys, Consolidated Fourth General Resolution Rev Bonds, Ser 2001A, 5.500%, 7–1–17	2,000	2,077
Dormitory Auth, State Univ Edu Fac, Rev Bonds, Ser 1990B, 7.500%, 5–15–11	590	614
Long Island Power Auth, Elec Sys General Rev Bonds, Ser 2009A, 6.250%, 4–1–33	1,000	1,173

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (A)	$2,675	$ 1,359
0.000%, 3–1–26 (A)	2,685	1,287
0.000%, 3–1–27 (A)	2,500	1,128
NYC, GO Bonds, Ser 2002C, 5.500%, 3–15–15	2,000	2,147
NYC, GO Bonds, Ser 2003A, 5.750%, 8–1–14	2,000	2,177
NYC, GO Bonds, Ser 2003J, 5.500%, 6–1–19	3,990	4,503
NYC, GO Bonds, Ser 2004D, 5.250%, 10–15–21	6,110	6,686
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Twenty-Sixth Ser, 5.500%, 11–15–13	2,000	2,167
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Twenty-Seventh Ser, 5.500%, 12–15–14	3,000	3,262
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser, 5.750%, 11–1–30	4,490	5,033
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	900	913
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	4,000	4,032
Tob Settlement Fin Corp, Asset-Bkd Rev Bonds (State Contingency Contract Secured), Ser 2003B–1C, 5.500%, 6–1–21	2,000	2,180
		40,738
North Carolina – 1.2%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2003C, 5.500%, 1–1–14	3,000	3,384
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1–1–24	1,000	1,230
NC Med Care Commission, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E–2, 6.000%, 12–1–36	2,495	2,771
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1–1–37 (A)	3,000	719
5.750%, 1–1–39	1,000	1,082
		9,186
Ohio – 1.4%		
Cnty of Cuyahoga, OH, Rev Bonds (Cleveland Clinic Hlth Sys Obligated Group), Ser 2003A, 6.000%, 1–1–21	1,000	1,118
Cnty of Lorain, OH, Hosp Fac Rev Rfdg and Impvt Bonds (Catholic Hlthcare Partn), Ser 2001A, 5.625%, 10–1–17	1,000	1,035
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	1,000	1,163
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	2,000	2,190

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	$1,000	$ 1,030
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Obligated Group), Ser 2008A, 5.250%, 1–1–33	2,000	2,139
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J, 6.200%, 9–1–33	1,450	1,548
		10,223
Oklahoma – 0.6%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	1,500	1,605
OK City Arpt Trust, Jr Lien, Twenty-Seventh Ser B, 5.750%, 7–1–16	1,490	1,494
OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1–1–28	1,000	1,133
		4,232
Pennsylvania – 5.6%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	1,000	1,158
Dauphin Cnty General Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6–1–29	2,000	2,162
6.000%, 6–1–36	3,000	3,202
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	3,500	3,641
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8–1–35	750	777
PA Higher Edu Fac Auth (Cmnwlth of PA), Hlth Svcs Rev Bonds (Allegheny Delaware Vly Obligated Group Proj), Ser A, 5.700%, 11–15–11	2,500	2,512
PA Indl Dev Auth, Econ Dev Rev Bonds, Ser 2002:		
5.500%, 7–1–14	1,930	2,074
5.500%, 7–1–14	70	77
PA Tpk Commission, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6–1–33 (A)	4,000	3,298
PA Tpk Commission, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	2,750	2,971
PA Tpk Commission, Tpk Subordinate Rev Bonds, Sub Ser 2010 B-2, 0.000%, 12–1–28 (A)	8,500	6,730
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A, 5.250%, 12–15–24	10,750	11,878
Susquehanna Area Regional Arpt Auth, Arpt Sys Rev Bonds, Ser 2003A, 5.500%, 1–1–19	2,120	2,114
		42,594
Puerto Rico – 2.8%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2004A, 5.250%, 7–1–21	5,740	5,953

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	$1,250	$ 1,377
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7–1–28	1,000	1,071
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	4,500	5,014
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 0.000%, 8–1–32 (A)	5,000	4,307
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (A)	4,500	3,184
		20,906
Rhode Island – 0.5%		
RI Hlth and Edu Bldg Corp, Hosp Fin Rev Bonds, Lifespan Obligated Group Issue, Ser 2009A, 6.250%, 5–15–30	1,590	1,803
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2009A, 6.250%, 12–1–27	1,500	1,621
		3,424
South Carolina – 0.6%		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A, 6.500%, 4–1–42	4,015	4,281
South Dakota – 0.3%		
SD Hlth and Edu Fac Auth (Huron Regional Med Ctr Issue), Rev Bonds, Ser 1994, 7.300%, 4–1–16	2,000	2,206
Tennessee – 1.2%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7–1–25	750	824
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38	2,500	2,728
The Hlth and Edu Fac Board of Johnson City, TN, Hosp First Mtg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36	3,000	3,039
The Memphis and Shelby Cnty Sports Auth, Inc., Rev Bonds (Memphis Arena Proj), Ser 2002A, 5.500%, 11–1–13	2,000	2,207
		8,798
Texas – 11.6%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008, 5.500%, 8–15–27	2,000	2,285
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	3,000	3,140
Cap Area Cultural Ed Fac Fin Corp, Rev Bds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	1,000	1,047

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Cass Cnty Indl Dev Corp, Envirnmt Impvt, Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	$2,500	$ 3,414
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Impvt and Rfdg Bonds, Ser 2001A, 5.875%, 11–1–17	1,280	1,336
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Bonds, Ser 2003A, 5.500%, 11–1–19	5,000	5,346
Dallas Independent Sch Dist (Dallas Cnty, TX) Unlimited Tax Sch Bldg Bonds, Ser 2008, 6.375%, 2–15–34	2,500	3,039
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8–15–38	2,500	2,983
Goose Creek Consolidated Independent Sch Dist, Unlimited Tax Rfdg and Sch Bonds, Ser 2002, 5.750%, 2–15–17	980	1,051
Harris Cnty Hlth Fac Dev Corp, Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12–1–27	2,500	2,886
Harris Cnty Hlth Fac Dev Corp, Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11–15–26	2,500	2,663
Harris Cnty-Houston Sports Auth, Sr Lien Rev Bonds, Ser 2001G, 5.750%, 11–15–15	1,500	1,529
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
5.750%, 2–15–28	1,000	959
6.000%, 2–15–33	500	480
Lancaster Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2004, 5.750%, 2–15–30	6,000	6,968
Lower CO River Auth, Rfdg Rev Bonds, Ser 2008A, 6.250%, 5–15–28	2,500	2,882
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	4,500	4,617
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (A)	25,000	9,173
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Schs), Ser 2009A, 6.500%, 8–15–39	1,000	1,055
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	4,000	3,989
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	3,000	2,824
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	1,500	1,727
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	2,000	2,176

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infrastructure Group LLC IH–635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–33	$2,250	$ 2,573
7.000%, 6–30–40	4,000	4,368
TX Pub Fin Auth Charter Sch Fin Corp, Ed Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A,		
6.200%, 2–15–40	2,500	2,602
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A,		
0.000%, 8–15–26 (A)	24,500	10,987
		88,099
Vermont – 0.2%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27,		
5.500%, 11–1–37	1,375	1,419
Virgin Islands – 0.2%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Diageo Proj), Ser 2009A,		
6.750%, 10–1–37	1,000	1,144
Virginia – 1.5%		
Indl Dev Auth of Roanoke, VA, Hosp Rev Bonds (Carilion Hlth Sys Obligated Group), Ser 2002A:		
5.750%, 7–1–14	2,225	2,395
5.500%, 7–1–17	2,000	2,108
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C,		
7.500%, 7–1–29	2,500	2,905
Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B,		
6.000%, 7–1–27	1,605	1,906
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E,		
6.375%, 1–1–36	2,075	2,273
		11,587
Washington – 2.9%		
Port of Seattle, Rev Bonds, Series 2001B,		
5.625%, 4–1–16	1,000	1,037
Spokane Pub Fac Dist, Regional Proj, Spokane Pub Fac Dist, Hotel/Motel Tax and Sales/Use Tax Bonds, Ser 2003,		
5.750%, 12–1–19	1,665	1,834
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009,		
7.000%, 7–1–39	1,000	1,093
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008,		
7.125%, 3–1–29	2,500	2,804
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svcs), Ser 2009A,		
6.500%, 11–15–33	1,500	1,609
WA Hlth Care Fac Auth, Rev Bonds (VA Mason Med Ctrs), Ser 2007C,		
5.500%, 8–15–36	2,910	2,946
WA Pub Power Supply Sys, Nuclear Proj No. 1, Rfdg Rev Bonds, Ser 1989B,		
7.125%, 7–1–16	8,200	10,504
		21,827

MUNICIPAL BONDS (Continued)	Principal	Value
West Virginia – 0.5%		
WA Infrastructure GO Bonds, Ser 1999A,		
0.000%, 11–1–13 (A)	$4,000	$ 3,781
Wisconsin – 0.7%		
WI General Fund Annual Appropriation Bonds, Ser 2009A,		
5.750%, 5–1–33	1,000	1,131
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A,		
5.625%, 4–15–39	1,500	1,575
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Obligated Group), Ser 2009,		
6.625%, 2–15–39	2,000	2,221
		4,927
Wyoming – 0.2%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004,		
5.750%, 6–1–34	675	640
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A,		
5.500%, 1–1–28	1,000	1,107
		1,747
TOTAL MUNICIPAL BONDS – 93.6%		**$708,561**
(Cost: $646,914)		
SHORT-TERM SECURITIES		
Commercial Paper (C) – 2.7%		
Clorox Co.:		
0.370%, 10–21–10	4,000	3,999
0.340%, 11–4–10	4,160	4,158
CVS Caremark Corporation,		
0.270%, 10–4–10	6,000	6,000
General Mills, Inc.,		
0.290%, 10–18–10	3,000	3,000
Sonoco Products Co.,		
0.000%, 10–1–10	3,040	3,040
		20,197
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.150%, 10–1–10 (D)	2,315	2,315
Municipal Obligations – 2.2%		
Castle Rock, CO, Var Rate Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.),		
0.300%, 10–1–10 (D)	7,865	7,865
Elmurst, IL, Adj Demand Rev Bonds, Joint Commission on Accreditation of Hlthcare Organizations, Ser 1988 (JPMorgan Chase Bank, N.A.),		
0.270%, 10–1–10 (D)	1,290	1,290
LA Pub Fac Auth, Var Rate Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)),		
0.500%, 10–1–10 (D)	2,650	2,650

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2010

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Parish of St. Bernard, LA, Exempt Fac Var Rate Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation), 0.250%, 10–1–10 (D)	$5,000	$ 5,000
		16,805
TOTAL SHORT-TERM SECURITIES – 5.2%		**$ 39,317**
(Cost: $39,317)		
TOTAL INVESTMENT SECURITIES – 98.8%		**$747,878**
(Cost: $686,231)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		**9,334**
NET ASSETS – 100.0%		**$757,212**

Notes to Schedule of Investments

(A)Zero coupon bond.

(B)Purchased on a when-issued basis with settlement subsequent to September 30, 2010.

(C)Rate shown is the yield to maturity at September 30, 2010.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Municipal High Income Fund



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Waddell & Reed Advisors Municipal High Income Fund, discusses the Fund's positioning, performance and results for the fiscal year ended September 30, 2010. He has managed the Fund for two years and he has 12 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2010

Municipal High Income Fund (Class A shares at net asset value)	9.49%
Benchmark(s) and/or Lipper Category	
Barclay's Capital Municipal High Yield Index (generally reflects the performance of securities representing the high-yield municipal bond market)	12.13%
Barclay's Capital Municipal Bond Index (generally reflects the performance of securities representing the high-grade municipal bond market)	5.80%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.91%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Please note that in October 2009, the Fund's benchmark index was changed to the Barclays Capital Municipal High Yield Index. The Fund typically invests in bonds rated in the lower tier of investment grade or lower, in pursuit of higher yields. We believe this new index is more representative of the types of securities in which the Fund invests. For comparison purposes, both indexes are included in this year's report.

Waddell & Reed Advisors Municipal High Income Fund performed well versus its Lipper category during the year ended September 30, 2010 (before the effects of sales charges). The Fund's underperformance relative to the Barclays High Yield Municipal Bond Index can be traced to its underweighting of Corporate Industrial Development Revenue bonds (31.25 percent for the Index versus 5.42 percent in the fund). This sector was one of the top-performing sectors for the year with a total return of 12.85 percent.

Historically large amounts of cash flowing into the municipal bond sector, along with attractive yields, resulted in strong demand from retail and traditional municipal buyers. These buyers, along with very little supply, allowed municipals, particularly high-yield municipals, to outperform most other asset classes.

Legislative spending, lack of supply, risk aversion drive flows

As we moved into 2010, buyers, excited by attractive yields, allocated large amounts of cash into the municipal bond sector.

Although government spending increased by record amounts and many investors are concerned about future inflation, there continues to be strong demand for municipal debt. We believe the strong bid can be traced to three factors. First, with the enormous legislative spending initiatives before Congress, including the passage of the health care bill, it is only a matter of time before investors see significant increases in their tax burdens. Investors are shifting significant amounts of their net worth into tax-sheltered investments. The second economic factor for the continued strong bid was a lack of supply. Many investors were concerned about the level of new issuance in 2010. With most state budgets strained, many investors figured 2010 would be a record year for issuance; however, most of the new state borrowing has come in the form of taxable debt. The Obama administration and Congress, through Build America Bonds, has helped states lower their cost of borrowing through accessing the taxable market. In turn, this has resulted in a very large reduction in tax-exempt issuance. Lastly, as the economic picture continues to look bleak, investors have aggressively sought out income products with attractive yields. Going forward, we expect Build America Bonds to continue as the preferred source of borrowing for states in the short term. We think this should bode well for the total return prospects in the high yield municipal market.

Careful credit selection, greater exposure to higher-yielding sectors

While duration management is important for a bond fund, credit selection is paramount when investing in high-yield municipal bonds. Since our last annual report to you, we have been very active buyers in the new-issue, high-yield market. We also increased exposure in what are typically the higher-yielding sectors. We have been and will continue to be less defensive in the short term as opportunities present themselves.

Spreads should tighten, outlook brighten

During the year covered by this report, cash flows into the high yield municipal bond sector continued at a solid pace. With the supply of new bond issuance continuing to be minimal and the talk on Capitol Hill about increasing individual income tax rates, we are very comfortable with the continued positive outlook for the high yield sector. With spreads in the lower-to-medium grade attractive on a historical basis, we continue to believe spreads will tighten and liquidity will improve in the market. We will continue to look for opportunities in the high yield sector while always making sure to have ample liquidity. We will stay fully invested and continue to stay broadly diversified across municipal sectors and geographic regions.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal High Income Fund.

Municipal High Income Fund

Asset Allocation

Bonds	**95.1%**
Municipal Bonds	95.1%
Cash and Cash Equivalents	**4.9%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	30/113	27
3 Year	9/100	9
5 Year	4/75	6
10 Year	7/62	12

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**46.8%**
AAA	1.4%
AA	0.4%
A	16.1%
BBB	28.9%
Non-Investment Grade	**48.3%**
BB	1.9%
B	2.9%
CCC	1.2%
Below CCC	0.4%
Non-rated	41.9%
Cash and Cash Equivalents	**4.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Municipal High Income Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Municipal High Income Fund, Class A Shares(1) $16,082
Barclays Capital Municipal High Yield Index $17,139
Barclays Capital Municipal Bond Index $17,466
Lipper High Yield Municipal Debt Funds Universe Average $15,396
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C
1-year period ended 9-30-10	4.84%	4.51%	8.56%
5-year period ended 9-30-10	3.93%	3.77%	3.92%
10-year period ended 9-30-10	4.87%	4.42%	4.41%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.)

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Municipal High Income Fund
(UNAUDITED)

For the Six Months Ended September 30, 2010	Beginning Account Value 3-31-10	Ending Account Value 9-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,069.10	0.87%	$4.55
Class B	$1,000	$1,064.40	1.78%	$9.19
Class C	$1,000	$1,064.70	1.72%	$8.88
Based on 5% Return[2]				
Class A	$1,000	$1,020.69	0.87%	$4.45
Class B	$1,000	$1,016.14	1.78%	$8.97
Class C	$1,000	$1,016.43	1.72%	$8.67

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS	Principal	Value
Alabama – 0.2%		
Butler Cnty Indl Dev Auth, Environmental Impvt Rev Bonds, 2008 Ser A, 7.000%, 9–1–32	$1,000	$ 1,090
Arizona – 1.9%		
The Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	8,500	9,892
The Indl Dev Auth of the Cnty of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,500	1,486
The Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	1,380	1,316
		12,694
Arkansas – 0.2%		
Pub Fac Brd of Benton Cnty, AR, Charter Sch Lease Rev Bonds (BCCSO Proj), Ser 2010A, 6.000%, 6–1–40	1,000	1,036
California – 6.5%		
Anaheim Cmnty Facs Dist No. 08-1 (Platinum Triangle), Spl Tax Bonds, Ser 2010, 6.250%, 9–1–40	1,000	1,008
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,000	900
CA Muni Fin Auth, Edu Fac Rev Bonds (King/ Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	4,000	4,750
CA Pollutn Ctl Fin Auth, Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2003A, 5.000%, 11–1–38	3,000	3,200
CA Statewide Cmnty Dev Auth, Rev Bonds (Methodist Hosp of Southn CA Proj), Ser 2009, 6.625%, 8–1–29	2,500	2,925
CA Statewide Cmnty Dev Auth, Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	1,350	1,487
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	2,000	2,033
6.350%, 7–1–46	1,750	1,808
Cert of Participation, Oro Grande Elementary Sch Dist, Ser 2010, 6.125%, 9–15–40	5,000	5,217
Cmnty Fac Dist No. 15 (Mission Ranch) of Riverside Un Sch Dist, Spl Tax Bonds (Impvt Area No. 3), Ser 2009A, 6.750%, 9–1–39	1,000	1,030
Cmnty Fac Dist No. 2009-1 of Chino, 2010 Spl Tax Bonds, 6.750%, 9–1–40	1,300	1,340
Golden State Tob Sec Corp, Tob Settlement Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	5,000	3,423

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Lompoc Redev Agy (Santa Barbara Cnty, CA), Old Town Lompoc Redev Proj, Tax Alloc Bonds, Ser 2010, 6.000%, 9–1–39	$2,540	$ 2,593
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Participation:		
6.625%, 11–1–29	1,800	1,989
6.750%, 11–1–39	900	995
Redev Agy for the Cnty of Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	2,500	2,647
Redev Agy of Hollister, Cmnty Dev Proj Tax Alloc Bonds (Cnty of San Benito, CA), Ser 2009:		
6.750%, 10–1–24	380	432
6.500%, 10–1–26	380	420
6.625%, 10–1–27	330	367
6.750%, 10–1–28	430	480
6.750%, 10–1–29	400	444
7.000%, 10–1–32	1,000	1,118
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8–1–28	1,000	1,143
8.000%, 8–1–38	1,400	1,600
CA Various Purp GO Bonds, 6.000%, 11–1–39	1,000	1,117
		44,466
Colorado – 6.8%		
Church Ranch Metro Dist, Westminster, CO, GO Ltd Tax Bonds, Ser 2003, 6.000%, 12–1–33	1,000	884
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12–1–38	1,200	1,403
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	2,700	3,211
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	4,000	4,706
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	5,975	6,227
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty Proj), Ser 2006A, 5.750%, 1–1–37	3,000	2,729
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2009A, 8.250%, 1–1–24	875	941
CO Hlth Fac Auth (Christian Living Cmnty – Clermont Park Proj), Rev Bonds, Ser 2009A, 9.000%, 1–1–34	750	808
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	4,000	4,083
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax General Oblig Bonds, Ser 2007, 5.500%, 12–15–37	4,900	3,956

Municipal High Income Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Pine Bluffs Metro Dist, Douglas Cnty CO, GO Ltd Tax Bonds, Ser 2004, 7.250%, 12–1–24 (A)	$3,325	$ 1,834
Red Sky Ranch Metro Dist, Eagle Cnty, CO, GO Bonds, Ser 2003, 6.050%, 12–1–33	1,245	1,261
Regional Trans Dist, Private Activity Bonds (Denver Transit Partners Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,352
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	1,100	892
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	3,500	2,908
Tallyn's Reach Metro Dist No. 3, Ltd Tax General Oblig Bonds, Ser 2004, 6.750%, 12–1–33	1,000	1,050
Valagua Metro Dist, Eagle Cnty, CO, GO Ltd Tax Bonds, Ser 2008, 7.750%, 12–1–37	3,000	2,789
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	3,500	3,516
		46,550
Connecticut – 1.5%		
CT Dev Auth, Pollutn Ctl Rev Rfdg Bonds (The CT Light and Power Co Proj), Ser 1993B, 5.950%, 9–1–28	2,500	2,526
Harbor Point Infrastructure Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	7,000	7,537
		10,063
Florida – 1.4%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	2,250	2,371
6.750%, 11–1–39	2,250	2,393
FL Dev Fin Corp, Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10–1–38	2,000	2,127
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	2,300	2,993
		9,884
Georgia – 1.0%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	2,000	2,065
Dev Auth of Clayton Cnty, GA, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2009A, 8.750%, 6–1–29	1,000	1,139
Muni Elec Auth of GA, Combined Cycle Proj Rev Bonds, Ser 2010A, 5.000%, 11–1–24	1,000	1,119

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia (Continued)		
Savannah Econ Dev Auth, First Mtg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2003A:		
7.400%, 1–1–24	$660	$ 671
7.400%, 1–1–34	1,725	1,728
		6,722
Guam – 0.8%		
Govt of GU, GO Bonds, Ser 1993A, 5.400%, 11–15–18	2,735	2,735
Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11–15–39	2,700	3,051
		5,786
Hawaii – 0.2%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 8.750%, 11–15–29	400	469
Dept of Budget and Fin of the State of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 9.000%, 11–15–44	1,000	1,160
		1,629
Illinois – 6.4%		
Belleville, IL, Tax Increment Rfdg Rev Bonds (Frank Scott Parkway Redev Proj), Ser 2007A:		
5.000%, 5–1–26	4,355	3,628
5.700%, 5–1–36	2,500	2,128
Fairview Heights, IL, Tax Increment Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	3,280	3,477
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	5,800	6,520
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11–1–39	2,750	3,016
IL Hlth Fac Auth (Villa St. Benedict Proj), Ser 2003A-1, 6.900%, 11–15–33 (A)	2,600	780
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	2,500	2,836
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe) Tax Bonds, Ser 2009, 7.875%, 3–1–32	3,500	3,674
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Ad Valorem Tax Bonds, Ser 2010, 7.500%, 3–1–32	2,000	2,049
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Collinsville Ltd Incremental Sales Tax Proj), Ser 2007, 5.350%, 3–1–31	1,250	976
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	5,500	5,731
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	1,495	1,599

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12–1–36	$2,675	$ 2,074
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (B)	7,385	5,584
		44,072
Indiana – 2.5%		
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	2,000	2,088
Hendricks Cnty, IN Redev Dist, Tax Increment Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	1,500	1,586
IN Fin Auth, Edu Fac Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	1,400	1,732
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	2,000	2,161
Westfield Redev Dist, Tax Increment Rev Bonds of 2009, 6.500%, 2–1–30	2,000	2,089
Whitestown, IN, Econ Dev Tax Increment Rev Bonds (Perry Industrial Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	4,500	4,614
Whiting, IN, Redev Dist Tax Increment Rev Bonds of 2010 (Lakefront Dev Proj), 6.750%, 1–15–32	3,000	3,066
		17,336
Iowa – 1.9%		
Cedar Rapids, IA, First Mtg Rev Bonds (Cottage Grove Place Proj), Ser 1998-A, 5.875%, 7–1–28	5,000	3,576
Cedar Rapids, IA, First Mtg Rev Bonds (Cottage Grove Place Proj), Ser 2004, 6.500%, 7–1–33	4,295	3,964
Coralville, IA (Coralville Marriott Hotel and Convention Ctr), Cert of Participation in Base Lease Payments, Ser 2006D, 5.250%, 6–1–26	1,200	1,268
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	4,500	4,406
		13,214
Kansas – 3.0%		
Arkansas City, KS Pub Bldg Commission, Rev Bonds (South Cent KS Regional Med Ctr), Ser 2009, 7.000%, 9–1–38	3,300	3,667
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9–1–30	2,920	2,933
Cert of Participation in Rental Payments for Spring Hill Golf Corp, Ser 1998A:		
5.750%, 1–15–06 (A)	75	17
6.250%, 1–15–13 (A)	270	59
6.375%, 1–15–20 (A)	325	72
6.500%, 1–15–28 (A)	4,470	983
Lenexa, KS, Spl Oblig Tax Increment Rev Bonds (City Ctr East Proj I), Ser 2007, 6.000%, 4–1–27	4,920	4,106

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Olathe, KS, Spl Oblig Tax Increment Rev Bonds (West Vlg Ctr Proj), Ser 2007:		
5.450%, 9–1–22	$1,655	$ 1,127
5.500%, 9–1–26	1,000	677
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	3,750	3,504
Olathe, KS, Trans Dev Dist Sales Tax Rev Bonds (The Olathe Gateway TDD No. 1a Proj), Ser 2006:		
5.000%, 12–1–16	1,325	684
5.000%, 12–1–28	1,850	942
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B – Major Multi-Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (B)	1,000	563
Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006, 6.200%, 9–1–26	1,000	980
		20,314
Kentucky – 0.7%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	2,000	2,156
6.500%, 3–1–45	2,500	2,708
		4,864
Louisiana – 0.9%		
LA Local Govt Environmental Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,097
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	4,600	4,907
		6,004
Maryland – 0.8%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,250	1,303
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	3,000	3,102
MD Hlth and Higher Ed Fac Auth, Rev Bonds, Doctors Cmnty Hosp, Ser 2010, 5.750%, 7–1–38	1,000	992
		5,397
Massachusetts – 0.9%		
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009A, 7.875%, 6–1–44	1,100	1,177
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009C-2, 6.250%, 6–1–14	2,655	2,658
MA Indl Fin Agy, Res Recovery Rev Rfdg Bonds (Ogden Haverhill Proj), Ser 1998A Bonds, 5.600%, 12–1–19	2,500	2,515
		6,350

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan – 4.0%		
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2001(C-1), 7.000%, 7–1–27	$3,000	$ 3,604
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B), 7.500%, 7–1–33	3,500	4,280
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	1,650	1,738
T7.500%, 7–1–39	1,500	1,579
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Oblig Group), Ser 2007A, 4.875%, 8–15–27	500	397
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Obligated Group), Ser 1998A, 5.750%, 9–1–17	1,500	1,500
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45	1,000	1,014
MI Fin Auth, State Aid Rev Notes (Sch Dist of Detroit), Ser 2010E, 4.750%, 8–22–11	2,000	2,014
MI Pub Edu Fac Auth, Ltd Oblig Rev Bonds (MI Technical Academy Proj), Ser 2006:		
6.375%, 2–1–26	1,000	988
6.500%, 2–1–36	1,000	964
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.250%, 9–1–39	5,000	6,071
The Econ Dev Corp of Dearborn, MI, Ltd Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11–15–18	1,090	1,092
7.000%, 11–15–38	2,250	2,183
		27,424
Minnesota – 0.5%		
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Obligated Group Proj), Ser 2006, 5.250%, 5–15–36	3,500	3,390
Missouri – 13.6%		
Arnold, MO, Real Ppty Tax Increments Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	3,500	3,873
Arnold, MO, Sales Tax Increment Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B, 8.000%, 5–1–28	2,000	2,123
Ballwin, MO, Tax Increment Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A, 6.250%, 10–1–17	2,200	2,169
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	2,610	2,584
6.250%, 3–1–24	1,000	986

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Broadway–Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12–1–31	$ 675	$ 463
6.125%, 12–1–36	675	462
Chillicothe, MO, Tax Increment Rev Bonds (South U.S. 65 Proj), Ser 2006:		
5.625%, 4–1–24	860	786
5.625%, 4–1–27	1,500	1,342
Crossings Cmnty Impvt Dist, Rev Bonds (Wildwood, MO), Ser 2006, 5.000%, 3–1–26	2,000	1,889
Des Peres, MO, Tax Increment Rfdg Rev Bonds (West Cnty Ctr Proj), Ser 2002A, 5.750%, 4–15–20	4,000	3,852
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	500	403
5.400%, 10–1–26	760	571
5.500%, 10–1–31	1,500	1,081
5.550%, 10–1–36	400	280
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	2,500	2,545
Jennings, MO, Tax Increment and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,600	2,395
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, 7.000%, 4–1–28	5,700	5,683
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	3,000	3,071
Liberty, MO, Tax Increment Rev Bonds (Liberty Triangle Proj), Ser 2004, 5.750%, 9–1–24	650	599
M150 and 135th Street Trans Dev Dist, Trans Sales Tax Rev Bonds (State Line Station Proj-Kansas City), Ser 2004, 6.000%, 10–1–34	2,700	2,697
Manchester, MO, Tax Increment and Trans Rfdg Rev Bonds (Highway 141/Manchester Road Proj), Ser 2010, 6.875%, 11–1–39	5,000	5,123
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Branson Landing Proj), Ser 2004A:		
5.500%, 12–1–24	2,000	2,056
5.625%, 12–1–28	1,000	1,023
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6–1–20	1,000	1,097
MO Dev Fin Board, Infrastructure Fac Rev Bonds (St. Joseph, MO – Triumph Foods, LLC Proj), Ser 2004A, 6.000%, 3–1–15	1,000	1,049
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	3,500	3,297

Municipal High Income Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
St. Louis Muni Fin Corp, Compound Interest Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A:		
0.000%, 7–15–36 (B)	$1,500	$ 332
0.000%, 7–15–37 (B)	2,500	518
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infrastructure Impvt Proj), Ser 2007, 5.750%, 4–1–27	1,250	1,033
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	1,710	1,591
The Indl Dev Auth of Branson, MO, Tax Increment Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A, 5.950%, 11–1–29	3,000	2,680
The Indl Dev Auth of Bridgeton, MO, Sales Tax Revenue Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35	2,500	1,858
The Indl Dev Auth of Grandview, MO, Tax Increment Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12–1–28	1,000	390
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	5,000	4,941
6.500%, 1–1–35	3,900	3,682
The Indl Dev Auth of Lee's Summit, MO, Infrastructure Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,185	1,007
The Indl Dev Auth of Lee's Summit, MO, Sr Living Fac Rev Bonds (John Knox Vlg Oblig Group), Ser 2007A, 5.125%, 8–15–32	3,700	3,427
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Project Sugar), Ser 2010-C, 6.000%, 9–1–24	4,000	4,139
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	3,000	3,000
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	4,000	3,823
The Indl Dev Auth of St. Louis, MO, Tax Increment and Cmnty Impvt Dist Rfdg Rev Bonds (Loughborough Commons Redev Proj), Ser 2007, 5.750%, 11–1–27	1,500	1,435
The Indl Dev Auth of the City of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010C-2, 7.000%, 11–15–15	2,500	2,536
Univ Place Trans Dev Dist (St. Louis Cnty, MO), Sub Trans Sales Tax and Spl Assmt Rev Bonds, Ser 2009, 7.500%, 4–1–32	3,500	4,023
		93,914
Nevada – 2.4%		
Clark Cnty, NV, Spl Impvt Dist No. 142 (Mountain's Edge), Local Impvt Bonds, Ser 2003:		
5.800%, 8–1–15	$1,870	$ 1,893
6.100%, 8–1–18	1,405	1,408
6.375%, 8–1–23	2,380	2,359
Las Vegas Redev Agy, NV, Tax Increment Rev Bonds, Ser 2009A, 8.000%, 6–15–30	6,000	7,088
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	3,000	3,592
		16,340
New Hampshire – 1.1%		
Business Fin Auth of the State of NH, Pollutn Ctl Rfdg Rev Bonds (The Utd Illuminating Co Proj), Ser 1997A, 7.125%, 7–1–27	5,000	5,324
Lisbon Regional Sch Dist, NH, GO Cap Apprec Sch Bonds, 0.000%, 2–1–13 (B)	320	317
Strafford Cnty, NH, GO Rev Anticipation Notes 2010, 5.500%, 2–18–11	1,780	1,780
		7,421
New Jersey – 2.1%		
NJ Econ Dev Auth, Econ Dev Bonds, Kapkowski Road Landfill Reclamation Impvt Dist Proj (Elizabeth, NJ), Ser 1998A, 5.500%, 4–1–12	3,005	3,060
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 6.250%, 9–15–19	5,500	5,444
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	2,500	2,952
Tob Settlement Fin Corp, Tob Settlement Asset-Bkd Bonds, Ser 2007-1A, 5.000%, 6–1–41	3,760	2,604
		14,060
New York – 3.8%		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A, 6.700%, 1–1–43	5,000	5,065
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005:		
7.500%, 8–1–16	2,500	2,598
7.750%, 8–1–31	3,500	3,704
Suffolk Cnty Indl Dev Agy, Assisted Living Fac Rev Bonds (Medford Hamlet Assisted Living Proj), Ser 2005, 6.375%, 1–1–39	2,000	1,657
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A:		
7.250%, 1–1–20	2,200	2,231
7.250%, 1–1–30	1,000	1,004

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	$6,200	$ 6,250
Suffolk Cnty Indl Dev Agy, Continuing Care Ret Cmnty, Rev Bonds (Peconic Landing at Southold, Inc. Proj), Ser 2000A, 8.000%, 10–1–20	1,800	1,838
Yonkers Indl Dev Agy, Civic Fac Rev Bonds (St. John's Riverside Hosp Proj), Ser 2001B, 7.125%, 7–1–31	1,455	1,458
		25,805
North Carolina – 0.3%		
NC Med Care Commission, Hlth Care Fac First Mtg Rev Bonds (Pennybyrn at Maryfield Proj), Ser 2005A, 5.650%, 10–1–25	2,000	1,730
Ohio – 3.0%		
Buckeye Tob Settlement Fin Auth, Tob Settlement Asset–Bkd Bonds, Ser 2007A-2, 5.750%, 6–1–34	2,000	1,530
Buckeye Tob Settlement Fin Auth, Tob Settlement Asset-Bkd Bonds, Ser 2007, 6.500%, 6–1–47	4,850	3,897
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	3,500	4,072
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	4,315	4,723
OH Water Dev Auth, Pollutn Ctl Rev Rfdg Bonds, Ser2010-A, 3.375%, 7–1–33	2,500	2,503
Toledo Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	3,875	3,888
		20,613
Oklahoma – 1.1%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005A, 6.125%, 11–15–25	2,000	2,007
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005, 6.000%, 11–15–38	3,050	2,858
OK Dev Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt of OK, Inc. Proj), Ser 2004A, 7.000%, 12–1–21	2,400	2,421
		7,286
Oregon – 0.8%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hltcare Cmnty, Inc.) Ser 2008, 8.250%, 1–1–38	4,500	5,491
Pennsylvania – 2.4%		
Beaver Cnty Indl Dev Auth (Beaver Cnty, PA), Pollutn Ctl Rev Rfdg Bonds, Ser 2005–A, 3.375%, 1–1–35	2,500	2,503
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	3,000	3,473

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
PA Tpk Commission, Tpk Subordinate Rev Bonds, Sub Ser 2010 B-2, 0.000%, 12–1–34 (B)	$9,000	$ 7,108
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7–1–12 (A)	1,850	1,227
7.350%, 7–1–22 (A)	3,400	1,791
		16,102
Puerto Rico – 1.1%		
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.250%, 7–1–40	2,000	2,095
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	4,500	5,108
		7,203
South Carolina – 1.2%		
SC Jobs – Econ Dev Auth, Rev Bonds (The Woodlandsat Furman Proj), Ser 2007A:		
6.000%, 11–15–37	1,000	745
6.000%, 11–15–42	2,500	1,828
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A, 6.500%, 4–1–42	5,000	5,331
		7,904
Tennessee – 0.8%		
Upper Cumberland Gas Util Dist (Cumberland Cnty, TN) Gas Sys Rev Rfdg Bonds, Ser 2005:		
6.800%, 5–1–19	1,875	1,877
6.900%, 5–1–29	3,750	3,715
		5,592
Texas – 12.7%		
Alliance Arpt Auth, Inc., Spl Fac Rev Bonds (American Airlines, Inc. Proj), Ser 1991, 7.000%, 12–1–11	4,900	4,836
Alliance Arpt Auth, Inc., Spl Fac Rev Rfdg Bonds (American Airlines, Inc. Proj), Ser 2007, 5.250%, 12–1–29	2,750	2,052
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	1,750	1,832
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	3,500	4,595
Cent TX Regional Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (B)	2,000	388
0.000%, 1–1–40 (B)	1,500	220
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A, 9.000%, 9–1–38	4,000	4,248
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	4,500	4,671

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Harris Cnty Hlth Fac Dev Corp, Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B,		
7.250%, 12–1–35	$2,000	$ 2,317
HFDC of Cent TX, Inc., Ret Fac Rev Bonds (The Vlg at Gleannloch Farms, Inc. Proj), Ser 2006A:		
5.250%, 2–15–12	600	598
5.250%, 2–15–13	600	593
5.250%, 2–15–14	700	683
5.250%, 2–15–15	700	672
5.500%, 2–15–27	1,500	1,208
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008,		
6.000%, 2–15–38	1,600	1,508
La Vernia Higher Edu Fin Corp (KIPP, Inc.), Ser 2009A,		
6.375%, 8–15–44	2,000	2,137
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009,		
9.000%, 8–15–38	5,460	6,632
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A,		
6.625%, 7–1–36	5,000	4,648
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009,		
6.250%, 2–15–37	4,500	4,617
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Schs), Ser 2009A:		
6.250%, 8–15–29	900	947
6.500%, 8–15–39	1,800	1,899
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6–1–29	500	557
7.750%, 6–1–39	1,200	1,362
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A:		
6.000%, 11–15–26	500	509
6.000%, 11–15–36	6,515	6,497
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007,		
5.750%, 11–15–37	5,000	4,706
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.125%, 11–15–39	750	784
8.250%, 11–15–44	3,750	3,941
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009,		
6.875%, 12–31–39	5,000	5,439
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infrastructure Group LLC IH–635 Managed Lanes Proj), Ser 2010,		
7.000%, 6–30–40	6,000	6,553
TX Pub Fin Auth Charter Sch Fin Corp, Ed Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A,		
6.200%, 2–15–40	2,500	2,602

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A,		
7.125%, 2–15–40	$3,000	$ 3,184
		87,435
Utah – 0.6%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A:		
5.300%, 6–1–28	2,000	2,143
5.500%, 6–1–37	2,000	2,094
		4,237
Virginia – 2.9%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
5.400%, 7–1–27	2,500	1,682
5.500%, 7–1–37	3,800	2,383
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A,		
8.000%, 7–1–38	5,000	5,888
Marquis Cmnty Dev Auth, Rev Bonds, Ser 2007,		
5.625%, 9–1–18	4,000	3,207
Norfolk Redev and Hsng Auth, Multifamily Rental Hsng Fac Rev Bonds (1016 Ltd Partnship – Sussex Apartments Proj), Ser 1996,		
8.000%, 9–1–26	2,420	2,424
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A:		
6.000%, 1–1–25	1,000	969
6.125%, 1–1–35	3,640	3,374
		19,927
Washington – 1.7%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008,		
6.625%, 12–1–21	2,250	2,366
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2007:		
5.625%, 12–1–25	1,500	1,548
5.750%, 12–1–28	1,510	1,552
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008,		
7.375%, 3–1–38	4,100	4,683
WA Hlth Care Fac Auth, Rev Bonds (VA Mason Med Ctrs), Ser 2007C,		
5.500%, 8–15–36	1,500	1,519
		11,668
Wisconsin – 0.8%		
WI Hlth and Edu Fac Auth, Rev Bonds (Beaver Dam Cmnty Hosp, Inc. Proj), Ser 2004A:		
6.500%, 8–15–24	1,000	1,004
6.500%, 8–15–26	2,000	2,028
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,000	1,056
6.125%, 6–1–39	1,000	1,052
		5,140

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2010

MUNICIPAL BONDS (Continued)	Principal	Value
Wyoming – 0.6%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–38	$4,000	$ 4,278
TOTAL MUNICIPAL BONDS – 95.1%.		**$650,431**
(Cost: $630,981)		
SHORT-TERM SECURITIES		
Commercial Paper (C) – 0.9%		
CVS Caremark Corporation, 0.270%, 10–4–10	3,000	3,000
Sonoco Products Co., 0.000%, 10–1–10	3,311	3,311
		6,311
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.150%, 10–1–10 (D)	1,890	1,890
Municipal Obligations —2.7%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A), 0.290%, 10–1–10 (D)	3,000	3,000
Exempla General Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Var Rate Rev Rfdg and Impvt Bonds, Ser 2002 (Wells Fargo Bank, N.A.), 0.270%, 10–1–10 (D)	850	850
LA Pub Fac Auth, Var Rate Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)), 0.500%, 10–1–10 (D)	7,000	7,000
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-A (Bank of America, N.A.), 0.230%, 10–1–10 (D)	2,000	2,000
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.), 0.260%, 10–1–10 (D)	3,400	3,400
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (JPMorgan Chase Bank, N.A.), 0.260%, 10–1–10 (D)	2,000	2,000
		18,250
TOTAL SHORT-TERM SECURITIES – 3.9%		**$ 26,451**
(Cost: $26,451)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$676,882**
(Cost: $657,432)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**6,875**
NET ASSETS – 100.0%		**$683,757**

Notes to Schedule of Investments

(A)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(B)Zero coupon bond.

(C)Rate shown is the yield to maturity at September 30, 2010.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

AS OF SEPTEMBER 30, 2010

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$1,251,253	$1,241,557	$775,828	$422,992	$1,363,975	$747,878	$676,882
Investments at Market Value	**1,251,253**	**1,241,557**	**775,828**	**422,992**	**1,363,975**	**747,878**	**676,882**
Cash	—	1,317	740	12	1,471	—	—
Restricted cash	—	—	6,235	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	180	—	358	—	—
Investment securities sold receivable	—	—	3,806	—	36,858	—	—
Dividends and interest receivable	10,361	2,370	12,307	2,813	29,277	10,593	11,656
Capital shares sold receivable	1,938	17,026	883	714	1,324	1,514	1,803
Receivable from affiliates	—	1,628	—	—	—	—	—
Prepaid and other assets	90	81	64	54	119	75	179
Total Assets	**1,263,642**	**1,263,979**	**800,043**	**426,585**	**1,433,382**	**760,060**	**690,520**
LIABILITIES							
Investment securities purchased payable	—	—	58	—	47,319	1,753	5,000
Unrealized depreciation on forward foreign currency contracts	—	—	2,347	—	—	—	—
Capital shares redeemed payable	2,017	24,832	1,078	669	2,184	883	1,212
Distributions payable	—	86	—	98	885	—	289
Trustees and Chief Compliance Officer fees payable	94	117	40	35	102	73	51
Overdraft due to custodian	189	—	—	—	—	37	116
Distribution and service fees payable	9	—*	6	3	10	5	5
Shareholder servicing payable	252	327	199	90	262	55	52
Investment management fee payable	16	14	13	5	22	10	9
Accounting services fee payable	22	21	17	11	21	15	14
Other liabilities	26	31	29	14	302	17	15
Total Liabilities	**2,625**	**25,428**	**3,787**	**925**	**51,107**	**2,848**	**6,763**
Total Net Assets	**$1,261,017**	**$1,238,551**	**$796,256**	**$425,660**	**$1,382,275**	**$757,212**	**$683,757**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,208,032	$1,239,036	$767,974	$396,307	$1,447,605	$698,228	$694,353
Undistributed (distributions in excess of) net investment income	555	—	4,457	—	(521)	1,250	1,443
Accumulated net realized gain (loss)	(16,803)	(485)	(2,947)	5,180	(125,125)	(3,913)	(31,489)
Net unrealized appreciation	69,233	—	26,772	24,173	60,316	61,647	19,450
Total Net Assets	**$1,261,017**	**$1,238,551**	**$796,256**	**$425,660**	**$1,382,275**	**$757,212**	**$683,757**
CAPITAL SHARES OUTSTANDING:							
Class A	189,492	1,221,612	187,838	68,166	176,550	99,805	135,030
Class B	3,273	7,206	3,155	1,430	3,061	301	668
Class C	3,077	10,219	4,719	2,137	4,211	1,919	4,655
Class Y	554	N/A	687	438	15,826	N/A	N/A
NET ASSET VALUE PER SHARE:							
Class A	$6.42	$1.00	$4.05	$5.90	$6.92	$7.42	$4.87
Class B	$6.42	$1.00	$4.05	$5.90	$6.92	$7.41	$4.87
Class C	$6.42	$1.00	$4.05	$5.90	$6.92	$7.41	$4.87
Class Y	$6.42	N/A	$4.06	$5.90	$6.92	N/A	N/A
+COST							
Investments in unaffiliated securities at cost	$1,182,020	$1,241,557	$746,946	$398,819	$1,304,022	$686,231	$657,432

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ 108	$ —	$ 231	$ —	$ —
Interest and amortization from unaffiliated securities	36,444	8,472	38,781	17,184	118,509	34,057	38,081
Foreign interest withholding tax	—	—	(33)	—	—	—	—
Total Investment Income	36,444	8,472	38,856	17,184	118,740	34,057	38,081
EXPENSES							
Investment management fee	5,316	4,698	4,537	2,169	7,649	3,513	3,048
Distribution and service fees:							
Class A	2,669	—	1,715	929	2,830	1,661	1,411
Class B	230	99	139	102	226	24	35
Class C	180	117	175	127	278	111	178
Shareholder servicing:							
Class A	2,354	3,332	1,858	845	2,379	526	481
Class B	115	25	68	43	115	6	8
Class C	60	22	60	33	76	21	34
Class Y	27	N/A	28	60	143	N/A	N/A
Registration fees	129	126	109	90	124	101	98
Custodian fees	44	51	72	21	59	25	23
Trustees and Chief Compliance Officer fees	82	92	51	32	96	55	44
Accounting services fee	262	256	188	132	260	169	155
Legal fees	37	63	25	15	46	23	21
Audit fees	24	9	30	10	28	26	28
Other	105	352	76	54	99	53	33
Total Expenses	11,634	9,242	9,131	4,662	14,408	6,314	5,597
Less:							
Expenses in excess of limit	(139)	(1,956)	(175)	(240)	(250)	(286)	(217)
Total Net Expenses	11,495	7,286	8,956	4,422	14,158	6,028	5,380
Net Investment Income	24,949	1,186	29,900	12,762	104,582	28,029	32,701
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	9,169	(276)	2,650	8,308	53,803	220	(1,509)
Forward foreign currency contracts	—	—	(5,331)	—	10	—	—
Foreign currency exchange transactions	—	—	(52)	—	(3)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	61,193	—	23,548	8,695	15,623	15,918	23,876
Forward foreign currency contracts	—	—	7,036	—	358	—	—
Foreign currency exchange transactions	—	—	—*	—	6	—	—
Net Realized and Unrealized Gain (Loss)	70,362	(276)	27,851	17,003	69,797	16,138	22,367
Net Increase in Net Assets Resulting from Operations	$95,311	$ 910	$57,751	$29,765	$174,379	$44,167	$55,068

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund		Cash Management		Global Bond Fund	
	Fiscal year ended 9-30-10	Fiscal year ended 9-30-09	Fiscal year ended 9-30-10	Fiscal year ended 9-30-09	Fiscal year ended 9-30-10	Fiscal year ended 9-30-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 24,949	$ 35,034	$ 1,186	$ 16,735	$ 29,900	$ 25,047
Net realized gain (loss) on investments	9,169	(2,193)	(276)	252	(2,733)	5,163
Net change in unrealized appreciation	61,193	46,285	—	—	30,584	24,159
Net Increase in Net Assets Resulting from Operations	95,311	79,126	910	16,987	57,751	54,369
Distributions to Shareholders From:						
Net investment income:						
Class A	(38,520)	(35,745)	(1,172)	(16,579)	(14,373)	(29,800)
Class B	(604)	(862)	(7)	(81)	(153)	(673)
Class C	(496)	(536)	(7)	(75)	(221)	(693)
Class Y	(697)	(674)	N/A	N/A	(440)	(1,259)
Net realized gains:						
Class A	—	—	(419)	(41)	—	—
Class B	—	—	(4)	(1)	—	—
Class C	—	—	(5)	—*	—	—
Class Y	—	—	N/A	N/A	—	—
Total Distributions to Shareholders	(40,317)	(37,817)	(1,614)	(16,777)	(15,187)	(32,425)
Capital Share Transactions	189,485	83,495	(24,512)	(39,798)	91,430	58,732
Net Increase (Decrease) in Net Assets	244,479	124,804	(25,216)	(39,588)	133,994	80,676
Net Assets, Beginning of Period	1,016,538	891,734	1,263,767	1,303,355	662,262	581,586
Net Assets, End of Period	$1,261,017	$1,016,538	$1,238,551	$1,263,767	$796,256	$662,262
Undistributed (distributions in excess of) net investment income	$ 555	$ 311	$ —	$ —	$ 4,457	$ (2,474)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Government Securities Fund		High Income Fund	
	Fiscal year ended 9-30-10	Fiscal year ended 9-30-09	Fiscal year ended 9-30-10	Fiscal year ended 9-30-09
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 12,762	$ 14,716	$ 104,582	$ 80,788
Net realized gain (loss) on investments	8,308	(1,844)	53,810	(74,147)
Net change in unrealized appreciation	8,695	14,182	15,987	150,709
Net Increase in Net Assets Resulting from Operations	29,765	27,054	174,379	157,350
Distributions to Shareholders From:				
Net investment income:				
Class A	(11,111)	(13,244)	(92,822)	(73,094)
Class B	(211)	(360)	(1,620)	(1,614)
Class C	(277)	(377)	(2,057)	(1,396)
Class Y	(1,315)	(635)	(8,089)	(4,921)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	(12,914)	(14,616)	(104,588)	(81,025)
Capital Share Transactions	(31,971)	55,496	111,372	225,110
Net Increase (Decrease) in Net Assets	(15,120)	67,934	181,163	301,435
Net Assets, Beginning of Period	440,780	372,846	1,201,112	899,677
Net Assets, End of Period	$425,660	$440,780	$1,382,275	$1,201,112
Distributions in excess of net investment income	$ —	$ —	$ (521)	$ —

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Municipal Bond Fund		Municipal High Income Fund	
	Fiscal year ended 9-30-10	Fiscal year ended 9-30-09	Fiscal year ended 9-30-10	Fiscal year ended 9-30-09
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 28,029	$ 23,495	$ 32,701	$ 27,041
Net realized gain (loss) on investments	220	1,854	(1,509)	(16,772)
Net change in unrealized appreciation	15,918	51,667	23,876	43,752
Net Increase in Net Assets Resulting from Operations	44,167	77,016	55,068	54,021
Distributions to Shareholders From:				
Net investment income:				
Class A	(27,865)	(22,572)	(31,119)	(25,486)
Class B	(78)	(90)	(161)	(206)
Class C	(370)	(223)	(827)	(607)
Class Y	N/A	(1)	N/A	(5)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	N/A	—	N/A	—
Total Distributions to Shareholders	(28,313)	(22,886)	(32,107)	(26,304)
Capital Share Transactions	111,779	65,517	127,378	42,463
Net Increase in Net Assets	127,633	119,647	150,339	70,180
Net Assets, Beginning of Period	629,579	509,932	533,418	463,238
Net Assets, End of Period	$757,212	$629,579	$683,757	$533,418
Undistributed net investment income	$ 1,250	$ 1,534	$ 1,443	$ 848

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2010	$6.13	$0.15[2]	$ 0.37[2]	$ 0.52	$(0.23)	$ —	$(0.23)
Fiscal year ended 9-30-2009	5.87	0.23[2]	0.28[2]	0.51	(0.25)	—	(0.25)
Fiscal year ended 9-30-2008	6.11	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Fiscal year ended 9-30-2007	6.11	0.27	0.00	0.27	(0.27)	—	(0.27)
Fiscal year ended 9-30-2006	6.27	0.26	(0.08)	0.18	(0.27)	(0.07)	(0.34)
Class B Shares							
Fiscal year ended 9-30-2010	6.13	0.07[2]	0.38[2]	0.45	(0.16)	—	(0.16)
Fiscal year ended 9-30-2009	5.87	0.17[2]	0.28[2]	0.45	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	6.11	0.19	(0.23)	(0.04)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	6.11	0.21	0.00	0.21	(0.21)	—	(0.21)
Fiscal year ended 9-30-2006	6.26	0.20	(0.07)	0.13	(0.21)	(0.07)	(0.28)
Class C Shares							
Fiscal year ended 9-30-2010	6.13	0.08[2]	0.38[2]	0.46	(0.17)	—	(0.17)
Fiscal year ended 9-30-2009	5.87	0.18[2]	0.28[2]	0.46	(0.20)	—	(0.20)
Fiscal year ended 9-30-2008	6.11	0.20	(0.24)	(0.04)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	6.11	0.21	0.00	0.21	(0.21)	—	(0.21)
Fiscal year ended 9-30-2006	6.26	0.20	(0.07)	0.13	(0.21)	(0.07)	(0.28)
Class Y Shares							
Fiscal year ended 9-30-2010	6.13	0.15[2]	0.38[2]	0.53	(0.24)	—	(0.24)
Fiscal year ended 9-30-2009	5.88	0.26[2]	0.26[2]	0.52	(0.27)	—	(0.27)
Fiscal year ended 9-30-2008	6.11	0.27	(0.22)	0.05	(0.28)	—	(0.28)
Fiscal year ended 9-30-2007	6.11	0.29	0.00	0.29	(0.29)	—	(0.29)
Fiscal year ended 9-30-2006	6.27	0.28	(0.08)	0.20	(0.29)	(0.07)	(0.36)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2010	$6.42	8.61%[3]	$1,217	0.99%	2.24%	1.00%	2.23%	26%
Fiscal year ended 9-30-2009	6.13	8.88[3]	956	1.02	3.85	1.07	3.80	30
Fiscal year ended 9-30-2008	5.87	0.21[3]	819	1.03	4.15	1.03	4.15	37
Fiscal year ended 9-30-2007	6.11	4.51[3]	649	1.07	4.43	1.10	4.40	32
Fiscal year ended 9-30-2006	6.11	3.02[3]	587	1.09	4.28	—	—	53
Class B Shares								
Fiscal year ended 9-30-2010	6.42	7.52	21	2.04	1.21	—	—	26
Fiscal year ended 9-30-2009	6.13	7.79	25	2.04	2.90	2.08	2.86	30
Fiscal year ended 9-30-2008	5.87	-0.78	30	2.04	3.15	2.04	3.15	37
Fiscal year ended 9-30-2007	6.11	3.53	32	2.03	3.47	2.06	3.44	32
Fiscal year ended 9-30-2006	6.11	2.18	35	2.06	3.31	—	—	53
Class C Shares								
Fiscal year ended 9-30-2010	6.42	7.69	20	1.87	1.37	—	—	26
Fiscal year ended 9-30-2009	6.13	7.96	17	1.90	2.99	1.94	2.95	30
Fiscal year ended 9-30-2008	5.87	-0.68	16	1.92	3.26	1.92	3.26	37
Fiscal year ended 9-30-2007	6.11	3.58	12	1.97	3.53	2.00	3.50	32
Fiscal year ended 9-30-2006	6.11	2.26	13	2.02	3.36	—	—	53
Class Y Shares								
Fiscal year ended 9-30-2010	6.42	8.94	4	0.69	2.57	—	—	26
Fiscal year ended 9-30-2009	6.13	9.06	19	0.69	4.18	0.73	4.14	30
Fiscal year ended 9-30-2008	5.88	0.72	27	0.70	4.49	0.70	4.49	37
Fiscal year ended 9-30-2007	6.11	4.87	28	0.71	4.78	0.74	4.75	32
Fiscal year ended 9-30-2006	6.11	3.39	17	0.73	4.65	—	—	53

See Accompanying Notes to Financial Statements.

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2010	$1.00	$0.00[2]	$0.00[2]	$0.00	$ —*	$—*	$ —*
Fiscal year ended 9-30-2009	1.00	0.01[2]	0.00[2]	0.01	(0.01)	—*	(0.01)
Fiscal year ended 9-30-2008	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2007	1.00	0.05	0.00	0.05	(0.05)	—	(0.05)
Fiscal year ended 9-30-2006	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Class B Shares[3]							
Fiscal year ended 9-30-2010	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2009	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class C Shares[3]							
Fiscal year ended 9-30-2010	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2009	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)

* Not shown due to rounding.
(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(2) Based on average weekly shares outstanding.
(3) Class B and Class C are not available for direct investments.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]
Class A Shares							
Fiscal year ended 9-30-2010	$1.00	0.14%	$1,221	0.62%	0.10%	0.77%	-0.05%
Fiscal year ended 9-30-2009	1.00	1.16	1,234	0.73	1.16	—	—
Fiscal year ended 9-30-2008	1.00	3.00	1,275	0.73	2.87	—	—
Fiscal year ended 9-30-2007	1.00	4.68	1,032	0.78	4.59	—	—
Fiscal year ended 9-30-2006	1.00	3.86	802	0.88	3.85	—	—
Class B Shares[3]							
Fiscal year ended 9-30-2010	1.00	0.09	7	0.70	0.07	1.72	-0.95
Fiscal year ended 9-30-2009	1.00	0.38	14	1.53	0.39	1.68	0.24
Fiscal year ended 9-30-2008	1.00	2.00	14	1.70	1.87	—	—
Fiscal year ended 9-30-2007	1.00	3.64	10	1.79	3.58	—	—
Fiscal year ended 9-30-2006	1.00	2.73	11	1.98	2.77	—	—
Class C Shares[3]							
Fiscal year ended 9-30-2010	1.00	0.09	10	0.68	0.06	1.65	-0.91
Fiscal year ended 9-30-2009	1.00	0.40	15	1.49	0.41	1.64	0.26
Fiscal year ended 9-30-2008	1.00	2.06	14	1.65	1.90	—	—
Fiscal year ended 9-30-2007	1.00	3.71	8	1.73	3.64	—	—
Fiscal year ended 9-30-2006	1.00	2.75	8	1.94	2.83	—	—

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2010	$3.82	$0.16[2]	$ 0.15[2]	$ 0.31	$(0.08)	$—	$(0.08)
Fiscal year ended 9-30-2009	3.70	0.17[2]	0.17[2]	0.34	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	3.85	0.15	(0.13)	0.02	(0.17)	—	(0.17)
Fiscal year ended 9-30-2007	3.65	0.15	0.19	0.34	(0.14)	—	(0.14)
Fiscal year ended 9-30-2006	3.65	0.14	(0.01)	0.13	(0.13)	—	(0.13)
Class B Shares							
Fiscal year ended 9-30-2010	3.82	0.12[2]	0.15[2]	0.27	(0.04)	—	(0.04)
Fiscal year ended 9-30-2009	3.69	0.13[2]	0.18[2]	0.31	(0.18)	—	(0.18)
Fiscal year ended 9-30-2008	3.84	0.12	(0.13)	(0.01)	(0.14)	—	(0.14)
Fiscal year ended 9-30-2007	3.65	0.11	0.18	0.29	(0.10)	—	(0.10)
Fiscal year ended 9-30-2006	3.65	0.11	(0.02)	0.09	(0.09)	—	(0.09)
Class C Shares							
Fiscal year ended 9-30-2010	3.82	0.14[2]	0.14[2]	0.28	(0.05)	—	(0.05)
Fiscal year ended 9-30-2009	3.70	0.14[2]	0.17[2]	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	3.84	0.12	(0.12)	0.00	(0.14)	—	(0.14)
Fiscal year ended 9-30-2007	3.65	0.12	0.18	0.30	(0.11)	—	(0.11)
Fiscal year ended 9-30-2006	3.65	0.11	(0.02)	0.09	(0.09)	—	(0.09)
Class Y Shares							
Fiscal year ended 9-30-2010	3.83	0.17[2]	0.16[2]	0.33	(0.10)	—	(0.10)
Fiscal year ended 9-30-2009	3.70	0.18[2]	0.18[2]	0.36	(0.23)	—	(0.23)
Fiscal year ended 9-30-2008	3.85	0.17	(0.13)	0.04	(0.19)	—	(0.19)
Fiscal year ended 9-30-2007	3.65	0.17	0.19	0.36	(0.16)	—	(0.16)
Fiscal year ended 9-30-2006	3.65	0.16	(0.02)	0.14	(0.14)	—	(0.14)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2010	$4.05	8.24%[3]	$762	1.19%	4.09%	1.21%	4.07%	28%
Fiscal year ended 9-30-2009	3.82	9.77[3]	611	1.26	4.50	1.29	4.47	45
Fiscal year ended 9-30-2008	3.70	0.52[3]	525	1.20	3.96	1.23	3.93	41
Fiscal year ended 9-30-2007	3.85	9.55[3]	306	1.29	4.18	1.32	4.15	40
Fiscal year ended 9-30-2006	3.65	3.49[3]	254	1.31	3.94	—	—	60
Class B Shares								
Fiscal year ended 9-30-2010	4.05	7.21	13	2.16	3.13	2.18	3.11	28
Fiscal year ended 9-30-2009	3.82	9.03	14	2.25	3.51	2.28	3.48	45
Fiscal year ended 9-30-2008	3.69	-0.36	18	2.07	3.09	2.10	3.06	41
Fiscal year ended 9-30-2007	3.84	8.12	11	2.34	3.13	2.37	3.10	40
Fiscal year ended 9-30-2006	3.65	2.50	10	2.30	2.92	—	—	60
Class C Shares								
Fiscal year ended 9-30-2010	4.05	7.37	19	2.01	3.57	2.03	3.55	28
Fiscal year ended 9-30-2009	3.82	8.88	15	2.10	3.67	2.13	3.64	45
Fiscal year ended 9-30-2008	3.70	-0.06	15	2.02	3.15	2.05	3.12	41
Fiscal year ended 9-30-2007	3.84	8.24	7	2.23	3.24	2.26	3.21	40
Fiscal year ended 9-30-2006	3.65	2.53	6	2.24	3.06	—	—	60
Class Y Shares								
Fiscal year ended 9-30-2010	4.06	8.63	3	0.82	4.19	0.84	4.17	28
Fiscal year ended 9-30-2009	3.83	10.51	21	0.84	4.92	0.87	4.89	45
Fiscal year ended 9-30-2008	3.70	0.88	24	0.83	4.33	0.86	4.30	41
Fiscal year ended 9-30-2007	3.85	10.03	23	0.86	4.61	0.89	4.58	40
Fiscal year ended 9-30-2006	3.65	3.91	20	0.89	4.36	—	—	60

See Accompanying Notes to Financial Statements.

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2010	$5.68	$0.18[2]	$ 0.22[2]	$0.40	$(0.18)	$—	$(0.18)
Fiscal year ended 9-30-2009	5.52	0.17[2]	0.16[2]	0.33	(0.17)	—	(0.17)
Fiscal year ended 9-30-2008	5.42	0.20	0.10	0.30	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.42	0.23	0.00	0.23	(0.23)	—	(0.23)
Fiscal year ended 9-30-2006	5.51	0.22	(0.09)	0.13	(0.22)	—*	(0.22)
Class B Shares							
Fiscal year ended 9-30-2010	5.68	0.12[2]	0.22[2]	0.34	(0.12)	—	(0.12)
Fiscal year ended 9-30-2009	5.52	0.12[2]	0.16[2]	0.28	(0.12)	—	(0.12)
Fiscal year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Fiscal year ended 9-30-2007	5.42	0.18	0.00	0.18	(0.18)	—	(0.18)
Fiscal year ended 9-30-2006	5.51	0.17	(0.09)	0.08	(0.17)	—*	(0.17)
Class C Shares							
Fiscal year ended 9-30-2010	5.68	0.13[2]	0.22[2]	0.35	(0.13)	—	(0.13)
Fiscal year ended 9-30-2009	5.52	0.12[2]	0.16[2]	0.28	(0.12)	—	(0.12)
Fiscal year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Fiscal year ended 9-30-2007	5.42	0.18	0.00	0.18	(0.18)	—	(0.18)
Fiscal year ended 9-30-2006	5.51	0.18	(0.09)	0.09	(0.18)	—*	(0.18)
Class Y Shares							
Fiscal year ended 9-30-2010	5.68	0.19[2]	0.22[2]	0.41	(0.19)	—	(0.19)
Fiscal year ended 9-30-2009	5.52	0.19[2]	0.16[2]	0.35	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	5.42	0.22	0.10	0.32	(0.22)	—	(0.22)
Fiscal year ended 9-30-2007	5.42	0.25	0.00	0.25	(0.25)	—	(0.25)
Fiscal year ended 9-30-2006	5.51	0.24	(0.09)	0.15	(0.24)	—*	(0.24)

* Not shown due to rounding.
(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2010	$5.90	7.03%[3]	$402	1.00%	2.95%	1.06%	2.89%	60%
Fiscal year ended 9-30-2009	5.68	6.05[3]	375	1.01	3.04	1.06	2.99	48
Fiscal year ended 9-30-2008	5.52	5.60[3]	345	1.06	3.58	1.10	3.54	36
Fiscal year ended 9-30-2007	5.42	4.31[3]	204	1.11	4.23	1.15	4.19	43
Fiscal year ended 9-30-2006	5.42	2.58[3]	194	1.16	4.13	—	—	53
Class B Shares								
Fiscal year ended 9-30-2010	5.90	6.02	8	1.95	2.03	1.99	1.99	60
Fiscal year ended 9-30-2009	5.68	5.08	13	1.92	2.12	1.96	2.08	48
Fiscal year ended 9-30-2008	5.52	4.63	14	1.99	2.68	2.03	2.64	36
Fiscal year ended 9-30-2007	5.42	3.35	13	2.04	3.30	2.08	3.26	43
Fiscal year ended 9-30-2006	5.42	1.64	15	2.09	3.20	—	—	53
Class C Shares								
Fiscal year ended 9-30-2010	5.90	6.18	13	1.81	2.18	1.85	2.14	60
Fiscal year ended 9-30-2009	5.68	5.19	13	1.81	2.24	1.85	2.20	48
Fiscal year ended 9-30-2008	5.52	4.73	11	1.90	2.75	1.94	2.71	36
Fiscal year ended 9-30-2007	5.42	3.41	8	1.98	3.37	2.02	3.33	43
Fiscal year ended 9-30-2006	5.42	1.72	9	2.01	3.28	—	—	53
Class Y Shares								
Fiscal year ended 9-30-2010	5.90	7.37	3	0.70	3.30	0.74	3.26	60
Fiscal year ended 9-30-2009	5.68	6.36	41	0.70	3.39	0.74	3.35	48
Fiscal year ended 9-30-2008	5.52	5.97	3	0.72	4.12	0.76	4.08	36
Fiscal year ended 9-30-2007	5.42	4.71	14	0.73	4.60	0.77	4.56	43
Fiscal year ended 9-30-2006	5.42	3.00	8	0.76	4.56	—	—	53

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2010	$6.56	$0.55[2]	$ 0.36[2]	$ 0.91	$(0.55)	$—	$(0.55)
Fiscal year ended 9-30-2009	6.31	0.50[2]	0.25[2]	0.75	(0.50)	—	(0.50)
Fiscal year ended 9-30-2008	7.28	0.51	(0.95)	(0.44)	(0.53)	—	(0.53)
Fiscal year ended 9-30-2007	7.27	0.53	0.01	0.54	(0.53)	—	(0.53)
Fiscal year ended 9-30-2006	7.39	0.52	(0.13)	0.39	(0.51)	—	(0.51)
Class B Shares							
Fiscal year ended 9-30-2010	6.56	0.48[2]	0.36[2]	0.84	(0.48)	—	(0.48)
Fiscal year ended 9-30-2009	6.30	0.43[2]	0.26[2]	0.69	(0.43)	—	(0.43)
Fiscal year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Fiscal year ended 9-30-2007	7.26	0.46	0.02	0.48	(0.46)	—	(0.46)
Fiscal year ended 9-30-2006	7.39	0.45	(0.14)	0.31	(0.44)	—	(0.44)
Class C Shares							
Fiscal year ended 9-30-2010	6.56	0.50[2]	0.36[2]	0.86	(0.50)	—	(0.50)
Fiscal year ended 9-30-2009	6.30	0.45[2]	0.25[2]	0.70	(0.44)	—	(0.44)
Fiscal year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Fiscal year ended 9-30-2007	7.26	0.46	0.02	0.48	(0.46)	—	(0.46)
Fiscal year ended 9-30-2006	7.39	0.45	(0.13)	0.32	(0.45)	—	(0.45)
Class Y Shares							
Fiscal year ended 9-30-2010	6.56	0.57[2]	0.36[2]	0.93	(0.57)	—	(0.57)
Fiscal year ended 9-30-2009	6.31	0.52[2]	0.25[2]	0.77	(0.52)	—	(0.52)
Fiscal year ended 9-30-2008	7.29	0.53	(0.96)	(0.43)	(0.55)	—	(0.55)
Fiscal year ended 9-30-2007	7.27	0.55	0.02	0.57	(0.55)	—	(0.55)
Fiscal year ended 9-30-2006	7.39	0.54	(0.12)	0.42	(0.54)	—	(0.54)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2010	$6.92	14.46%[3]	$1,222	1.09%	8.20%	1.11%	8.18%	97%
Fiscal year ended 9-30-2009	6.56	13.49[3]	1,069	1.17	8.71	1.20	8.68	67
Fiscal year ended 9-30-2008	6.31	-6.39[3]	824	1.12	7.38	1.15	7.35	30
Fiscal year ended 9-30-2007	7.28	7.74[3]	922	1.12	7.17	1.15	7.14	59
Fiscal year ended 9-30-2006	7.27	5.40[3]	847	1.15	7.12	—	—	47
Class B Shares								
Fiscal year ended 9-30-2010	6.92	13.28	21	2.14	7.15	2.16	7.13	97
Fiscal year ended 9-30-2009	6.56	12.40	24	2.26	7.66	2.29	7.63	67
Fiscal year ended 9-30-2008	6.30	-7.42	24	2.12	6.38	2.15	6.35	30
Fiscal year ended 9-30-2007	7.28	6.70	33	2.09	6.20	2.12	6.17	59
Fiscal year ended 9-30-2006	7.26	4.73	33	2.13	6.14	—	—	47
Class C Shares								
Fiscal year ended 9-30-2010	6.92	13.53	29	1.91	7.39	1.93	7.37	97
Fiscal year ended 9-30-2009	6.56	12.64	27	2.03	7.75	2.06	7.72	67
Fiscal year ended 9-30-2008	6.30	-7.35	13	2.05	6.45	2.08	6.42	30
Fiscal year ended 9-30-2007	7.28	6.74	17	2.04	6.25	2.07	6.22	59
Fiscal year ended 9-30-2006	7.26	4.47	15	2.06	6.20	—	—	47
Class Y Shares								
Fiscal year ended 9-30-2010	6.92	14.82	110	0.78	8.51	0.80	8.49	97
Fiscal year ended 9-30-2009	6.56	13.93	81	0.80	9.00	0.83	8.97	67
Fiscal year ended 9-30-2008	6.31	-6.09	39	0.79	7.71	0.82	7.68	30
Fiscal year ended 9-30-2007	7.29	7.93	38	0.80	7.50	0.83	7.47	59
Fiscal year ended 9-30-2006	7.27	5.89	28	0.82	7.44	—	—	47

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2010	$7.27	$0.30[2]	$ 0.15[2]	$ 0.45	$(0.30)	$—	$(0.30)
Fiscal year ended 9-30-2009	6.63	0.29[2]	0.63[2]	0.92	(0.28)	—	(0.28)
Fiscal year ended 9-30-2008	6.92	0.26	(0.28)	(0.02)	(0.27)	—	(0.27)
Fiscal year ended 9-30-2007	6.99	0.27	(0.08)	0.19	(0.26)	—	(0.26)
Fiscal year ended 9-30-2006	7.02	0.26	(0.03)	0.23	(0.26)	—	(0.26)
Class B Shares							
Fiscal year ended 9-30-2010	7.26	0.23[2]	0.15[2]	0.38	(0.23)	—	(0.23)
Fiscal year ended 9-30-2009	6.62	0.22[2]	0.64[2]	0.86	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Fiscal year ended 9-30-2007	6.98	0.21	(0.07)	0.14	(0.20)	—	(0.20)
Fiscal year ended 9-30-2006	7.01	0.19	(0.03)	0.16	(0.19)	—	(0.19)
Class C Shares							
Fiscal year ended 9-30-2010	7.26	0.24[2]	0.15[2]	0.39	(0.24)	—	(0.24)
Fiscal year ended 9-30-2009	6.62	0.23[2]	0.63[2]	0.86	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Fiscal year ended 9-30-2007	6.98	0.21	(0.07)	0.14	(0.20)	—	(0.20)
Fiscal year ended 9-30-2006	7.01	0.19	(0.03)	0.16	(0.19)	—	(0.19)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2010	$7.42	6.45%[3]	$741	0.87%	4.15%	0.91%	4.11%	13%
Fiscal year ended 9-30-2009	7.27	14.31[3]	618	0.90	4.26	0.95	4.21	24
Fiscal year ended 9-30-2008	6.63	-0.39[3]	503	0.93	3.82	0.97	3.78	20
Fiscal year ended 9-30-2007	6.92	2.84[3]	499	0.95	3.99	0.99	3.95	5
Fiscal year ended 9-30-2006	6.99	3.32[3]	536	0.92	3.71	—	—	16
Class B Shares								
Fiscal year ended 9-30-2010	7.41	5.44	2	1.82	3.21	1.85	3.18	13
Fiscal year ended 9-30-2009	7.26	13.28	3	1.87	3.29	1.91	3.25	24
Fiscal year ended 9-30-2008	6.62	-1.38	3	1.86	2.89	1.90	2.85	20
Fiscal year ended 9-30-2007	6.92	2.03	4	1.88	3.05	1.92	3.01	5
Fiscal year ended 9-30-2006	6.98	2.37	4	1.85	2.78	—	—	16
Class C Shares								
Fiscal year ended 9-30-2010	7.41	5.54	14	1.73	3.28	1.76	3.25	13
Fiscal year ended 9-30-2009	7.26	13.34	9	1.79	3.37	1.83	3.33	24
Fiscal year ended 9-30-2008	6.62	-1.39	4	1.87	2.88	1.91	2.84	20
Fiscal year ended 9-30-2007	6.92	2.00	3	1.90	3.03	1.94	2.99	5
Fiscal year ended 9-30-2006	6.98	2.34	4	1.89	2.74	—	—	16

See Accompanying Notes to Financial Statements.

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 9-30-2010	$4.70	$0.26[2]	$ 0.17[2]	$ 0.43	$(0.26)	$—	$(0.26)
Fiscal year ended 9-30-2009	4.48	0.26[2]	0.21[2]	0.47	(0.25)	—	(0.25)
Fiscal year ended 9-30-2008	5.00	0.24	(0.52)	(0.28)	(0.24)	—	(0.24)
Fiscal year ended 9-30-2007	5.10	0.24	(0.10)	0.14	(0.24)	—	(0.24)
Fiscal year ended 9-30-2006	4.98	0.24	0.12	0.36	(0.24)	—	(0.24)
Class B Shares							
Fiscal year ended 9-30-2010	4.70	0.22[2]	0.17[2]	0.39	(0.22)	—	(0.22)
Fiscal year ended 9-30-2009	4.48	0.22[2]	0.21[2]	0.43	(0.21)	—	(0.21)
Fiscal year ended 9-30-2008	5.00	0.20	(0.52)	(0.32)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.10	0.19	(0.10)	0.09	(0.19)	—	(0.19)
Fiscal year ended 9-30-2006	4.98	0.19	0.12	0.31	(0.19)	—	(0.19)
Class C Shares							
Fiscal year ended 9-30-2010	4.70	0.23[2]	0.16[2]	0.39	(0.22)	—	(0.22)
Fiscal year ended 9-30-2009	4.48	0.22[2]	0.21[2]	0.43	(0.21)	—	(0.21)
Fiscal year ended 9-30-2008	5.00	0.19	(0.51)	(0.32)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.10	0.19	(0.10)	0.09	(0.19)	—	(0.19)
Fiscal year ended 9-30-2006	4.98	0.19	0.12	0.31	(0.19)	—	(0.19)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 9-30-2010	$4.87	9.49%[3]	$658	0.89%	5.62%	0.93%	5.58%	16%
Fiscal year ended 9-30-2009	4.70	11.40[3]	515	0.93	6.20	0.97	6.16	34
Fiscal year ended 9-30-2008	4.48	-5.82[3]	445	0.90	4.92	0.94	4.88	26
Fiscal year ended 9-30-2007	5.00	2.68[3]	497	0.97	4.67	1.01	4.63	33
Fiscal year ended 9-30-2006	5.10	7.37[3]	467	0.98	4.72	—	—	29
Class B Shares								
Fiscal year ended 9-30-2010	4.87	8.51	3	1.79	4.71	1.82	4.68	16
Fiscal year ended 9-30-2009	4.70	10.43	4	1.83	5.27	1.87	5.23	34
Fiscal year ended 9-30-2008	4.48	-6.63	5	1.75	4.05	1.79	4.01	26
Fiscal year ended 9-30-2007	5.00	1.81	7	1.82	3.81	1.86	3.77	33
Fiscal year ended 9-30-2006	5.10	6.47	7	1.82	3.89	—	—	29
Class C Shares								
Fiscal year ended 9-30-2010	4.87	8.56	23	1.74	4.76	1.77	4.73	16
Fiscal year ended 9-30-2009	4.70	10.42	15	1.83	5.30	1.87	5.26	34
Fiscal year ended 9-30-2008	4.48	-6.67	13	1.79	4.02	1.83	3.98	26
Fiscal year ended 9-30-2007	5.00	1.77	13	1.87	3.77	1.91	3.73	33
Fiscal year ended 9-30-2006	5.10	6.43	13	1.86	3.82	—	—	29

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Waddell & Reed Advisors Funds, a Delaware statutory trust (Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a Fund) are series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company (WRIMCO or the Manager).

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Class B and Class C shares of Cash Management are closed to direct investment. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund's investments are reported at fair value. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Listed options are valued at the closing price by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Over-the-counter options are valued at the price provided by a dealer in that security. Swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less and all securities held by Cash Management are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. WRIMCO, pursuant to procedures adopted by the Board of Trustees, evaluates the impacts of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Upon notification from issuers, some of the distributions received from a real estate investment trust or publicly traded partnership may be redesignated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At September 30, 2010, there were no such unfunded commitments.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default, and are not obligated to dispose of securities whose issuers subsequently default. As of September 30, 2010, High Income Fund and Municipal High Income Fund held defaulted securities with an aggregate market value of $3,014 and $6,763, respectively, representing 0.2% and 1.0% of each Fund's net assets, respectively.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the fiscal year ended September 30, 2010, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2005.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Cash Management	None	0.400%
Global Bond Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Government Securities Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
High Income Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Municipal Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Municipal High Income Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 9), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund	Net Asset Breakpoints	Annual Rate
Bond Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Global Bond Fund	Up to $500 Million	0.590%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Government Securities Fund	Up to $500 Million	0.460%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
High Income Fund	Up to $500 Million	0.575%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Municipal Bond Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Municipal High Income Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund, the fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

<table>
<tr><th colspan="2">Accounting Services Fee</th></tr>
<tr><th>Average Net Asset Level
(in millions)</th><th>Annual Fee Rate
for Each Level</th></tr>
<tr><td>From $ 0 to $ 10</td><td>$ 0</td></tr>
<tr><td>From $ 10 to $ 25</td><td>$ 11.5</td></tr>
<tr><td>From $ 25 to $ 50</td><td>$ 23.1</td></tr>
<tr><td>From $ 50 to $ 100</td><td>$ 35.5</td></tr>
<tr><td>From $ 100 to $ 200</td><td>$ 48.4</td></tr>
<tr><td>From $ 200 to $ 350</td><td>$ 63.2</td></tr>
<tr><td>From $ 350 to $ 550</td><td>$ 82.5</td></tr>
<tr><td>From $ 550 to $ 750</td><td>$ 96.3</td></tr>
<tr><td>From $ 750 to $1,000</td><td>$121.6</td></tr>
<tr><td>From $1,000 and Over</td><td>$148.5</td></tr>
</table>

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios and Ivy Funds) reaches certain levels. Cash Management pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Government Securities Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to

0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the fiscal year ended September 30, 2010, W&R received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | | |
		Class A	Class B	Class C
Bond Fund	$ 1,701	$ 2	$ 11	$ 4
Cash Management	—	15	14	3
Global Bond Fund	1,441	3	6	3
Government Securities Fund	389	2	9	1
High Income Fund	2,152	3	11	8
Municipal Bond Fund	1,089	2	1	3
Municipal High Income Fund	1,429	3	4	5

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal year ended September 30, 2010, the following amounts were paid by W&R:

Bond Fund	$ 1,070
Cash Management	22,088
Global Bond Fund	925
Government Securities Fund	269
High Income Fund	1,346
Municipal Bond Fund	858
Municipal High Income Fund	1,100

Expense Reimbursements and/or Waivers. During the fiscal year ended September 30, 2010, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Global Bond Fund	$ 175
Government Securities Fund	173
High Income Fund	250
Municipal Bond Fund	200
Municipal High Income Fund	200

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the fiscal year ended September 30, 2010, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Bond Fund	$ 139
Government Securities Fund	67
Municipal Bond Fund	86
Municipal High Income Fund	17

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield. The minimum yield was 0.20% for the period from October 1, 2009 through December 3, 2009, 0.05% for the period from December 4, 2009 through January 28, 2010 and 0.02% for the period from January 29, 2010 through the date of this report. This reimbursement serves to reduce shareholder servicing and/or distribution and service fees. For the fiscal year ended September 30, 2010, the following expenses were reimbursed:

Cash Management, Class A	$1,741
Cash Management, Class B	101
Cash Management, Class C	114

Any amounts due to the funds as a reimbursement but not paid as of September 30, 2010 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above fair value hierarchy levels as of September 30, 2010. The Schedule of Investments provides additional details on each Fund's portfolio holdings.

Bond Fund	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 627,461	$ —
Municipal Bonds	—	18,223	—
Other Government Securities	—	14,501	—
United States Government Agency Obligations	—	339,577	—
United States Government Obligations	—	225,171	—
Short-Term Securities	—	26,320	—
Total Investments in Securities	$ —	$1,251,253	$ —

Cash Management	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 762,244	$ —
Municipal Obligations	—	427,978	—
United States Government Agency Obligations	—	51,335	—
Total Investments in Securities	$ —	$1,241,557	$ —

Global Bond Fund	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 2,838	$ —	$ —
Corporate Debt Securities	—	524,063	12,367
Other Government Securities	—	39,753	2,170
United States Government Agency Obligations	—	45,748	—
United States Government Obligations	—	125,603	—
Short-Term Securities	—	23,286	—
Total Investments in Securities	$ 2,838	$ 758,453	$ 14,537
Forward Foreign Currency Contracts	$ —	$ 180	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 2,347	$ —

Government Securities Fund	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Agency Obligations	$ —	$ 291,782	$ 1,630
United States Government Obligations	—	122,594	—
Short-Term Securities	—	6,986	—
Total Investments in Securities	$ —	$ 421,362	$ 1,630

High Income Fund	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 14,157	$ —	$ —
Preferred Stocks	4,820	—	—
Warrants	—	748	—
Corporate Debt Securities	—	1,230,767	—
Senior Loans	—	59,520	13,959
Short-Term Securities	—	40,004	—
Total Investments in Securities	$ 18,977	$1,331,039	$ 13,959
Forward Foreign Currency Contracts	$ —	$ 358	$ —

Municipal Bond Fund	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 708,561	$ —
Short-Term Securities	—	39,317	—
Total Investments in Securities	$ —	$ 747,878	$ —

Municipal High Income Fund	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 648,130	$ 2,301
Short-Term Securities	—	26,451	—
Total Investments in Securities	$ —	$ 674,581	$ 2,301

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Other Government Securities	United States Government Agency Obligations	Senior Loans	Municipal Bonds
Bond Fund					
Beginning Balance 10-1-09	$ 1,039	$ —	$ —	$ —	$ —
Net realized gain (loss)	(2,020)	—	—	—	—
Net unrealized appreciation (depreciation)	1,979	—	—	—	—
Purchases	—	—	—	—	—
Sales	33	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—	—
Transfers out of Level 3 during the period	(1,031)	—	—	—	—
Ending Balance 9-30-10	$ —	$ —	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-10	$ —	$ —	$ —	$ —	$ —
Global Bond Fund					
Beginning Balance 10-1-09	$ 3,791	$2,075	$ —	$ —	$ —
Net realized gain (loss)	—	—	—	—	—
Net unrealized appreciation (depreciation)	34	95	—	—	—
Purchases	—	—	—	—	—
Sales	—	—	—	—	—
Transfers into Level 3 during the period	8,542	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—	—
Ending Balance 9-30-10	$12,367	$2,170	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-10	$ 887	$ 95	$ —	$ —	$ —

	Corporate Debt Securities	Other Government Securities	United States Government Agency Obligations	Senior Loans	Municipal Bonds
Government Securities Fund					
Beginning Balance 10-1-09	$ —	$ —	$1,856	$ —	$ —
Net realized gain (loss)	—	—	—	—	—
Net unrealized appreciation (depreciation)	—	—	(11)	—	—
Purchases	—	—	—	—	—
Sales	—	—	(215)	—	—
Transfers into Level 3 during the period	—	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—	—
Ending Balance 9-30-10	$ —	$ —	$1,630	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-10	$ —	$ —	$ (11)	$ —	$ —
High Income Fund					
Beginning Balance 10-1-09	$ 2,774	$ —	$ —	$ 33,577	$ —
Net realized gain (loss)	—	—	—	3,230	—
Net unrealized appreciation (depreciation)	—	—	—	(3,284)	—
Purchases	—	—	—	481	—
Sales	—	—	—	(19,139)	—
Transfers into Level 3 during the period	—	—	—	14,079	—
Transfers out of Level 3 during the period	(2,774)	—	—	(14,985)	—
Ending Balance 9-30-10	$ —	$ —	$ —	$ 13,959	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-10	$ —	$ —	$ —	$ 35	$ —
Municipal High Income Fund					
Beginning Balance 10-1-09	$ —	$ —	$ —	$ —	$ —
Net realized gain (loss)	—	—	—	—	—
Net unrealized appreciation (depreciation)	—	—	—	—	—
Purchases	—	—	—	—	—
Sales	—	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—	2,301
Transfers out of Level 3 during the period	—	—	—	—	—
Ending Balance 9-30-10	$ —	$ —	$ —	$ —	$2,301
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-10	$ —	$ —	$ —	$ —	$ (368)

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2010, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

As shown above, the Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal year ended September 30, 2010, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Bond Fund	$ 221,243	$ 96,315
Cash Management	—	—
Global Bond Fund	212,356	166,910
Government Securities Fund	—	10,432
High Income Fund	1,287,921	1,189,843
Municipal Bond Fund	171,292	86,580
Municipal High Income Fund	204,479	90,790

Purchases of and proceeds from maturities and sales of U.S. Government securities were as follows:

	Purchases	Sales
Bond Fund	$ 297,619	$ 196,281
Global Bond Fund	75,480	22,557
Government Securities Fund	250,748	267,571

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at September 30, 2010 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of investments	Gross appreciation	Gross depreciation	Net unrealized appreciation
Bond Fund	$1,182,020	$ 93,337	$24,104	$69,233
Cash Management	1,241,557	—	—	—
Global Bond Fund	746,946	41,232	12,350	28,882
Government Securities Fund	398,819	25,650	1,477	24,173
High Income Fund	1,304,057	78,464	18,546	59,918
Municipal Bond Fund	687,214	61,342	678	60,664
Municipal High Income Fund	656,034	46,274	25,426	20,848

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended September 30, 2010 and the related net capital losses and post-October activity were as follows:

	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
Net ordinary income	$ 40,528	$1,207	$16,902	$12,921	$104,445	$28,052	$32,020
Distributed ordinary income	40,317	1,665	15,187	12,947	104,548	28,313	32,078
Undistributed ordinary income	624	200	5,560	132	821	501	339
Realized long term capital gains	—	—	—	5,180	—	—	—
Distributed long term capital gains	—	—	—	—	—	—	—
Undistributed long term capital gains ..	—	—	—	5,180	—	—	—
Post-October losses deferred	5,252	276	2,027	—	—	22	1,329

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

	Bond Fund	Cash Management	Global Bond Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
September 30, 2011	$ —	$ —	$ 1,274	$ 74,474	$ —	$ 3,930
September 30, 2012	—	—	—	—	—	4,152
September 30, 2013	—	—	—	—	—	5,048
September 30, 2014	—	—	—	—	115	—
September 30, 2015	5,689	—	—	—	1,919	420
September 30, 2017	276	—	—	33,425	—	504
September 30, 2018	5,562	209	2,877	17,192	53	16,061
Total carryover	$11,527	$ 209	$4,151	$125,091	$2,087	$30,115

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

At September 30, 2010, the following reclassifications were made: Bond Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; Global Bond Fund reclassified permanent differences relating to differing treatments of foreign currency gains and losses, forward foreign currency contract gains and losses, mortgage-backed security paydowns and expiring capital loss carryovers; Government Securities Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; High Income Fund reclassified permanent differences relating to differing treatments of forward foreign currency contract gains and losses, partnership distributions and expiring capital loss carryovers; Municipal Bond Fund reclassified permanent differences relating to expiring capital loss carryovers; Municipal High Income Fund reclassified permanent differences relating to expiring capital loss carryovers.

6. MULTICLASS OPERATIONS

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	For the fiscal year ended September 30,			
	2010		2009	
Bond Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	63,763	$ 395,831	53,699	$ 317,260
Class B	779	4,833	1,148	6,756
Class C	1,151	7,143	1,203	7,088
Class Y	686	4,227	1,397	8,340
Shares issued in reinvestment of distributions to shareholders:				
Class A	6,039	37,334	5,844	34,452
Class B	96	591	143	843
Class C	78	483	89	526
Class Y	112	694	114	672
Shares redeemed:				
Class A	(36,175)	(224,475)	(43,185)	(254,467)
Class B	(1,685)	(10,442)	(2,243)	(13,233)
Class C	(968)	(5,994)	(1,135)	(6,695)
Class Y	(3,271)	(20,740)	(3,100)	(18,047)
Net increase	30,605	$ 189,485	13,974	$ 83,495

	For the fiscal year ended September 30,			
	2010		**2009**	
Cash Management	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A	3,367,136	$ 3,367,136	2,797,287	$ 2,797,287
Class B**	7,410	7,410	29,724	29,724
Class C**	10,477	10,477	23,967	23,967
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,591	1,591	16,313	16,313
Class B**	11	11	81	81
Class C**	11	11	74	74
Shares redeemed:				
Class A	(3,381,455)	(3,381,455)	(2,854,350)	(2,854,350)
Class B**	(14,189)	(14,189)	(29,551)	(29,551)
Class C**	(15,504)	(15,504)	(23,343)	(23,343)
Net decrease	**(24,512)**	**$ (24,512)**	**(39,798)**	**$ (39,798)**

** Class B and Class C are not available for direct investments.

	For the fiscal year ended September 30,			
	2010		**2009**	
Global Bond Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A	62,079	$ 245,284	61,271	$ 220,915
Class B	928	3,644	1,613	5,816
Class C	1,892	7,442	1,851	6,649
Class Y	2,284	9,018	606	2,201
Shares issued in reinvestment of distributions to shareholders:				
Class A	3,550	14,063	8,324	29,084
Class B	39	152	192	666
Class C	55	216	196	682
Class Y	111	437	360	1,257
Shares redeemed:				
Class A	(37,690)	(148,927)	(51,610)	(183,774)
Class B	(1,485)	(5,862)	(3,021)	(10,796)
Class C	(1,248)	(4,924)	(2,196)	(7,861)
Class Y	(7,295)	(29,113)	(1,748)	(6,107)
Net increase	**23,220**	**$ 91,430**	**15,838**	**$ 58,732**

	For the fiscal year ended September 30,			
	2010		**2009**	
Government Securities Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A	21,992	$ 126,387	53,840	$ 302,625
Class B	175	1,007	1,648	9,228
Class C	785	4,500	2,493	13,987
Class Y	1,580	8,981	7,213	40,669
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,870	10,728	2,228	12,590
Class B	35	203	61	344
Class C	46	265	62	353
Class Y	229	1,308	110	621
Shares redeemed:				
Class A	(21,624)	(123,687)	(52,568)	(296,886)
Class B	(998)	(5,718)	(2,037)	(11,508)
Class C	(987)	(5,657)	(2,310)	(13,035)
Class Y	(8,563)	(50,288)	(619)	(3,492)
Net increase (decrease)	**(5,460)**	**$ (31,971)**	**10,121**	**$ 55,496**

High Income Fund	For the fiscal year ended September 30,			
	2010		2009	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	39,307	$ 264,316	58,324	$ 326,307
Class B	573	3,851	1,359	7,557
Class C	1,304	8,749	2,720	15,221
Class Y	7,181	48,019	7,240	40,348
Shares issued in reinvestment of distributions to shareholders:				
Class A	12,802	86,153	11,807	67,130
Class B	231	1,552	272	1,533
Class C	285	1,920	228	1,306
Class Y	1,194	8,044	848	4,862
Shares redeemed:				
Class A	(38,463)	(258,241)	(37,892)	(213,922)
Class B	(1,426)	(9,587)	(1,688)	(9,506)
Class C	(1,471)	(9,875)	(980)	(5,589)
Class Y	(4,986)	(33,529)	(1,765)	(10,137)
Net increase	16,531	$ 111,372	40,473	$ 225,110

Municipal Bond Fund	For the fiscal year ended September 30,			
	2010		2009	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	22,695	$ 164,097	19,588	$ 132,575
Class B	60	435	130	875
Class C	1,025	7,412	837	5,646
Class Y**	N/A	N/A	—	—
Shares issued in reinvestment of distributions to shareholders:				
Class A	3,359	24,220	2,853	19,325
Class B	11	76	13	86
Class C	49	352	32	217
Class Y**	N/A	N/A	—*	1
Shares redeemed:				
Class A	(11,224)	(81,059)	(13,307)	(89,731)
Class B	(151)	(1,089)	(214)	(1,441)
Class C	(369)	(2,665)	(295)	(2,007)
Class Y**	N/A	N/A	(4)	(29)
Net increase	15,455	$ 111,779	9,633	$ 65,517

* Not shown due to rounding.
** Class is closed to investment.

Municipal High Income Fund	For the fiscal year ended September 30,			
	2010		2009	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	35,335	$ 167,102	24,517	$ 101,885
Class B	161	760	178	732
Class C	2,253	10,650	1,345	5,598
Class Y**	N/A	N/A	1,104	4,625
Shares issued in reinvestment of distributions to shareholders:				
Class A	5,504	25,981	5,045	21,032
Class B	31	147	42	174
Class C	158	747	131	548
Class Y**	N/A	N/A	—*	1
Shares redeemed:				
Class A	(15,325)	(72,254)	(19,527)	(80,274)
Class B	(304)	(1,432)	(566)	(2,364)
Class C	(916)	(4,323)	(1,173)	(4,817)
Class Y**	N/A	N/A	(1,111)	(4,677)
Net increase	26,897	$ 127,378	9,985	$ 42,463

* Not shown due to rounding.
** All capital and shares related to Class Y were reorganized into an affiliated fund on May 18, 2009.

7. DERIVATIVE INSTRUMENTS

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Fund may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$180	Unrealized depreciation on forward foreign currency contracts	$2,347

The effect of derivative instruments on the Statement of Operations for the fiscal year ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$(5,331)	$7,036

During the fiscal year ended September 30, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $73,500 and $70,978, respectively.

High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Fund utilized forward contracts.

Fair values of derivative instruments as of September 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$358	N/A	$0

The effect of derivative instruments on the Statement of Operations for the fiscal year ended September 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$10	$358

During the fiscal year ended September 30, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $3,261 and $3,573, respectively

8. IN-KIND REDEMPTIONS

A Fund may, under certain circumstances, redeem portfolio securities rather than cash for a redemption of Fund shares (in-kind redemption). The fund recognizes a gain or loss on in-kind redemptions to the extent that the value of the redeemed securities differs on the date of the redemption from the cost of those securities. Gains and losses realized from in-kind redemptions are not recognized for tax purposes but rather are reclassified from accumulated undistributed net realized loss to paid-in capital. During the fiscal year ended September 30, 2009, Municipal High Income Fund realized $353 of net capital losses resulting from in-kind redemptions of $3,860.

9. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios, formerly W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, required Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors (now Trustees). The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Waddell & Reed Advisors Funds

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund, and Waddell & Reed Advisors Municipal High Income Fund, seven of the series constituting Waddell & Reed Advisors Funds (the "Trust"), as of September 30, 2010, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2010, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the series constituting Waddell & Reed Advisors Funds as of September 30, 2010, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 19, 2010

Municipal Bond Fund and Municipal High Income Fund designated $28,220,510 and $31,868,348, respectively, of dividends paid from net ordinary income as tax-exempt income for the tax period ended September 30, 2010.

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (25 portfolios) and Waddell & Reed InvestEd Portfolios (3 portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (33 portfolios). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Ivy Family of Funds.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com. Each Trustee became a Trustee in 2009, as reflected in the first date shown in the charts below. The second date shows when the Trustee first became a director of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2009 Fund Complex: 2003	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to present); Governance Committee Member of Kansas State University Foundation; Director of Kansas Bioscience Authority; Member of Kansas Foundation for Medical Care; Trustee, Ivy Funds (33 portfolios overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2009 Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present); formerly, Dean of Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2009 Fund Complex: 1997	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Former President, Liberty Memorial Association (WWI National Museum) (2005-2007); Director, Northland Betterment Commission (community service)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	Trust: 2009 Fund Complex: 1998 Trust: 2009 Fund Complex: 2006	President Emeritus, University of Utah; President Emeritus, University of California; Chairman, Board of Trustees, J. Paul Getty Trust (until 2004); Professor, University of Utah (non-profit education) (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003-2005)
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	Trust: 2009 Fund Complex: 1998	Dean and Professor of University of Oklahoma College of Law and University Vice President (2010 to present); Director of Graymark HealthCare (2008 to present); President of Graymark HealthCare (2008-2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); Independent Director of LSQ Manager, Inc. (2007 to present); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma School of Law (1997 to 2010)	Director and Shareholder, Valliance Bank; Director, Norman Economic Development Coalition (non-profit); Member Oklahoma Foundation of Excellence (non-profit); Independent Chairman and Trustee, Ivy Funds (33 portfolios overseen)

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	Trust: 2009 Fund Complex: 2008	Business Consultant; Treasurer and Trustee, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Trustee	Trust: 2009 Fund Complex: 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shughart PC 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953	Trustee	Trust: 2009 Fund Complex: 1996	Shareholder/Trustee, Polsinelli Shughart PC, a law firm (1980 to present)	Director, American Red Cross (social services)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2009 Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Dean, Bloch School of Business (1980-1986), Vice Chancellor (1988-1991); Chancellor (1992-1999); Chancellor Emeritus (1999 to present) and Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Trustee, Ivy Funds (33 portfolios overseen)

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Trustee if a prior business relationship with Waddell & Reed were deemed material. Effective October 1, 2010, Mr. Hechler serves as a Disinterested Trustee of each of the Funds with fiscal years ending September 30.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee/Officer Since	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2009 Trust: 2009 Fund Complex: 1998	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President of WDR (2005 to 2010); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, Chief Investment Officer (CIO) of WDR (1998-2005), WRIMCO (1991-2005) and IICO (2002-2005); President and Trustee of each of the funds in the Fund Complex	Director of WDR, IICO, WISC, WRIMCO and Waddell & Reed, Inc.; Trustee, Ivy Funds (33 portfolios overseen); Director, Ivy Services, Inc. (ISI), an affiliate of IICO; Director of United Way of Greater Kansas City; Director of Blue Cross/Blue Shield of Kansas City
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	Trust: 2009 Fund Complex: 2007	President of WDR (2010 to present); CIO of WDR (2005 to present); formerly CIO of WRIMCO and IICO (2005 to 2010); Senior Vice President of WDR (2005 to 2009); Executive Vice President of WRIMCO and IICO (2006 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present)	Director of WDR, WRIMCO and IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Trustee	Trust: 2009 Fund Complex: 1998	Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008)	None

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Funds' officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President Secretary	2009 2009	2006 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	2009 2009 2009 2009	2006 2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President Assistant Secretary Associate General Counsel	2009 2009 2009	2000 2006 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2009 2009	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Vice President General Counsel Assistant Secretary	2009 2009 2009	2000 2000 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WI Services Company (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present).

*This is the date when the officers first became an officer of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex.

At its meeting on August 9, 10 and 11, 2010, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter ("Supplemental Response"). The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund.

Nature, Extent and Quality of Services Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio.

The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable. The Trustees noted the independent fee consultant's finding that the Funds had generally strong performance for the longer-term periods reviewed.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Other Accounts").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Bond Fund

The Trustees considered that Waddell & Reed Advisors Bond Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's investments in higher-quality bonds had adversely affected the Fund's performance over the three-year period and in particular in the last year. They further considered the year-to-date performance information through June 9, 2010, provided by WRIMCO in its Initial Response and through June 30, 2010, provided by WRIMCO in its Supplemental Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were equal to the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Cash Management

The Trustees considered that Waddell & Reed Advisors Cash Management's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods and was higher than the Lipper index for the one- and three-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that the Fund's effective management fees at certain asset levels were equal to, and at other asset levels were higher than, the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Global Bond Fund

The Trustees considered that Waddell & Reed Advisors Global Bond Fund's total return performance was higher than the Performance Universe median for the one-, three-, five-, and seven-year periods and was higher than the Lipper index for the three-, five-, and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was equal to the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that a Similar Fund had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for an asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Government Securities Fund

The Trustees considered that Waddell & Reed Advisors Government Securities Fund's total return performance was lower than the Performance Universe median for the one-, three-, and ten-year periods and was lower than the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's investments in mortgage backed securities, real estate mortgage investment conduits and duration had adversely affected the Fund's performance over the three-year period, particularly in the last year. They further considered the year-to-date performance information through June 9, 2010, provided by WRIMCO in its Initial Response and through June 30, 2010, provided by WRIMCO in its Supplemental Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors High Income Fund

The Trustees considered that Waddell & Reed Advisors High Income Fund's total return performance was higher than the Performance Universe median for the three- and five-year periods and was higher than the Lipper index for the three-, five-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for an asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal Bond Fund

The Trustees considered that Waddell & Reed Advisors Municipal Bond Fund's total return performance was higher than the Performance Universe median for the three-, five-, seven-, and ten-year periods and was higher than the Lipper index for the three-, five-, and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group, except for an asset level at which the Fund's effective management fees were higher.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for an asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal High Income Fund

The Trustees considered that Waddell & Reed Advisors Municipal High Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median but that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for an asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund (other than Waddell & Reed Advisors Cash Management) includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Funds on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund, the reasonableness of the management fee paid to WRIMCO under the Management Agreement, and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

• the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;

• the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;

• the existence or appropriateness of breakpoints in the Fund's management fees;

• the Fund's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable;

• the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

• the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and

• the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund (other than Waddell & Reed Advisors Cash Management), the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Summary of Independent Fee Consultant's Report

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Trustees of the Waddell & Reed Advisors Funds ("Advisors Funds"), Ivy Funds Variable Insurance Portfolios ("Ivy Funds VIP") and Waddell and Reed InvestEd Portfolios ("InvestEd") (collectively, "the Funds") appointed an Independent Fee Consultant ("IFC") to manage the process by which the management fees paid by the Funds to WRIMCO are negotiated and prepare a written annual evaluation for use by the Board of Trustees of the Funds ("Board") in evaluating the reasonableness of the proposed management fees for the Funds ("Report"). The IFC does not replace the Trustees in negotiating management fees and does not substitute his or her judgment for that of the Trustees about the reasonableness of the proposed fees.

The following is a summary of the Report's discussion of the process and materials used by the Disinterested Trustees and Waddell in connection with the renewal of each Fund's investment management agreement with WRIMCO, related materials and the IFC's findings.

Analysis of the Process

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Trustees go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

Analysis of Materials

The Disinterested Trustees received and considered informational materials that were prepared by Waddell and The Lipper Company ("Lipper") in response to the data requested by the Disinterested Trustees through the Special Compliance & Governance Committee created by each Board and K&L Gates. The IFC used these materials and other information received by the Disinterested Trustees throughout the year to analyze trends and comparative information about the six factors discussed below.

(1) Nature and Quality of Services

The Report stated that the IFC's experience is that fund trustees should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on the Lipper 3-year performance data.

The Report stated that, overall, the Funds reflect strong comparative performance in the 3-, 5-, 7- and 10-year periods. The collective 3- and 5-year performance of the Funds has almost 90% of the Funds in the first two quartiles of their performance universe, with only one Fund falling into the 4th quartile for either period (Ivy Funds VIP Global Natural Resources).

The Report noted that the 1-year performance had realized a sharp drop in rankings, with 51% of the Funds in the 4th quartile. The Report attributes this performance generally to WRIMCO's investment style, which seeks to protect the Fund shareholders by avoiding volatility and, in general, did not share the same returns during the market gains of 2009. The Report noted the general improvement in rankings for the Funds based upon performance data for the three-month period ended June 30, 2010.

(2) Management Fees

The Report noted that the IFC reviewed how actual management fees for each of the Funds have changed in ranking from 2009 to 2010. With respect to the Funds within the Advisors Funds, the Report stated that, in aggregate, 55% of the Funds within the Advisors Funds have management fees above their peer group median, an increase from 45% in 2009. The Report further stated that the average actual basis point fees of the Advisors Funds recognized a slight reduction but because of market competition, peer pricing and selection, the relative rankings increased. With respect to the Funds within Ivy Funds VIP, the Report stated that, in aggregate, the majority of the Funds (excluding the Pathfinder Portfolios) have management fees above their peer group median and noted that the average ranking of 57% had declined slightly from last year. With respect to the Funds within InvestEd, the Report noted that the percentile ranking was the highest possible because there are no management fees charged to these Funds.

The Report also noted that certain Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report commented that Waddell's business model tends to result in higher non-management expenses. This business model targets the small- to mid-level investor population, an approach that has resulted in many smaller accounts relative to the general mutual fund industry.

(3) Possible Economies of Scale

The IFC Report noted that all Funds except money market Funds already have breakpoints in place that appear adequate in providing economies of scale.

(4) Management Fees for Other Clients

The Report noted that the Advisors Funds and Ivy Funds VIP have Funds with similar investment strategies and, in general, these corresponding Funds have comparable contractual management fees. The Report stated that actual management fee variances can be explained with the larger average asset size of particular Funds within Advisors Funds, causing some of these Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further noted that the Funds within the Advisors Funds or Ivy Funds VIP that correspond to funds within Ivy Funds having similar investment strategies also have comparable contractual management fees.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Funds within the Advisors Funds and Ivy Funds VIP. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) and (6) WRIMCO Costs and Profitability

The Report noted that the disinterested trustees of mutual funds generally are required to consider the cost and profitability of the fund's advisory contract to the adviser. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested trustees often review the overall profitability of their funds to other funds' and investment advisers. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell's parent company and other public companies in the investment business. The Report found that this analysis places Waddell's parent company near the median of its Lipper peers.

***

The Report concluded that the IFC monitored the process, reviewed the materials, and reached the following conclusions: (1) The contract renewal process conducted under the supervision of the Disinterested Trustees has been careful, deliberate, and conscientious; (2) The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Trustees and the full Boards; and (3) The discussion which took place leading up to and at the Disinterested Trustees and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

ANNUAL PRIVACY NOTICE
Waddell & Reed Advisors Funds

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the Waddell & Reed InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Waddell & Reed Advisors Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.